SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

		Sequential
Exhibit	Description	Page Number

- Naspers Limited annual report for the financial year ended 31 March 2006, dated August 3, 2006



NASPERS

annual report 2006

contents

vision

To create a personal reference world of entertainment, information and education, which is accessible wherever you are.



mission

To build **shareholder**
value by operating
subscriber
platforms
that bring **content, services**
and **communication** to paying users;
to sell related **technologies** and be useful
to the **communities** we serve


Idols
TRUE LOVE
WIN!
heat
veja
ASTRO GUIDE 2006
SUN
PLASMA OU LCD?
LITTLE BROTHER'S
SHIFT
Kk Ll Mm Nn Oo Pp Qq


Revenue by segment
(In rand millions)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2005
2006
Pay television
Internet
Conditional access
Entriq
Print media


Operating profit before amortisation and other gains/(losses) – net by segment
(In rand millions)
3 500
3 000
2 500
2 000
1 500
1 000
500
0
-500
2005
2006
Pay television
Internet
Conditional access
Entriq
Print media


Shareholders' equity
(In rand millions)
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2004
2005
2006


Dividend per share
(In cents)
80
70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

- Revenue
R15 706 million

- Operating profit before amortisation and other gains and losses
R3 100 million

- Cash flow from operating activities
R3 166 million

	2006 R'm	2005 R'm
Income statement and cash flow		
Revenue	15 706	13 518
Operating profit before amortisation and other gains and losses	3 100	2 538
Operating profit	3 004	2 469
Net attributable profit	3 190	2 385
Cash flow from operating activities	3 166	2 368
Balance sheet		
Total assets	17 339	14 043
Current assets	10 067	7 204
Shareholders' equity	7 290	5 093
Non-current liabilities	3 372	2 968
Current liabilities	6 677	5 982
Other information		
Dividend per N ordinary share (cents)	70	38
Earnings per N ordinary share (cents)	1 124	860
Weighted average number of N ordinary shares in issue ('000)	283 719	277 294

company and nature of business



NASPERS

SOUTH AFRICA

The operation of pay-television subscriber platforms, as well as pay-television channels and internet platforms. Also magazines, newspapers, printing and distribution businesses, as well as book publishing and distribution businesses and private education.

Pay TV & Internet



Newspapers, Magazines & Printing

Media)24   paarl media

Books & Education

INTERNATIONAL

Pay-television platforms in sub-Saharan Africa and Greece, as well as businesses that develop the underlying technologies used by these platforms. Internet investments in China, Thailand and the USA. Also print media investments in China, Brazil, sub-Saharan Africa and Russia.

Pay TV, Internet & Technology



Print Media

MIH PRINT MEDIA   Abril

major brands

- **Pay Television** – Action X, Big Brother, Carte Blanche, Channel O, DStv, go, Idols, K-World, kykNET, M-Net, M-Net Movies 1 and 2, M-Net-on-Demand, M-Net Series, SuperSport, SuperSport Travel, SuperSport United Football Club, SuperSport Wheelchair Basketball
- **Internet** – *commerce*ZONE, MWEB Business, MWEB home, polka
- **Media24 Digital** – 24.com, Fin24, Food24, Health24, Images24, Kalahari.net, News24, Property24, Subscribe24, Wheels24, Women24

- **Newspapers** – Beeld, City Press, Daily Sun, Die Burger, Gauteng Business, NaweekSon, Rapport, Soccer Laduuuuuma!, Son, Sunday Sun, The Witness, Volksblad and community newspapers
- **Magazines** – Baba & Kleuter, Bicycling, blunt, COSMOPOLITAN, dit, DRIVE OUT, DRUM, Eat In, Eat Out, FAIRLADY, FAIRLADY Bride, FHM, FINWEEK, Golf Digest, heat, home, HUISgenoot, Insig, Kick Off, Landbouweekblad, Lééf met hart & siel, Men's Health, Move!, NATIONAL GEOGRAPHIC kids, Reader's Digest, Real Simple, RUNNER'S WORLD, Saltwater GIRL, Saltwater GIRL Surf, SARIE, SARIE Bruid, Sports Illustrated South Africa, seventeen, SHAPE, SHAPE Fit Pregnancy, SHOP!, the wisden cricketer, TimeOut, TRUE LOVE, TRUE LOVE Bride, tuis, tvplus, VISI, Weg!, Woman's Value, YOU, YOUR baby, Your Child, YOUR PREGNANCY, zigzag
- **Printing** – Paarl Gravure, Paarl Media, Paarl Print, Paarl Print Labels, Paarl Web, Paarl Web Gauteng
- **Distribution** – NLD, NND24
- **Publishers and Agents** – Book Promotions/Horizon Collegium Botswana, Jonathan Ball Publishers, Lux Verbi.BM, Nasou Via Afrika, NB Uitgewers, Van Schaik Uitgewers
- **Trade and Distribution** – Afribooks, Leisure Books, Leserskring, Lux Verbi Retail, On the Dot, Van Schaik Bookstore
- **Private Education** – *Educor: International Colleges Group:* Academy of Mathematics and Science, Damelin Correspondence College, ICG Learning Solutions, ImagingDataSolutions, INTEC College, Lyceum College; *Damelin Education Group:* City Varsity, Damelin, Midrand Graduate Institute, Milpark Business School; *The Graduate Institute of Management and Technology*

- **Pay Television** – AfricaMagic, Big Brother, MultiChoice Africa, MultiChoice Hellas, NetMed, Nova, SuperSport
- **Internet** – Sanook!, MWEB (Thailand), QQ, Tencent
- **Technology** – Entriq, Irdeto Access, MediaZone
- **Newspapers** – Beijing Youth Daily, Goal!
- **Magazines** – Drum East Africa, Kick Off Nigeria, True Love East Africa, True Love West Africa, TV24, Veja



Seattle
North America
Redwood City
Carlsbad
South America
Sao Paulo
London
Hoofddorp
Amsterdam
Europe
Africa
Dakar
Praia
Banjul
Bissau
Conakry
Freetown
Monrovia
Yamoussoukro
Bamako
Ouagadougou
Niamey
Ndjamena
Lome
Lagos
Accra
Porto-Novo
Yaoundé
Sao Tome
Malabo
Libreville
Brazzaville
Luanda
Jamestown
Windhoek
Cape Town

Group operations



Harbin
Changchun
Shenyang
Hohhot
Urumchi
Beijing
Lanzhou
Shijiazhuang
Tianjin
Taiyuan
Jinan
Xi'an
Zhengzhou
Chengdu
Hefei
Wuhan
Shanghai
Chongqing
Hangzhou
Kunming
Changsha
Fuzhou
Guiyang
Nanchang
Guangzhou
Nanjing
Nanning

Moscow

Kiev

Thessaloniki
Athens
Nicosia

Asia

Seoul

New Delhi

Khartoum
Asmara
Djibouti
Addis Ababa
Bangkok

Bangui

Kampala
Kigali
Nairobi
Bujumbura
Kinshasa
Zanzibar
Victoria
Dodoma

Lusaka
Lilongwe
Harare
Mutare
Bulawayo
Antananarivo
Gaborone
Maputo
Port Louis
Johannesburg
Maseru
Mbabane
Durban

Australia

Sydney

Investing
for future growth



Ton Vosloo – Chairman

OVERVIEW AND PROSPECTS

The Naspers group strategy over the past two decades has been to evolve from a traditional print media business in one country into a broader-based media company in multiple countries. In the process, several new ventures were launched and risks were taken with the launch of M-Net, MTN, the pay-television expansion into Europe, OpenTV, internet ventures like MWEB and Tencent, newspapers in China, and others.

Over the past few years we have lived within our means and emphasis was placed on profitability and cash flow, even at the expense of future growth. The result is that we have a profitable and cash flush group today, whilst many of our competitors globally suffered severely or collapsed.

The Naspers group continues to benefit from past investments coming to fruition and a positive macro-environment in many of its key markets. This year top-line revenues grew by 16% to R15,7 billion and core headline earnings by 67% to R1,9 billion.





After four years of rapid earnings and cash flow growth, some strategic investments are required in the year ahead to deliver growth in future. We are targeting, in particular, broadband services in Asia and North America, and in Africa on digital video broadcast-handheld (DVB-H). We plan this in the knowledge that such investments will reduce short-term earnings and cash flow growth. In addition, we will invest in the further organic growth of our existing businesses and also expand into new markets and opportunities.

In recent times the group has seen strong macro-economic growth in our key markets. Over the past few years, economic management of especially the South African and Chinese economies has been particularly impressive. Future growth will be reliant on continued economic expansion in all our markets, which is uncertain.

Geographically the group is focused on the BRICSA countries (Brazil, Russia, India, China, South and sub-Saharan Africa), which we believe present above-average growth opportunities. To date we have been successful in establishing a smaller or bigger presence in approximately 50 countries. Subsequent to year-end, we acquired a 30% equity stake in Abril, for a cash consideration of US$422 million. This also creates participation in the expanding Brazilian media market. In addition, we also established development offices in Russia and in India, and are pursuing opportunities in these and other markets at present.

As mentioned above, the group plans to step up investment in broadband and mobile technologies and services. This presents opportunities for delivering media content in new formats to our clients.

ELECTRONIC MEDIA
Pay television

In aggregate, the pay-television segment grew revenues by 15% and operating profit before amortisation and other gains and losses by 29%. This growth was largely driven by an increase in the aggregate subscriber base of 163 000 to just above two million.

These segmental results exclude UBC, which was sold during the year and is treated for IFRS reporting purposes as a discontinued operation.







Koos Bekker – *Managing director*



Tsotsi



South Africa

The South African operation reflected some growth, increasing by a net 103 000 to 1,25 million subscribers. The lower-priced bouquet aimed at the emerging market *(DStv Compact)* grew to 42 000 households. MultiChoice launched the personal video recorder (PVR) in October 2005, selling some 28 000 units. In the coming year we intend to make a substantial investment in the development of a DVB-H platform in South Africa, which may not be profitable for some years.

Sub-Saharan Africa

The sub-Saharan Africa subscriber base grew by 50 000 to 385 000, primarily from expansion in the Angolan market. Our businesses in sub-Saharan Africa continue to be subject to regulatory pressures and processes.

Mediterranean

This base increased by 10 000 to 374 000 subscribers. Migration from analogue to digital continues, with 69% of subscribers now using digital services. During the year ten new channels were added to the *Nova* platform. Seasonal churn remains an issue.



Internet

The internet segmental results for the current year exclude Tencent, as this investment is now equity accounted. The prior year figures include Tencent for three months to June 2004.



The internet segment reflected revenue growth of 29% (52% adjusting for Tencent's accounting treatment). Operating losses before amortisation and other gains and losses increased to R98 million, mostly attributed to the investment in the internet portals in Thailand and *Sportscn* in China. The MWEB operation in South Africa continues to be profitable.





Tencent is the leading instant-messaging (IM) platform in China and increasingly one of the leaders in this category worldwide. Peak simultaneous online users account for IM services reaching 19,6 million, and active IM user accounts increasing to 220 million.

The internet segment, including our equity accounted share of Tencent's earnings, is profitable.

Conditional access

Irdeto, the content security solution business, reported record shipments of almost six million devices. This led to a growth in revenues of 38%.

Irdeto recently acquired a competitor, Philips CryptoTec. It continued its expansion into the rapidly developing mobile TV segment. Its client, TU Media in Korea, is the first such mobile TV service launched in the world. Irdeto will increase its lead by further developing its technology for safeguarding content in the broadband, internet and mobile environment.

Entriq

Broadband media is becoming the dominant form of internet use globally. This is evidenced by the almost doubling of Entriq's revenue to R66 million.

Extensive investment continued in content protection and subscriber management technologies for such broadband markets. Entriq's clients include NBC, Viacom, MTV, ProSieben and Intel's V*ii*V platform.

Entriq has also developed a broadband product, MediaZone, where niche content from various sources is aggregated and offered to the market for subscription.

Substantial investment is expected over the near term to consolidate the progress that Entriq has achieved in its technologies.





PRINT MEDIA

Newspapers, magazines and printing

This segment benefited from strong organic growth and robust economic conditions, resulting in revenue increasing by 18% to R3,9 billion.

Newspaper titles such as the *Daily Sun, Son* and *Soccer Laduuuuuma!* continued to show circulation growth. Additional printing presses are being installed to cope with increased demands.

The magazine segment also experienced a good year with a number of new titles being launched.

A new printing plant, Paarl Web Gauteng, was commissioned and is performing to expectation. An empowerment partner, Kurisani, has invested in this business.

Book publishing and private education

The book publishing business, Via Afrika, had a reasonable year. Especially its school book publishers recorded an excellent performance.

In contrast, results in the private education business were mixed. The core distance education business, *International Colleges Group*, experienced a satisfactory year, whilst a number of growth initiatives were launched with varying levels of success. This was also the last year of the teach-out of *Lyceum* colleges, closed some years ago. The face-to-face business, *Damelin*, worked on its repositioning and focused on the further education and training sector.

DIVIDEND

The board has recommended that the annual dividend be increased by 71% to 120 cents (previously: 70 cents), per N ordinary share and 24 cents (previously: 14 cents), per unlisted A ordinary share. If approved by shareholders, the dividends will be payable to shareholders recorded in the books on 8 September 2006. It will be paid on 11 September 2006. The last date to trade *cum* dividend will be 1 September 2006.

TRANSFORMATION AND BLACK ECONOMIC EMPOWERMENT (BEE)

Our understanding is that the Codes of Good Practice should be finalised shortly. Our South African operations have already started work to ensure compliance with these codes. Regarding empowerment, we intend to achieve the required level of ownership within a reasonable period, through an offering to a broad base of BEE participants. This will include individuals, groupings and our own staff.





STRATEGY

Naspers focuses on media businesses in growing markets in which it can develop strong, sustainable market positions. We have identified the BRICSA countries specifically as growth areas. Content, brands and distribution channels are used to grow businesses.

Naspers has integrated the internet into most of its businesses to better reach customers and to increase the value of its content.

The group has a two-pronged growth strategy:

♦ Firstly, focusing on our existing businesses to develop their full potential.
♦ Secondly, investigating new ventures within our field of expertise, especially in the BRICSA countries.

We hope, but cannot guarantee, that this approach will deliver growth in future.

All our South African companies have combined their buying power and established a centralised procurement company, MWEB's *commerce*ZONE. Formulae in the codes are being employed to evaluate the performance of suppliers in black economic empowerment.

Although we are still negotiating for the best possible price and quality, the rand value of purchases awarded to *bona fide* black companies has grown significantly in recent times. We are also proud of the community service provided by our various publications, channels and platforms.

Naspers and its operating companies regard employment equity as a strategic priority and are monitoring progress closely in this regard. The group will focus on the elimination of discrimination and create a culture in which diversity is welcomed and utilised.

CORPORATE GOVERNANCE

Naspers is a multinational media group with operations in Africa, Asia, Europe, the USA and South America. Its primary listing is on the JSE Limited (JSE). It also has a secondary listing on The NASDAQ Stock Market (NASDAQ) in New York.

The board is committed to high standards of corporate governance throughout the group. Our group recognises the need to conduct its business with integrity and in accordance with appropriate governance practices, and knows that it is accountable for good governance.

The board's audit and risk management and human resources and nomination committees fulfil key roles in ensuring good corporate governance. The group also uses independent external advisors.

During the past year several improvements were made to our governance structures. All members of the human resources and nomination committee, and the audit and risk management committee are independent. The board has a process to review, on an annual basis, the effectiveness and role of the board and its chair, as well as the effectiveness of the respective board committees and directors. An assessment of the audit and risk management committee in compliance with the Sarbanes-Oxley regulations was conducted. A group-wide project was initiated to assist the group to become, where required, fully compliant with these regulations.

A business ethics management process was rolled out. Orientation programmes have been developed for new members of the board, and the audit and risk management committee.

The risk management process in respect of major subsidiaries such as Media24 has been revised, in line with the group's overall risk management approach. Whistle-blowing facilities have been implemented by some major subsidiaries and are being rolled out in others. Reporting on the group's corporate social investments is being improved.

A detailed review of the group's corporate governance can be found on page 50 of the annual report.

Integrity Chain



COMMUNITY



CONNECTION



COMMUNICATION



COMMITMENT





RISK MANAGEMENT

Managing risk plays a central role in the day-to-day operations of all our businesses. As an international multimedia group with business activities in various countries, the group is exposed to a wide range of risks that may have serious consequences. The diversified nature of the group does, however, assist in spreading exposure.

The Naspers board, in conjunction with its boards of major subsidiary companies, is responsible for determining risk management and control procedures, as well as for evaluating the effectiveness of those procedures.

Risk management functions have been established in the larger group companies and the process is subject to periodic review.

The main risks to which the group businesses are exposed include:

♦ global political and market trends
♦ competition
♦ technical innovations
♦ currency fluctuations
♦ legislation and regulations
♦ political and economic instability.

While these risks are mostly outside the board's control, measures may be implemented to limit or prevent the effects. A more detailed review of the risks facing the group and the compensatory steps taken are contained on page 56 of this annual report.

DIRECTORS

In terms of the company's articles of association, one-third of the non-executive directors retire annually and re-appointment is not automatic. Adv F du Plessis, Prof R C C Jafta and Mr F T M Phaswana, who retire by rotation at the annual general meeting, being eligible, offer themselves for re-election. Their abridged *curricula vitae* are included on pages 60 and 61 of this 2006 annual report.

Shareholders will be asked to consider their re-election at the upcoming annual general meeting, notice of which is contained in this annual report.

PEOPLE

We are grateful for the contribution made by so many of our people in so many countries. They have shown character and enterprise to achieve most of the goals our businesses were set.

Fast-moving markets demand that we are flexible and adapt quickly to



change. The group has experienced massive change over the years and hopes that it has the skills, determination and people to meet the challenges in each of the markets in which we operate and utilise the opportunities.

Finally, our thanks to our people for their dedication and to our fellow board members for their guidance and support during what has been a busy year.



TON VOSLOO
Chairman

KOOS BEKKER
Managing director

Net growth
in subscriber base

This review presents the highlights of the group's performance during the past year. Full details can be found in the annual financial statements presented on pages 66 to 167 of this annual report.

OVERVIEW OF GROUP RESULTS

Revenue

Group revenues grew by 16% to R15,7 billion. This came largely from net growth in the pay-television subscriber base of 163 000 households and an increase in advertising revenues of 22%.

Operating profit

Operating profit improved by 22% to R3 billion, with aggregate operating margins at 19%.

Finance cost

Net finance cost of R11 million includes net interest income of R181 million earned on cash held in the group, an imputed interest cost on finance leases - mostly for satellite capacity - of R177 million, unrealised foreign exchange losses of R22 million on foreign denominated finance leases and fair value adjustments on foreign exchange contracts and other derivatives, which reflect a net gain of R7 million.

Equity-accounted results

The group's share of earnings from its equity-accounted associates, including the investment in Tencent, increased to R151 million.

Tax charge

The taxation charge of R935 million is substantially higher than last year, partly a function of the increased profitability of the group and partly the creation of deferred tax assets last year of R470 million, which reduced the net tax charge in that year.

Discontinued operations

An accounting profit of some R1 billion was recorded on the sale of our interest in UBC (the pay-television operator in Thailand) and MKSC (a Thai ISP business) and is reflected as a profit arising on the discontinuance of operations.

foreign exchange contracts of R360 million. As expected, neither of these items recurred to this extent in the current year. As a consequence, headline earnings for this year reflect a modest growth of 6% to R2,14 billion.

Core headline earnings

Core headline earnings, which we believe reflects true, sustainable earnings performance, grew by 67% to R1,97 billion. An analysis of core headline earnings is shown below.

	Year ended 31 March 2006 R'm	Year ended 31 March 2005 R'm
Net profit attributable to shareholders	**3 190**	**2 384**
Adjusted for:		
– impairment of goodwill and other assets	69	14
– profit on sale of property, plant and equipment	(17)	(7)
– (profit)/loss on sale of investments	(64)	1
– discontinuance of operations	(1 032)	–
– dilution profits	–	(368)
Headline earnings	**2 146**	**2 024**
Adjusted for:		
– creation of deferred tax assets	(42)	(470)
– amortisation of intangible assets	48	40
– IAS 39 fair value adjustments	(145)	(360)
– profit from discontinued operations	(32)	(49)
Core headline earnings	**1 975**	**1 185**

Headline earnings

Last year we reported headline earnings of R2,02 billion and indicated to shareholders that this figure was artificially boosted by the creation of deferred tax assets of R470 million and fair value adjustments relating to

Cash flows and balance sheet

The group balance sheet remains sound. The group generated free cash flow of R1,9 billion (2005: R1,4 billion) in the current year.

SEGMENTAL REVIEW

	Revenue			Ebitda		
	2006 R'm	2005 R'm	%	2006 R'm	2005 R'm	%
Electronic media	**10 219**	8 732	17	**2 937**	2 356	25
– pay television	**8 903**	7 747	15	**3 105**	2 465	26
– internet	**898**	696	29	**(34)**	11	–
– conditional access	**352**	255	38	**19**	(35)	–
– Entriq	**66**	34	94	**(153)**	(85)	80
Print media	**5 500**	4 782	15	**811**	779	4
– newspapers, magazines and printing	**3 983**	3 374	18	**745**	665	12
– book publishing and private education	**1 517**	1 408	8	**66**	114	(42)
Corporate services	**(13)**	4	–	**(52)**	(42)	24
	15 706	**13 518**	**16**	**3 696**	**3 093**	**20**

	Operating profit before amortisation and other gains/(losses)			Operating profit		
	2006 R'm	2005 R'm	%	2006 R'm	2005 R'm	%
Electronic media	**2 503**	1 945	29	**2 467**	1 916	29
– pay television	**2 761**	2 133	29	**2 785**	2 120	31
– internet	**(98)**	(52)	88	**(153)**	(68)	125
– conditional access	**5**	(47)	(111)	**–**	(47)	–
– Entriq	**(165)**	(89)	85	**(165)**	(89)	85
Print media	**652**	636	3	**595**	604	(1)
– newspapers, magazines and printing	**616**	550	12	**612**	528	16
– book publishing and private education	**36**	86	(58)	**(17)**	76	(122)
Corporate services	**(55)**	(43)	28	**(58)**	(51)	14
	3 100	**2 538**	**22**	**3 004**	**2 469**	**22**

Electronic media

The electronic media segment comprises pay-television subscriber platforms, pay-television channels and internet platforms in South Africa, as well as pay-television platforms in sub-Saharan Africa and Greece. It also includes businesses that develop the underlying technologies used by these platforms, and internet investments in China, Thailand and the USA.

Print media

The print media segment comprises magazines, newspapers, printing, book publishing and distribution businesses and private education in South Africa, as well as print media investments in China, Brazil, sub-Saharan Africa and Russia.

ACCOUNTING POLICIES

The financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, No 61 of 1973, and the Listings Requirements of JSE Limited (Listings Requirements).

In terms of the Listings Requirements, the group is required to prepare its consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.

The date of transition to IFRS was 1 April 2004. The group's opening balance sheet at 1 April 2004 has been restated in accordance with IFRS1, "First-time Adoption of IFRS".

The effect of the transition from South African Statements of Generally Accepted Accounting Practice (SA GAAP) to IFRS on the group's equity at 1 April 2004 and 31 March 2005, and its net profit for the year ended 31 March 2005, has been disclosed with the group's 30 September 2005 interim results in a separate document entitled "Transition to IFRS".

This information is available on the group's website (www.naspers.com).

Multinational
media operations

INTRODUCTION

The Naspers group holds the following interests:

SOUTH AFRICA

The operation of pay-television subscriber platforms, as well as pay-television channels and internet platforms. Also magazines, newspapers, printing and distribution businesses, as well as book publishing and distribution businesses and private education.

INTERNATIONAL

Pay-television platforms in sub-Saharan Africa and Greece, as well as businesses that develop the underlying technologies used by these platforms. Internet investments in China, Thailand and the USA. Also print media investments in China, Brazil, sub-Saharan Africa and Russia.



Spider-man



Super Robot Monkeys

SOUTH AFRICA
Pay television
MultiChoice South Africa

MultiChoice South Africa is a provider of television and subscriber management services. The *DStv* bouquet comprises 74 video channels, seven interactive channels and 65 audio channels.

The South African subscriber base ended the year at 1,25 million subscribers, 83% of whom receive digital signals. The analogue subscriber base closed on 217 000. The number of digital subscribers increased by 138 000, ending the year on 1,03 million households. A new lower-priced tier aimed at the emerging market *(DStv Compact)* grew to 42 000 subscribers.

To enhance our viewers' experience, MultiChoice South Africa introduced the personal video recorder (PVR). Launched in October 2005, some 28 000 units were sold in the first five months. The PVR decoder is heavily subsidised to make the product more accessible to the wider market. It is essentially a high-end decoder with a hard drive, enabling the user to pause and rewind live events, or to view two channels while recording a third, and to play back recorded events on demand. Another innovation, *DStv Touch*, improves functionality. Activated from any channel by pressing the OK button on the remote control, it provides a menu for seamless navigation and interactive applications such as news, weather, TV guide, games, competitions and others. Three new channels, *The Home Channel, MK89* and *SuperSport Portuguese* were added during the year.







Mobile broadcast technologies are among the latest methods of content delivery. Internationally, a standard called DVB-H (digital video broadcast-handheld) is being tested in various countries. DVB-H allows for the digital terrestrial broadcast of live television channels to a mobile phone via a broadcast network and broadcast frequency. A DVB-H trial since November 2005 with partners has developed South African mobile broadcast expertise and yielded valuable consumer insights among trialists in Soweto, Johannesburg, Pretoria, Cape Town and Durban. It allowed some South African participants to be among a few worldwide to watch the FIFA 2006 Soccer World Cup broadcast live on their mobile phones.

MultiChoice South Africa will apply for a satellite broadcast licence in the year ahead, in response to Icasa's invitation to apply for pay-television service licences.



M-Net

M-Net produces 15 channels for the *DStv* platform. The *M-Net Movies* and *M-Net Series* channels were revamped and *Channel O* was enhanced, in addition to launching *MK89*, an Afrikaans youth music channel.

M-Net employed a mix of reality and drama and boosted local content. Two new drama series, *Binnelanders* and *Known Gods*, were produced during the period under review, as was the third and so far most successful *Idols* competition.

M-Net's two-hour *Open Time* window will close with effect from April 2007, which will reduce advertising revenues.

SuperSport

SuperSport, the Channel of Champions, produces nine sports channels for the *DStv* platform. In addition, various SuperSport channels are broadcast in various ways for reception on handheld mobile devices.



SuperSport's array of live coverage included the 2006 Winter Olympics from Italy, the Commonwealth Games held in Australia and the FIFA 2006 Soccer World Cup from Germany.





Known Gods

Internet
MWEB

MWEB maintained its market leadership with 299 000 dial-up and 45 000 broadband subscribers.

commerceZONE – the leading South African business-to-business exchange – extended its position by signing its largest external customers to date, Nampak and the South African parliament. This business also identifies BEE suppliers for users of its procurement platform.



Growing
circulation

Print media
Media24
Newspapers
Newspapers benefited from robust economic conditions.

Daily Sun, its circulation growing to more than 440 000 per day, became the biggest local daily. Readership increased to 3,2 million, making this publication the widest-read print media product in Africa with audited figures.

Son, the Afrikaans weekly tabloid, launched a daily edition in the Western Cape, recording a circulation of 50 000 copies per day. An experimental tabloid for yuppies, *Nova*, failed to take root in Gauteng.



Soccer Laduuuuuma! reached record circulation numbers exceeding 288 000, while *Sunday Sun* and *City Press*, both Sunday titles, recorded steady growth.

Additional community newspapers were introduced, including an enlarged portfolio of *City Vision* products for emerging markets.

In response to general growth in volumes, additional printing presses were installed. NLD24, the community newspaper and pamphlet distributor, extended its national reach and introduced *Infopac*, a technological innovation in pamphlet distribution. The new editorial software platform, *Eidos*, is progressing.

Several of our newspapers received prestigious peer recognition awards, including the Frewin *(Die Burger)* and McCall *(The Witness)* trophies for printing and typography. The winner of the Joel Mervis trophy, awarded for excellence in the urban, weekly newspaper category, was also a print customer of Media24, while eight of the 12 finalists were from the group or were printed by our presses. Many Media24 journalists received individual awards.

In the past year Themba Khumalo was appointed editor of *Daily Sun* and in May 2006 Henry Jeffreys, previously senior deputy editor at *Beeld*, became the new editor of *Die Burger*.

Media24 launched a project to replace the circulation systems for all publications, which is expected to take more than two years to complete.


Beeld
4-jarige van VSA in SA
City Press
'Heist kingpin' arrested
City Vision
ALEX PLAZA
Sun
MDU
Son
DIE BURGER
Era van groei, hoop
Witness
Bhambatha rei
Dumitru: Misunderstood



Magazines

On the back of a sound economy and strong advertising support, magazines recorded a satisfactory financial year.

Media24 launched a number of new titles in South Africa, including *Real Simple, Your Child, Shop!, Lééf met hart & siel* and *Men's Health Living*. Media24 also acquired the *Reader's Digest* licence. The financial weeklies, *Finance Week* and *Finansies & Tegniek,* were successfully combined into *Finweek/Fin Week*, with a close tie-up to the internet site *Fin24*.

Travel magazine *Weg* continued to perform, recording the highest circulation figures in its category within 18 months. The combination home-décor titles, *home* (English) and *tuis* (Afrikaans), became the biggest-circulating magazine in this sector.

Media24 magazines won several annual Pica awards, including the Rossie trophy for best consumer magazine *(Insig)*. Other category winners included *VISI, Woolworths Taste, Heart, Front Cover, Zigzag Surfing Magazine, Weg, Baba & Kleuter, Shape, Finance Week, seventeen, Sarie, dit* and *Sarie Bruid*.

In the past year Sbu Mpungosa was appointed editor of *Move!*, Suzy Brokensha editor of *Fairlady*, Izelle Venter editor of *Insig* and Justine Stafford editor of *seventeen*. Founding editors of new titles include Kerryn du Preez *(Real Simple)*, Heather Parker *(SHOP!)*, Kate Sidley *(Your Child)*, Christene Ferreira *(Lééf met hart & siel)* and Piers Buckle *(Men's Health Living)*.

NND24 retained its status as the premier distributor of magazines in South Africa.

NLD24 continued to grow in the distribution of pamphlets and leaflets.


Move!
A new life!
NEW!
FAIRLADY
HONOUR THE PAST
LIVE THE NOW
EXPLORE THE FUTURE
40
REAL SIMPLE
Organise your life
Living
GARAGE CONVERTS
SOUND ADVICE

Unique visitors

Internet

Media24 is one of the top internet publishers in South Africa in terms of unique visitors and *News24* is the top news site. A variety of sub-brands (including *Health24, Food24,* and others) are category leaders in their fields. Revenues continued to increase off a low base. *Property24*, a joint venture with Absa, is now profitable. *Careers24* job listings was launched.

The unit *24.com* – combining *Media24 Digital* and relevant segments of MWEB South Africa in a new venture – came into being in April 2006. *24.com* is a comprehensive multimedia portal for Africa, deploying content generated by all *Media24 Digital* brands with leading technology in search, browsing, classifieds, instant messaging and e-commerce. Arrie Rossouw, previously editor of *Die Burger*, was promoted to editorial director of this venture.



Paarl Media

A new printing plant, Paarl Web Gauteng, was commissioned and is performing to expectations. Empowerment partner Kurisani was introduced into Paarl Web Gauteng, as well as into Paarl Print.



Books, publishing and distribution

Via Afrika performed satisfactorily. Publishers and agents continued their improvement. In particular, *NB Uitgewers* (publishers) and the school-book publisher *Nasou Via Afrika (NVA)* recorded solid performances. *NVA* acquired the school-book publishing imprint and book lists of Juta Ace Gariep.

During the year we sold the ticketing business *Computicket*. *Van Schaik* book stores acquired a number of academic book outlets,


NCS EDITION
OBE for FET
Life Orientation
Grade 11


MY 100 Best-loved BIBLE Stories


MARITA VAN DER VYVER


OBE for FET
Mathematical Literacy
Grade 11

previously owned by Juta, and opened a few more outlets, while the e-trader *Kalahari.net* continued growing.


The Dream in the Next Body

Private education

The various divisions of Educor recorded mixed performances. A new management team was appointed to restructure the face-to-face education business, *Damelin*. Interventions included refocusing further education and training, and growing the distance education unit *International Colleges Group*.


ANTON RUPERT


DIE GROOT BELOFTE-BOEK




EDWIN CAMERON

Localised programming


NIGERIA'S HOTTEST
MEDICAL DRAMA
DQ
starts Monday
19 September at 20h00

INTERNATIONAL

Pay television

Africa

MultiChoice Africa (MCA) services some 385 000 subscribers in 47 countries across the continent and adjacent Indian Ocean islands. This subscriber base grew by 50 000 for the year, with the best growth in the Angolan market.

MCA offers various services via English, French, Asian and Portuguese bouquets. While the Portuguese bouquet subscriber base added 25 000 homes to end the year on 84 000, the Asian and French bouquets experienced slower growth. Public broadcast and commercial channels from Nigeria, Zambia, Kenya, Uganda, Namibia and Botswana are included on the *DStv* service.


OUT WIT, OUT PLAY, OUT PARTY
The All-Nigerian Big Brother 24/7 on Channel 37
BIG BROTHER
NIGERIA
Visit www.bigbrothernigeria.com for more info

Changes to the English bouquet included the introduction of *E! Entertainment* and enhancements to the *AfricaMagic* channel. *SuperSport 3* was enhanced with programming specifically scheduled for West and East Africa. A dedicated sports channel for the Portuguese service was introduced.

MCA is now localising more programming for West Africa. The M-Net productions *Doctors' Quarters* and *Big Brother Nigeria* were commissioned, as well as a soccer talk show in Portuguese, *Futbol Africa*. In addition, the Nigerian public broadcaster's and commercial free-to-air channels were carried.

The regulatory environment in sub-Saharan Africa is turbulent, with new regulations or licences expected in Angola, Nigeria, Botswana, Tanzania and Kenya.

Mediterranean

NetMed's *Nova* bouquet includes 50 channels, of which 44 are Greek channels or foreign channels dubbed or subtitled in Greek. NetMed ended the year with 374 000 subscribers: 69% of these are digital, and the digital subscriber base grew by 42 000 to 260 000 homes. Seasonal churn remains an issue.

The market is set to become more competitive with the launch of a digital terrestrial platform by state broadcaster, ERT.

During the year 10 new channels spanning a number of genres were launched. In addition, the *EuroVision Song Contest* channel was secured exclusively for *Nova* as Greece hosts the contest in Athens this year.

The regulatory environment is intensifying as the Greek regulator has put analogue terrestrial licences out to tender and has published draft proposals for licensing and legislation to regulate media concentration.





Technological
innovations

Technology
Irdeto

Irdeto provides content security solutions across any electronic delivery platform.

Irdeto's tough security strategy has paid off, with its smart cards entering their sixth year without piracy. This led to record shipments of almost six million client devices (smart cards, surface-mounted devices, and others) and continued growth in the number of new clients.

In April 2006 Irdeto acquired a competitor, Philips CryptoTec, which brought expert staff and market share, including major accounts in Turkey, Austria and Germany.

In the rapidly emerging mobile TV segment, Irdeto integrated 28 mobile devices for DVB-H, terrestrial-digital multimedia broadcasting (T-DMB) and satellite-digital multimedia broadcasting (S-DMB) operators.





This increased Irdeto's attractiveness for mobile TV operators. Following the pioneering agreement with TU Media (Korea), the first TV-on-cellphone broadcast service launched in the world, Irdeto acquired further mobile TV accounts, including Debitel (Germany) and Guangdong (China).

Irdeto won the Hamel Award for its contribution to the South Korean mobile television industry. It was a finalist in the China Trader Awards, and received Satmetrix's Gold Elite status for its customer loyalty results.

Entriq

Entriq develops content protection and subscriber management services for the new broadband markets. Consumption of broadband media on the internet is growing sharply and in some markets like Korea and China, is now the dominant form of internet use. Regrettably South Africa lags far behind in broadband penetration.

Investment continued in content protection, subscriber management technologies and application service provider (ASP) services for broadband markets, including a turnkey digital store solution.

Entriq grew a global network for media authorisation. This is a secure service accessible to anyone who wants to sell media online across platforms, including mobile and internet protocol television (IPTV).

Entriq secured clients in three major market sectors: sport, music and entertainment, which include the Winter Olympics by nbcolympics.com and the Intel V*ii*V platform, Viacom for Comedy Central, Channel 4 for Big Brother in the UK, Pro-Sieben for distribution of content in Germany,

MTV US (radio channels on Sprint, a telco in the USA) and MTV UK, integrating with major UK carriers.

MediaZone

Broadband presents the opportunity to reach small audiences not otherwise serviced through traditional TV channels. MediaZone has invested in building web portals where niche content is offered via subscription packages. These channel categories include sport (eg rugby and figure skating), international (eg *ChinaPortal* and *KuduClub*, niche portals for Chinese and South African expatriates, respectively) and lifestyle.

Multiple new
services



Internet
China

Tencent is the pioneer instant-messaging platform in China, and one of the leaders in this category worldwide. In terms of peak simultaneous users the business has grown to over 19,6 million accounts.

Currently it processes more than three billion messages daily. Tencent is also the premier casual games portal in China.

During the year multiple new services were launched including auction, search, virtual pets, advanced games, and a massive multiplayer











hundreds of Chinese websites, and ChineseAll, a leading Chinese eBook publisher.

Thailand

MWEB Thailand further extended its leadership position with its portal *Sanook!*. It also launched broadband services for both audio and video streaming and executed a search engine agreement with Google.



online game (MMOG). Tencent also improved its instant-messaging functionality, expanding into video and voice-over internet protocol (VoIP) technologies.

The mobile value-added sector remains challenging and Tencent faces competition from both local and foreign companies.

Subsequent to the year-end MIH acquired minority interests in Tixa, a contextual advertising placement business that places advertisements on

India

MIH has identified India as a growth market for internet services. During the year MIH created a development office in New Delhi.

New business
opportunities



Print media

We focus on print media opportunities in the BRICSA countries (Brazil, Russia, India, China and the rest of sub-Saharan Africa). The group explores potential investments where it identifies an opportunity to add value by contributing its proprietary skills and expertise.

MIH has a 9,9% interest in the non-editorial components of Hong Kong-listed Beijing Media Corporation (BMC), which operates the market leader *Beijing Youth Daily*. BMC noted a drop in property advertising due to regulatory actions in China to cool that sector. This also affected many other newspapers. MIH is assisting BMC to develop new business opportunities and increase efficiency.

Subsequent to the year-end, MIH acquired a 30% stake in the major Brazilian media company, Abril S.A..

Abril is the largest magazine publisher in Brazil and one of the largest media companies in Latin America. It has a 54% share of magazine circulation and 58% of magazine advertising revenues in Brazil. It publishes five of the top ten magazine titles in Brazil. Its flagship news weekly, *Veja*, is the fourth-highest selling weekly in the world, with a weekly circulation of some 1,1 million and average readership of 8 million. This makes it the largest magazine globally not owned by a US-based group. In addition, Abril manages the country's leading educational book publisher and a pay-television network.

This transaction will establish a presence in Brazil – an attractive market where strong economic growth is expected to drive media growth.

Further opportunities in emerging markets are being pursued. MIH has identified India and Russia as growth markets, and during the year business development offices were established in New Delhi and Moscow. Good progress was made in analysing these markets. Although an inflated equity market



in India is creating unreasonable valuation expectations at present, we believe the print media industries in India and Russia present opportunities.

In Africa, we continue to develop *Drum* (East Africa), *Kick Off* (West Africa) and *True Love* (East and West Africa). We also recently launched *TV24*, a Portuguese TV listings magazine, in Angola, and *Goal*, a new weekly soccer newspaper, in Nigeria.

Distribution networks are also being established in Nigeria and Kenya.



Commitment
to empowerment

Naspers supports the aim to incorporate previously disadvantaged communities into South Africa's mainstream economy. We will comply with the Department of Trade and Industry's Codes of Good Practice, having participated in the public representation process.







Our black economic empowerment (BEE) contribution in prior years includes:

- Phuthuma – M-Net's first BEE share scheme, which enabled some 8 000 disadvantaged South Africans to acquire shares in M-Net in 1995
- Phuthuma Futhi – M-Net's second scheme was implemented in 1998, making additional M-Net/SuperSport shares available for 32 258 participants. The scheme came to a successful close in April 2004
- Welkom Trust – launched in 1998. This enabled some 17 000 previously disadvantaged individuals to acquire shares in Naspers. We hope this scheme will close at a substantial profit for participants in September 2006.

Paarl Media also confirmed its commitment to empowerment by introducing Kurisani as a 26% empowerment partner in Paarl Web Gauteng, as well as in Paarl Print. Kurisani is responsible for the loveLife campaign, which promotes a healthy lifestyle among young people to combat HIV/Aids.

The Balanced Scorecard rocks!



Apart from the contributions already made, Naspers is committed to developing further empowerment initiatives. MultiChoice South Africa and Media24 are preparing for broad-based BEE share schemes, which we hope will be announced during the 2006/2007 financial year.

All South African business units have been assessed in terms of the draft codes of good practice and corrective measures, including setting targets, are being implemented. Management's capacity to deal with the challenges of the codes has been boosted by senior appointments.

Transformation and employment equity

We recognise that diversity is essential for the sustainability of our businesses. To this end, diversity awareness workshops have been held to make our people aware of diversity. Culture day events, focusing on respecting and celebrating diversity, have been held in several of our South African businesses.

The group focuses on employment equity targets in its South African operations. A number of initiatives are under way, including transformation forums, the setting of specific employment targets, mentorships for previously disadvantaged employees, the integration of people with physical disabilities as permanent members of our workforce, the promotion of an environment free from discrimination against women, and preference in procurement. Employment equity targets are integrated into the South African operations' business plans and performance is measured. Succession plans for senior management positions are reviewed on a regular basis. Specific training needs for identified individual black successors are also actioned.







Serving our
communities

The group plays an active role in the communities it serves. We focus mainly on literacy and educational programmes.

Education is recognised by African governments as one of the most pressing issues facing the continent, and is the focus of MultiChoice's corporate social investment programme. In sub-Saharan Africa 91



MultiChoice Resource Centres have been launched. The initiative is aligned to the Nepad

e-Africa Commission's e-schools programme. The integration of information and communication skills in education is a focus of Nepad. *DStv's Education* bouquet assists in enabling access to information in schools. Nepad e-schools have been launched in Ghana, Kenya, Mauritius, Rwanda and Uganda. In addition, MultiChoice Resource Centres are operational in Angola, Burundi, Eritrea, Ethiopia, Liberia, Nigeria, Sierra Leone, Zambia, Namibia and Zimbabwe.

In countries where we carry national broadcasters on our platform, these channels are also included on the *DStv Education* bouquet. Training teachers to use the resource effectively is one of the elements of the initiative.





MultiChoice, as a founder member of Mindset, is committed to this partnership, which provides modern technology and training to educators in rural and disadvantaged communities, benefiting many thousands of educators and learners with ICT training and materials. It is augmented by the *Mindset Learn* channel on the *DStv* platform.

The MultiChoice VUKA! programme was created to broaden the scope of public service announce-ments in order to address a wider range of social and economic issues. The programme promotes innovation, emerging talent and excellence in film-making. It is a call for film-makers to wake up (VUKA!) and do something that is creative and meaningful, while alerting audiences to the chal-lenges of life in our contemporary southern Africa.

The project, which began in 1998 with just 15 public service announcements, has already grown to more than 200 announcements in 2005. The MultiChoice VUKA! Film Skills Development Programme is operated in partnership with the Department of Labour and the National Film and Video Foundation (NFVF). It is an initiative of the VUKA! Awards programme aimed at building skills in the South African television and film industry.

MultiChoice also supports the development of media in Africa through a partnership with CNN, with the CNN MultiChoice African Journalist Awards.

M-Net promoted a number of community events in the year under review, including:

- the M-Net Book Prize, in collaboration with Via Afrika. This aims to encourage writing in indigenous languages. Categories were expanded to include short-format writing and poetry.

- Cansa Shavathon, which was supported for the second year after the record-breaking efforts of the previous year. Thousands of heads were coloured or shaved in support of cancer research and more than R8 million raised.

- KTV Market Day, which continues to grow. This year's event (the tenth) attracted a record number of participants. The event aims to encourage young entrepreneurs.

- New Directions, which is aimed at promoting young film directors and provides funding for film initiatives. The project spans the entire continent and has boosted the careers of several young directors.



Various projects are supported by SuperSport. These include the *Let's Play* initiative in which SuperSport, in conjunction with the Department of Sport, prods children to participate in sport and to acquire a healthier lifestyle.

As a founding member of the Sports Trust, SuperSport contributes all advertising revenue from Wednesday night programming to a fund that distributes sports equipment to disadvantaged communities. Support for disabled sport, such as wheelchair basketball, is also a SuperSport initiative. Other causes include the Chris Burger/Pedro Jackson fund for injured rugby players and the SuperSport youth soccer academy.

Media24's projects focus on its fields of operation, namely education of children. Media24 sponsors a number of "laptech" assistance tools and gives extensive support to literacy projects, in particular for disadvantaged communities. The Department of Education project to encourage







learners to become teachers is aided by sponsoring a teacher recruitment drive and prestigious *Teacher of the Year* and *School of the Year* awards. Media24 supported various arts festivals and the *Stigting vir Bemagtiging deur Afrikaans*. An extensive student bursary scheme funding mostly candidates from previously disadvantaged communities is in place, while Paarl Media established an additional scholarship fund of R10 million in its immediate environment, focusing on children from disadvantaged backgrounds.

The *Daily Sun* franchise system for newspapers and pamphlet distribution created many entrepreneurs who now operate independently.

Media24 assists with computer rooms at two schools for previously disadvantaged individuals. All Media24's major newspapers have fundraising actions targeting disadvantaged beneficiaries, including underprivileged children, non-governmental organisations and community-based organisations.

Some of the community project beneficiaries include the Revell Children's Home, caring for children from birth to five years, the St Francis Children's Home, caring for boys from three to 17 years, and the St George's Home for Girls, caring for girls from three to 19 years.

Media24's various titles aim to be useful to their respective communities. Editorial infrastructure has been applied to support numerous campaigns, including the *Son's* campaign against drug abuse, and the Touchline Media project *Care for the Carers*.





Social
responsibility

Naspers aims to provide its employees with a clean, safe working environment. During the year under review, a process to develop performance indicators that could be integrated into the business planning cycle was initiated by the group's print media division.

The workplace

The implementation of a healthy, safe workplace at administrative and production facilities is a priority for all group companies. Where required and in keeping with local requirements, health and safety committees – with responsible individuals who receive training to improve their skills – have been formed to ensure compliance with applicable regulations. Medical emergency



and disaster recovery plans have been devised as appropriate in operating businesses, and a software program which enables the effective monitoring of workplace injuries is operated at Media24.

Regular organisational, health and safety risk control audits are conducted by operational entities and appropriate improvements are implemented as required.

Wellness

Several wellness programmes are operated by the group's subsidiaries to provide a preventative approach to employee health. These include programmes to assist employees to stop smoking. Free eye-testing is also offered. Professional and independent psychosocial support is provided for staff in many of the group's businesses.







HIV/Aids

Naspers is acutely aware of the HIV/Aids pandemic and the social and economic implications of the disease. Comprehensive programmes in our South African operations comprise:

- information and awareness campaigns
- voluntary free testing
- free counselling
- *t* comprehensive medical treatment programmes.



Environment

Media24 is currently reviewing progress on developing site-specific environmental management systems, based on the principles of ISO 14001. An environmental policy for Media24 has been developed.

Energy efficiency is driven by cost-saving initiatives and a reporting system is being developed to enable Media24 to monitor consumption of key energy sources relative to building floor space (for office space), per ton of printed material produced (for printing facilities) and per kilometre of travel (for its transport fleet vehicles).



The use of hazardous materials (including toluene, methyl ethyl ketone and isopropylalcohol) at Media24's printing facilities, is strictly controlled and air-quality monitoring is conducted in production areas where workers may be exposed to these chemicals.

Media24's policy requires regular integrity testing on all bulk chemical storage tanks at all its facilities. During the year substantial investments were made to bring facilities into compliance with applicable laws and regulations governing industrial emissions to air and water.

Regenerative thermal oxidisers are being installed at Paarl Web, Paarl Web Gauteng and Paarl Print at a cost of over R7 million. These should be fully operational before the end of the calendar year and will virtually eliminate the emission of solvent and print ink vapours at these plants. Hazardous waste from all Media24's printing facilities is stored separately and safe disposal certificates are required from contractors.

Given the nature of Media24's business, paper is the single biggest waste material. Paper waste is closely monitored at all printing facilities. Close to 100% of all paper waste at Media24's printing facilities is recycled.

The biggest physical impact Media24 has on the environment is through purchasing paper, consuming 162 645 tons of paper annually. This year Media24 initiated a review of paper supply in terms of recycled content and sourcing paper from sustainably harvested forests. Media24 will always be restricted in terms of using recycled stock by the technical specifications of its printing presses. However, it is following global research on improvements to recycled paper quality.



INTRODUCTION

As corporate governance is essential to the interests of stakeholders of the Naspers group, the board of directors aspires to conduct the business of the group with integrity. It is committed to applying appropriate corporate governance policies and practices in each company in the group.

Naspers is a multinational media entity with operations in Africa, Europe, the USA, South America and south-east Asia. Its primary listing is on the JSE Limited ("JSE"). The company is therefore subject to the Listings Requirements of the JSE, as well as the guidelines contained in the King Report on Corporate Governance for South Africa 2002 ("King II"). In light of its secondary listing on The NASDAQ Stock Market, Inc. in New York ("NASDAQ") with its American Depositary Receipt programme, the company is also subject to the Sarbanes-Oxley Act 2002, and the applicable U.S. Securities and Exchange Commission ("SEC") and NASDAQ requirements.

The board's audit and risk management, and human resources and nomination committees fulfil key roles in ensuring good corporate governance. The group uses independent external advisors to monitor regulatory developments, locally and internationally, to enable management to make recommendations to the Naspers board, and the boards of major group companies, on matters of corporate governance.

IMPROVEMENTS MADE DURING THE PAST YEAR AND PLANS FOR THE YEAR AHEAD

As required by the NASDAQ rules, all members of the human resources and nomination committee, and the audit and risk management committee are independent. The board has a process to review, on an annual basis, the effectiveness and role of the board and its chair, as well as the effectiveness of the respective board committees and directors. A follow-up self-assessment was also performed on the functioning of the audit and risk management committee in compliance with Section 404 of the Sarbanes-Oxley Act, which includes a focus on the key competencies of the committee. The group-wide project that was initiated to assist the group to become, where required, fully compliant with Section 404 of the Sarbanes-Oxley Act by 2007, has progressed well.

A business ethics management process has been rolled out to the major subsidiary level, to ensure alignment with the overall group code of business ethics. Orientation programmes have been developed for new members of the board and the audit and risk management committee.

The risk management process in respect of major subsidiaries such as Media24 has been revised, in line with the group's overall risk management approach. Whistle-blowing facilities have been rolled out by some major subsidiaries and are being implemented in others. Planning of and reporting on the group's corporate social investments are under review.

For the ensuing financial year, Naspers will continue group-wide compliance testing to meet Sarbanes-Oxley Section 404 requirements by March 2007. Group companies will take the business ethics management process further to ensure that the required supporting policies and procedures are in place.

STATEMENT OF COMPLIANCE

The Listings Requirements of the JSE require that JSE-listed companies report on the extent to which they comply with the principles set out in King II. The board, to the best of its knowledge and belief, is of the opinion that throughout the accounting period under review, the company has applied the principles of King II.

Naspers has also reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act, the rules and regulations of the SEC, as well as the NASDAQ's requirements, and is satisfied that it complies in all material respects with these regulations.

While the board believes that the company's level of compliance with the governance requirements of the JSE, SEC and NASDAQ is sufficient, it recognises that practices and procedures can always be improved, and therefore reviews progress annually.

THE BOARD

Composition

The details of directors at 31 March 2006 are set out on pages 60 and 61 of this annual report.

Naspers has a unitary board structure, which fulfils both an oversight and controlling function. The board has a charter evidencing a clear division of responsibilities. The majority of board members are non-executive directors, who are independent of management, to ensure that no one individual has unfettered powers of decision-making and authority. This ensures that shareholder interests are protected.

In addition, to ensure a clearly-defined division of responsibilities, the roles of chair and managing director are separate. As at 31 March 2006 the board comprised nine independent non-executive directors, two executive directors and one non-executive director, as defined under the listing requirements of the JSE and NASDAQ. Five directors (42%) are from previously disadvantaged groups and two directors (17%) are female. These figures are well above average for JSE-listed companies.

The chair

The chair, Ton Vosloo, is an independent, non-executive director. He provides guidance to the board as a whole and ensures that the board is efficient, focused and operates as a unit. He acts as facilitator at board meetings to ensure a flow of opinions and attempts to lead discussions to optimal outcomes in the interests of good governance. He represents the board in external communications in consultation with the managing director and the financial director.

The managing director

The managing director, Koos Bekker, reports to the board and is responsible for the day-to-day business of the group and the implementation of policies and strategies approved by the board. Chief executives of the various businesses assist him in this task. Board authority conferred on management is delegated through the managing director, in accordance with approved authority levels.

Appointments to the board

The board has adopted a policy on the procedures for the appointment and orientation of directors. The human resources and nomination committee periodically assesses the skills represented on the board by the non-executive directors and determines whether those skills meet the company's needs. Directors are invited to assist with the identification and nomination of potential candidates. The members of the human resources and nomination committee, who are all independent, propose suitable candidates for consideration by the board. A "fit and proper" evaluation is performed for each candidate identified.

Retirement and re-election of directors

All non-executive directors are subject to retirement and re-election by shareholders every three years. In addition, all non-executive directors are subject to election by shareholders at the first opportunity in the case of an interim appointment. The names of non-executive directors submitted for election or re-election are accompanied by brief biographical details (refer to pages 60 and 61 of this annual report) to enable shareholders to make an informed decision on their election. The re-appointment of non-executive directors is not automatic.

Orientation and development

There is an induction programme for new members of the board and of key committees, specifically tailored to the needs of the individual appointees. The programme involves industry and company-specific orientation, including visits to major group businesses and meetings with senior management as appropriate, to facilitate an understanding of operations. Board members are also exposed to the main markets in which the group operates. The company secretary assists the chair with the induction and orientation of directors, including arranging specific training, if required.

The company is committed to continuing director development to assist directors to build on their expertise and develop an understanding of the businesses and the main markets in which the group operates.

Conflicts of interest

Naspers has adopted a formal code that deals with the management of potential conflicts of interest to ensure that candidate directors, as well as existing directors, are free of conflicts of interest between the obligations they have to the company and their private interests. Any interest in contracts with the company must be formally disclosed and documented.

Independent advice

Individual directors may, after consulting with the chair or the managing director, seek independent professional advice, at the expense of the company, on any matter connected with the discharge of their responsibilities as directors.

Role and function of the board

The board has adopted a charter setting out its responsibilities. Among other obligations, it:

♦ determines the company's mission, provides strategic direction to the company and is responsible for the adoption of strategic plans and the implementation of values that support this

♦ approves the annual business plan and budget drafted by management

♦ retains full and effective control over the company and monitors management on the implementation of the approved annual budget and business plan

♦ appoints the managing director, who reports to the board, and ensures that succession is planned

♦ approves the company's financial statements, interim and provisional reports, as well as the Form 20-F filing required by the SEC, and is responsible for their integrity and presentation

♦ evaluates the viability of the company and the group on a going-concern basis

♦ determines the company's communication policy

♦ determines director selection, orientation and evaluation

♦ ensures that the company has appropriate risk management, internal control and regulatory compliance procedures in place and that it communicates adequately with shareholders and other stakeholders

♦ establishes board subcommittees with clear terms of reference and responsibilities as appropriate

♦ defines levels of authority for specific matters, and delegates required authority to board subcommittees and management

♦ monitors non-financial aspects pertaining to the business of the company

♦ considers and, if appropriate, declares the payment of dividends to shareholders

♦ regularly evaluates performance and effectiveness of the board and its subcommittees.

Board meetings and attendance

The board meets regularly, at least every quarter, as well as when circumstances require. The executive committee will attend to urgent matters that cannot await the next meeting, as delegated by the board. The board held five meetings during the past financial year. The company secretary acts as secretary to the board and its subcommittees and attends all meetings. Details of attendance at the meetings are provided in the table on page 62 of this annual report.

BOARD COMMITTEES

While the board remains accountable and responsible for the performance and affairs of the company, it delegates to management and board subcommittees certain functions to assist it to properly discharge its duties. Appropriate structures for those delegations are in place, accompanied by monitoring and reporting systems. During the past financial year the board dissolved the specialist budget committee, and set aside a full day for the board as a whole to review the annual business plan and budget of the group.

Each subcommittee acts within agreed, written terms of reference. The chair of each subcommittee reports at each scheduled meeting of the board and minutes of subcommittee meetings are provided to the board.

The chair of each subcommittee is a non-executive director and is required to attend annual general meetings to answer questions raised by shareholders. The established board subcommittees are as follows:

Executive committee

This committee comprises a majority of non-executive directors, one being the chair of the board, who also serves as the chair of the executive committee, and two executive directors.

The executive committee acts on behalf of the board with regard to the management of urgent issues when the board is not in session, subject to statutory limits and the board's limitations on delegation. This committee met once during the past financial year. All other matters put to the committee were dealt with on a round-robin basis.

Audit and risk management committee

The members of this committee are all independent. Both Boetie van Zyl and Adv Fran du Plessis fulfil the requirements of a financial expert as defined in the NASDAQ and SEC regulations. Boetie van Zyl was the chair of the committee for the past financial year. All members are financially literate, with the majority of the committee members possessing substantial business and financial expertise. After a self-assessment of the key competencies required for the effective functioning of the

committee was performed, Ton Vosloo was appointed as an additional member of the committee.

The committee held four meetings during the past financial year. Details of attendance of the members of this subcommittee are provided in the table on page 63 of this annual report.

Both the internal and the external auditors have unrestricted access to the committee. The external auditors may also report their findings to the committee with members of executive management not in attendance.

The managing director and the financial director attend the audit and risk management committee meetings by invitation.

The scope of this committee includes risk management, as well as compliance with the JSE, NASDAQ and SEC requirements. Among others, the main responsibilities of the audit and risk management committee are to:

♦ review and recommend to the board for approval the company's annual reports, interim and provisional reports, as well as the Form 20-F filing required by the SEC

♦ receive the external auditors' reports

♦ review and make recommendations to the board relating to the viability of the companies concerned and the group itself on a going-concern basis

♦ evaluate and approve the external auditors' plans, findings and reports

♦ evaluate the effectiveness of the internal auditing function, including its activities, scope, adequacy and costs, and approve the annual internal audit plan and any material changes thereto

- evaluate procedures and systems (including, without limitation, internal controls, disclosure controls and procedures and information systems) introduced by management
- review and approve the activities, scope, adequacy and effectiveness of the company's risk management and regulatory associated procedures
- evaluate legal matters that may affect the financial statements
- establish procedures for the treatment of complaints received by the company regarding accounting, internal control or auditing matters
- determine the principles for the use of the external auditors for non-audit services
- evaluate the effectiveness of the committee.

Human resources and nomination committee

This committee, chaired by Ton Vosloo, now comprises only non-executive directors. Two executive directors, Koos Bekker and Steve Pacak, are *ex officio* members. This committee met five times during the financial year. Details of attendance of the members of this subcommittee are provided in the table on page 63 of this annual report.

Among others, the main responsibilities of the human resources and nominations committee are to:
- determine the company's general policy on remuneration
- annually review and approve remuneration packages of executive directors, including bonus incentive schemes and increases

- annually appraise the performance of the managing director
- regularly review the company's code of business ethics and the effectiveness of the business ethics management programme
- annually review the general level of remuneration for directors of the board, as well as its committees, and recommend proposals to the board for final approval by shareholders in general meeting
- fulfil delegated responsibilities in respect of the Naspers share schemes
- approve appointments and promotions of top executives
- annually review the effectiveness of the corporate governance guidelines and charter of the board
- evaluate cases of unethical business behaviour by senior managers and executives of the company
- make recommendations to the board on the structure, size and composition of the board
- evaluate the performance of the board, subcommittees of the board, directors and the chair
- review employment equity and skills development plans
- make recommendations to the board on the appointment of new directors.

Discharge of responsibilities

The board has determined that all the subcommittees discharged their responsibilities for the year under review in compliance with their terms of reference.

THE COMPANY SECRETARY

The company secretary is responsible for providing the board with guidance on the discharge of their responsibilities in terms of the legislation and regulatory requirements of the relevant jurisdictions.

The directors have unlimited access to the advice and services of the company secretary. The company secretary plays an active role in the company's corporate governance and business ethics management process, and ensures that in accordance with the pertinent laws, the proceedings and affairs of the board, the company itself and, where appropriate, shareholders are properly administered. He is also the company's public officer, compliance officer and delegated information officer. The company secretary monitors directors' dealings in securities and ensures adherence to closed periods for share trading.

RISK MANAGEMENT

As an international multimedia group with business activities in various countries, the group is exposed to a wide range of risks, which may have serious consequences.

However, the diversified nature of the group helps to spread the risk. The identification of risks and their management form part of each business unit's business plan. These are assessed by the board annually.

Major group companies have specific risk management functions. The audit and risk management committee also reviews the risk management process. At present the following major risks are evident, among a wide range of related exposures:

♦ *Global political and market developments*

The Naspers group operates in the media and entertainment industry worldwide and is listed on the JSE with its secondary listing on NASDAQ. It is consequently sensitive to any global political and other events that may influence the global economy or share prices.

♦ *Competition and technical innovations*

The group operates in fiercely competitive and sometimes maturing markets. Technology forms an integral part of its operations. The group devotes significant resources to analyse emerging trends in technology and consumer demand, and to the development of new products and services, but it may be mistaken in its analyses or its projects may misfire.

♦ *Currency fluctuations*

The group reports in South African rand, the exchange rate of which may vary relative to other currencies. In addition, in several markets the group has substantial input costs in foreign currencies. The movements of these currencies could have a negative or positive impact on our operating expenses. Unrealised currency translation gains or losses may distort the group's financial accounts. The group has a policy to hedge only some of its foreign currency positions.

♦ *Legislation and regulations*

The media industry is, in general, subject to government regulation in most countries. Failure or delays in obtaining or renewing regulatory approvals could influence the availability of our services to our customers. The Naspers group aims to comply with applicable laws and regulations. To achieve this, the group cooperates and consults with the various regulators in the countries in which it operates. Furthermore, the group participates in the regulatory processes in the various territories, sometimes in conjunction with partners that are local experts.

♦ *Political and economic instability*

Political instability in any of the countries in which the group operates could cause us damage. The group undertakes an initial risk assessment before entering new territories and monitors current risks in countries in which we are active.

♦ *Technology failures*

Satellite failure: most of the group's pay-television services are delivered to subscribers via satellite transmission. Satellites are subject to damage or destruction, which may disrupt the transmission of our services. Some procedures are implemented to secure the availability of our services, ranging from back-up capacity in some cases to built-in redundancy. The cost of these measures are considered against the impact and likelihood of the risk occurring and consequently, in some cases, satellites remain unprotected or only partially protected.

Printing facilities: damage or malfunction in the printing environment would disrupt circulation of print media and decrease the revenue of the printing business. This risk is only partially mitigated by insurance cover.

INTERNAL CONTROL SYSTEMS

Internal control systems provide management and the board with comfort regarding the financial position of the company, safeguarding assets (including information) and compliance with regulatory requirements. Risk managers and the internal auditors monitor the functioning of the internal control systems and make recommendations to management and to the audit and risk management committee. External auditors consider elements of the internal control systems as part of their audit and communicate deficiencies when identified.

All internal control systems do, however, have shortcomings, including the possibility of human error and the evasion or flouting of control measures. Even the best internal control system may provide only partial assurance. The group's internal controls and systems are designed to provide reasonable, and not absolute, assurance as to the integrity and reliability of the financial statements; to safeguard, verify and maintain accountability of its assets; and to detect fraud, potential liability, loss and material misstatement, while complying with applicable laws and regulations.

The board expects that compliance with Sarbanes-Oxley Section 404 will further strengthen the internal control environment. An external whistle-blower hotline has also been established in some group companies and is being rolled out in others.

The group evaluated its internal control systems as at 31 March 2006 with regard to financial reporting and safeguarding of assets against unauthorised purchases, use or sales. During the period under review, the internal control system revealed no shortcomings which led to a material loss that should be reflected in the financial statements or the external auditors' report.

INTERNAL AUDIT

The internal audit function is an independent appraisal mechanism, which evaluates the group's procedures and systems (including internal controls, disclosure procedures and information systems), ensuring that these are functioning effectively. During the past year the focus was on evaluating and, where necessary, strengthening the internal audit function through recruitment and by outsourcing to an auditing company.

RELATIONS WITH SHAREHOLDERS

The company maintains a dialogue with its key financial audiences, especially institutional shareholders and analysts. The investor relations unit manages interaction with these audiences and presentations take place at the time of publishing interim and final results.

The company's website (www.naspers.com) provides the latest and historical financial and other information, including the financial reports.

The board encourages shareholders to attend its annual general meeting, notice of which is contained in this annual report, where

shareholders will have the opportunity to put questions to the board, including to the chairs of the various board subcommittees.

BUSINESS ETHICS

In support of the requirements of King II, the company has formalised its business ethics management process within the group. The first phase, to establish an overall group code of business ethics compliant with JSE, NASDAQ and SEC requirements, was finalised during the 2004/2005 financial year. This code applies to all directors, officers and employees in the group. The current phase of ensuring that group companies adopt this process in their own companies, to ensure alignment with the overall code and to establish supporting policies and procedures, is in progress.

The human resources and nomination committee acts as the overall custodian of the business ethics management process and monitors compliance with the group's code of business ethics. The group companies' disciplinary codes and procedures are being used to ensure compliance with the underlying policies and practices, which underpin the overall code of business ethics.

Naspers is committed to conduct its business with integrity. This commitment, which is endorsed by the board, is captured in our *integrity chain*, which expresses the guiding principles that bind us to one another and to our stakeholders. The group expects all directors, officers and employees to share its commitment to business ethics and legal standards.

REMUNERATION PHILOSOPHY

The remuneration policy and its execution is the responsibility of the human resources and nomination committee.

Non-executive directors qualify for an annual fee as opposed to a fee per meeting. This recognises the ongoing nature of the demands on directors, as well as the increased responsibility expected from them. This fee is augmented by remuneration for services on any of the subcommittees of the board. A 100% premium is payable to the chair of the board, as well as to the chairs of the subcommittees.

The fees in question are reviewed annually, based on an independent survey of major JSE-listed companies, as well as a sample of companies that have a dual listing on the JSE and an overseas securities exchange. Non-executive directors do not qualify for participation in the group's share-based incentive schemes.

As regards remuneration of executives, the group aims to attract and retain competent and committed leaders in its drive to create shareholder value. We aim to recognise top performance and to utilise the opportunity to attract entrepreneurs to further expand the group.

The remuneration philosophy for executives strives to meet this objective. Accordingly, the focus of the policy is not primarily on the guaranteed annual remuneration package, but on individual non-guaranteed incentive plans linked to the creation of shareholder value.

Guaranteed remuneration packages are monitored and compared with reported annual remuneration for comparable positions in the relevant economy. Executives have an annual bonus scheme, provided that strategic and operational objects are met or surpassed.

As a long-term incentive, executives participate in share-based incentive schemes in respect of Naspers N shares and, in appropriate instances, shares or stock appreciation rights in their respective subsidiaries. These awards normally vest over a period of four or five years.

The fees for non-executive directors for the past year, as well as the remuneration packages of executive directors, are disclosed on pages 114 and 115 of this annual report.

SUBSIDIARIES

Independent boards of directors, all of which have established their own governance practices and subcommittees that comply in the main and as appropriate to the companies with the JSE, SEC and NASDAQ requirements, govern Naspers's major subsidiaries.



Ton Vosloo

Ton Vosloo became managing director of Naspers Limited in 1984, serving as executive chairman from 1992 to 1997. Mr Vosloo served as a journalist from 1956 to 1983 and as editor of *Beeld* from 1977 to 1983. Mr Vosloo is chairman of Media24, MIH BV and MIH Holdings and independent non-executive chairman of the board of Naspers, a position he has held since 1997. He is a former chairman of Sanlam.



Rachel Jafta

Rachel Jafta joined the Naspers group as a director in 2003. She is an associate professor in economics at Stellenbosch University, a member of the South African Economic Society and a founding member and director of Econex. Prof Jafta is the chair of the Helen Suzman Foundation and a board member of the South African Institute of Race Relations. She is a member of the audit and risk management committees of Naspers and Media24.



Koos Bekker

Koos Bekker led the founding team of M-Net in 1985, serving as chief executive of the MIH group until 1997. He was also a founding director of MTN and MWEB. He is currently a director of Media24, MIH BV, MIH Holdings, SuperSport International, M-Net and other companies within the wider group. He also serves on the Local Organising Committee for the Soccer World Cup 2010, and on the International Marketing Council. He has been chief executive of Naspers since 1997.



Steve Pacak

Steve Pacak is the chief financial officer of the Naspers group. He joined the MIH group as chief financial officer of M-Net in 1988 and was chief executive of M-Cell Limited from 1995 to 1998. He is a director of MIH BV, MIH Holdings, SuperSport International, M-Net and other companies within the wider group. He was appointed an executive director of Naspers in 1998.



Fred Phaswana

Fred Phaswana joined the Naspers group as a director in 2003. He is chairman of Transnet, Ethos and Anglo American South Africa, and a director of Anglo American plc. He is also chairman of the University of Cape Town Graduate School of Business Board of Advisors and chairman of the SA Institute of International Affairs.



Ben van der Ross

Ben van der Ross joined the Naspers group as director in 1999. Mr Van der Ross is the chairman of Bonatla Property Holdings and a member of the boards of Momentum, FirstRand and Pick 'n Pay Stores Limited. He is the former chief executive of Business South Africa. He is chairman of Naspers's Welkom Trust share scheme.



Jakes Gerwel

Jakes Gerwel joined the Naspers group as a director in 1999. He is a former director-general in the office of president Nelson Mandela, secretary to the cabinet and rector of the University of the Western Cape. Prof Gerwel is chancellor of Rhodes University and chairman of Brimstone Investment Corporation, South African Airways and Educor. He is also a director of Distell and Media24, and is a member of the executive and the human resources and nomination committees of Media24 as well as those of Naspers.



Francine-Ann du Plessis

Francine-Ann du Plessis joined the Naspers group as a director in 2003. She is a director of Loubser du Plessis Inc., a firm of chartered accountants in Stellenbosch, the Industrial Development Corporation (IDC) of South Africa, the KWV group, Sanlam and Findevco. Adv Du Plessis is also a member of the audit and risk management committees of Naspers and Media24.



Boetie van Zyl

Boetie van Zyl joined the Naspers group as a director in 1988. Mr Van Zyl is a member of the boards of MIH Holdings, MIH BV, Media24, Sanlam and Murray & Roberts and a trustee of Peace Parks in South Africa. He is chair of the Media24 and Naspers audit and risk management committees, a member of the audit and risk management committee of MIH and a member of the human resources and nomination committees of Media24 and Naspers.



Neil van Heerden

Neil van Heerden joined the Naspers board in 1996. Mr Van Heerden is a trustee of the University of the Western Cape, former executive director of the South Africa Foundation (now Business Leadership), councillor of Business Unity South Africa and a member of the boards of BMW (SA) and various other companies.



Hein Willemse

Hein Willemse joined the Naspers group as director in August 2002. Prof Willemse is a member of the boards or a trustee of various organisations and community bodies, including Naspers's Welkom Trust share scheme. He is head of the Department of Afrikaans at the University of Pretoria.



Lourens Jonker

Lourens Jonker joined the Naspers board in 1996. Mr Jonker is the owner of Weltevrede Wine Estate near Bonnievale in South Africa, and is a director of Absa. He is a former chairman of the KWV group.

BOARD

	Date first appointed in current position	Date last appointed	Five board meetings were held during the year. Attendance:	Category
T Vosloo	6 October 1997	29 August 2003	5	Independent, non-executive
J P Bekker	6 October 1997	30 August 2002	5	Executive
E Botha[1]	7 October 1988	30 August 2002	3	Independent, non-executive
F du Plessis	23 October 2003	3 September 2004	5	Independent, non-executive
G J Gerwel	12 July 1999	3 September 2004	3	Independent, non-executive
R C C Jafta	23 October 2003	3 September 2004	5	Independent, non-executive
L N Jonker	7 June 1996	3 September 2004	4	Independent, non-executive
S J Z Pacak	24 April 1998	24 April 1998	5	Executive
F T M Phaswana	23 October 2003	3 September 2004	5	Independent, non-executive
B J van der Ross	12 February 1999	26 August 2005	5	Independent, non-executive
N P van Heerden	7 June 1996	3 September 2004	5	Independent, non-executive
J J M van Zyl	1 January 1988	26 August 2005	5	Independent, non-executive
H S S Willemse	30 August 2002	26 August 2005	5	Non-executive

Note:

1. *Prof Botha retired on 26 August 2005 on reaching the compulsory retirement age for directors.*

COMMITTEES

	Executive committee		Audit and risk management committee		Human resources and nomination committee		Category
		One meeting held during the year. Other decisions by round-robin. Attendance:		Four meetings were held during the year. Attendance:		Five meetings were held during the year. Attendance:	
T Vosloo	✓	1	✓	1[1]	✓	5	Independent, non-executive
J P Bekker	✓	1		4[2]		5[3]	Executive
F du Plessis			✓	4			Independent, non-executive
G J Gerwel	✓	1			✓	4	Independent, non-executive
R C C Jafta			✓	4			Independent, non-executive
L N Jonker							Independent, non-executive
S J Z Pacak	✓	1		4[2]		5[3]	Executive
B J van der Ross							Independent, non-executive
N P van Heerden							Independent, non-executive
J J M van Zyl	✓	1	✓	4	✓	5	Independent, non-executive

Notes:

1. *Mr Vosloo became a member of the audit and risk management committee on 25 November 2005.*

2. *Attended by invitation.*

3. *Attended all meetings ex officio.*

SECRETARY

G M Coetzee
40 Heerengracht
Cape Town
8001

Tel: +27 (0) 21 406 2041
Fax: +27 (0) 21 406 3753

REGISTERED OFFICE

40 Heerengracht
Cape Town
8001

REGISTRATION NUMBER

1925/001431/06

AUDITORS

PricewaterhouseCoopers Inc.

TRANSFER SECRETARIES

Link Market Services South Africa
(Proprietary) Limited
(Registration number: 2000/007239/07)
PO Box 4844, Johannesburg 2000

ADR PROGRAMME

The Bank of New York maintains a Global
BuyDIRECT™ plan for Naspers Limited.
For additional information, please visit
The Bank of New York's web site at
www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or 1-800-345-1612 or write to:

The Bank of New York
Shareholder Relations Department –
GlobalBuyDIRECT™
Church Street Station
PO Box 11258, New York, NY 10286-1258, USA

SPONSOR

Investec Bank Limited
(Registration number: 1969/004763/06)
PO Box 785700, Sandton 2146

ATTORNEYS

Jan S de Villiers
PO Box 1474, Cape Town 8000

www.naspers.com



ANALYSIS OF SHAREHOLDERS

Size of holdings	Number of shareholders	Number of shares owned
1 – 100 shares	27 648	639 142
101 – 1 000 shares	11 279	4 485 575
1 001 – 5 000 shares	2 872	6 097 756
5 001 – 10 000 shares	460	3 344 773
More than 10 000 shares	1 210	300 546 454

Geographical distribution of shares held by institutional shareholders

	%
South Africa	69,4
North America	21,8
United Kingdom	6,9
Rest of Europe	1,4
Asia Pacific/Middle East	0,5

The following shareholders hold more than 5% of the issued share capital of the company:

Name	Number of shares owned
Coronation Fund Managers (Proprietary) Limited	35 908 938
Old Mutual Asset Managers (OMAM)	29 432 031
Allan Gray Limited	18 026 961
RMB Asset Management (Proprietary) Limited	17 196 646
Investec Asset Management (Proprietary) Limited	16 848 833

Public shareholder spread

To the best knowledge of the directors, the spread of public shareholders in terms of paragraph 4.25 of the JSE Limited's Listings Requirements at 31 March 2006 was 90,5%, represented by 43 449 shareholders holding 284 548 069 N ordinary shares in the company.

The non-public shareholders of the company comprising 20 shareholders representing 30 565 631 N ordinary shares are analysed as follows:

Category	Number of shares	% of issued share capital
Directors	6 643 104	2,1
Share trusts	19 127 848	6,0
Associates	4 794 679	1,5

SHAREHOLDERS' DIARY

Annual general meeting	August
Reports	
Interim for half-year to September	November
Announcement of annual results	June
Annual financial statements	August
Dividend	
Declaration	August
Payment	September
Financial year-end	March

statement of responsibility by the board of directors

for the year ended 31 March 2006

The annual financial statements of the group and the company are the responsibility of the directors of Naspers Limited. In discharging this responsibility, they rely on the management of the group to prepare the annual financial statements presented on pages 69 to 180 in accordance with International Financial Reporting Standards and the South African Companies Act. As such, the annual financial statements include amounts based on judgements and estimates made by management. The information given is comprehensive and presented in a responsible manner.

The directors accept responsibility for the preparation, integrity and fair presentation of the annual financial statements and are satisfied that the systems and internal financial controls implemented by management are effective.

The directors believe that the company and group have adequate resources to continue operations as a going concern in the foreseeable future, based on forecasts and available cash resources. The financial statements support the viability of the company and the group.

The independent auditing firm PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board, has audited the annual financial statements. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers Inc.'s audit report is presented on page 68.

The annual financial statements were approved by the board of directors on 23 June 2006 and are signed on its behalf by:

T Vosloo

Chairman

J P Bekker

Managing director

certificate by the company secretary

I, George Meiring Coetzee, being the company secretary of Naspers Limited, certify that the company has, for the year under review, lodged all returns required of a public company with the Registrar of Companies, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.

G M Coetzee

Company secretary

23 June 2006

to the members of Naspers Limited

We have audited the annual financial statements and group annual financial statements of Naspers Limited set out on pages 69 to 180 for the year ended 31 March 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group at 31 March 2006, and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Auditor

23 June 2006

Cape Town, South Africa

directors' report to shareholders
for the year ended 31 March 2006

The directors present their annual report, which forms part of the audited annual financial statements of the company and the group for the year ended 31 March 2006.

NATURE OF BUSINESS

Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries, joint ventures and associated companies (collectively, "the group") are the operation of pay-television, internet and instant messaging subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, the Netherlands and the United States of America.

OPERATING REVIEW

The Naspers group continues to benefit from past investments coming to fruition and a positive macro-environment in many of its key markets. These primary factors have resulted in top-line revenues growing 16% to R15,7 billion.

After four years of rapid earnings and cash flow growth, some strategic investments are required in the year ahead to deliver growth in ensuing years. We are targeting, in particular, broadband services in China and North America, and digital video broadcast-handheld ("DVB-H") in Africa. We plan this in the knowledge that such investments will reduce short-term earnings and cash flow growth. In addition, we will invest in the further development of existing businesses and expand into new markets and opportunities.

In recent years, the group has experienced strong macro-economic growth in our key markets. Over the past few years, economic management of the South African and Chinese economies has been particularly impressive. Future growth will be reliant on continued economic expansion in our markets, which is uncertain.

Geographically the group is particularly focused on the BRICSA countries (Brazil, Russia, India, China, South and sub-Saharan Africa), which we believe present above-average growth opportunities. To date, we have been successful in establishing a presence in Africa and China, where the performance of Tencent in particular is robust. Subsequent to year-end, we acquired a 30% equity stake in a leading Brazilian media company, Abril S.A., for a cash consideration of $422 million. This creates a significant presence in the expanding Brazilian media market. We also established a presence in Russia and India, and are pursuing opportunities in these and other markets.

As mentioned before, the group plans to step up investment in broadband and mobile technologies and services. Both represent opportunities for delivering media content in new formats. The DVB-H standard is currently being trialed in numerous countries worldwide.

FINANCIAL REVIEW

Group revenues grew by 16% to R15,7 billion. This growth came largely from net growth in pay-television subscribers of 163 000 and an increase in advertising revenues of 22%.

Operating profit improved by 22% to R3 billion, with aggregate operating margins at 19%.

The net finance cost of R11 million includes net interest income of R181 million earned on cash held in the group, an imputed interest cost on finance leases – mostly for satellite capacity – of R177 million, unrealised foreign exchange losses of R22 million on foreign denominated finance leases and fair value adjustments on foreign exchange contracts and other derivatives, which reflect a net gain of R7 million.

The group's share of earnings from its equity-accounted associates, including the investment in Tencent, increased to R151 million.

The taxation charge of R935 million is substantially higher than last year, partly a function of the increased profitability of the group and partly a result of the creation of deferred tax assets last year of R470 million, which had the effect of reducing the net tax charge.

An accounting profit of some R1 billion was recorded on the sale of our interest in UBC and is reflected as a profit arising on the discontinuance of operations.

Last year we reported headline earnings of R2 024 million and indicated to shareholders that this figure was artificially boosted by the creation of deferred tax assets of R470 million and fair value adjustments relating to foreign exchange contracts of R360 million. As expected, both items did not recur to this extent in the current year. As a consequence, headline earnings for this year reflects a modest growth of 6% to R2 146 million.

A segmental analysis reflecting the revenues and results per individual business segment appears in note 35 to the consolidated annual financial statements.

SHARE CAPITAL

The authorised share capital at 31 March 2006 was: 1 250 000 Class A ordinary shares of R20 each, and 500 000 000 Class N ordinary shares of 2 cents each.

Naspers issued no new Class A ordinary shares during the 31 March 2006 financial year. A total of 565 000 Class N ordinary shares were issued to the MIH (BVI) Share Incentive Trust.

The issued share capital at 31 March 2006 was:

712 131 Class A ordinary shares of R20 each	R14 242 620
315 113 700 Class N ordinary shares of 2 cents each	R6 302 274

PROPERTY, PLANT AND EQUIPMENT

At 31 March 2006 the group's investment in property, plant and equipment amounted to R3 689 million, compared with R3 445 million last year. Details are reflected in note 5 of the consolidated annual financial statements.

Capital commitments at 31 March 2006 amounted to R445 million (2005: R447 million). Further capital expenditure to the amount of R335 million has been approved by the boards of directors of the various group companies, but has not been contracted for as of 31 March 2006.

DIVIDENDS

The board recommends that a dividend of 120 cents per Class N ordinary share be declared (2005: 70 cents) and 24 cents per Class A ordinary share (2005: 14 cents).

GROUP

Naspers Limited is not a subsidiary of any other company. The name, country of incorporation and effective financial percentage interest of the holding company in each of the Naspers group's principal subsidiaries are disclosed in note 8 to the consolidated annual financial statements. All subsidiaries, significant associated companies and joint ventures share the same financial year-end as the holding company, except for Tencent Holdings Limited, which has a 31 December year-end. The holding company's interest in the aggregate amount of profit after tax earned by subsidiaries totalled R1 985 million (2005: R2 283 million) and its interest in the aggregate losses after tax amounted to R0,7 million (2005: Rnil).

Details relating to significant acquisitions and divestitures in the group are highlighted in note 4 to the consolidated annual financial statements.

DIRECTORS, SECRETARY AND AUDITORS

The directors' names and business are presented on pages 60 and 61 and the secretary's name and business and postal address are presented on page 64 of the annual report. Directors' shareholdings in the issued share capital of the company are disclosed in note 14 to the consolidated annual financial statements.

PricewaterhouseCoopers Inc. will continue in office as auditors in accordance with section 270(2) of the South African Companies Act, 1973.

BORROWINGS

The company has unlimited borrowing powers in terms of its articles of association.

SUBSEQUENT EVENTS

Subsequent to 31 March 2006, Naspers acquired, through its offshore subsidiary MIH B.V., a 30% stake in leading Brazilian media company Abril S.A. ("Abril"), for a cash consideration of US$422 million. Naspers will equity account its 30% interest in Abril. The acquisition is in line with Naspers's strategy to expand into new markets. Brazil is an attractive market, where strong economic growth is expected to drive domestic media growth. The acquisition also provides Naspers with the opportunity to apply its expertise in emerging markets.

Signed on behalf of the board:

T Vosloo

Chairman

J P Bekker

Managing director

23 June 2006

consolidated balance sheets

at 31 March 2006 and 2005

	Notes	31 March 2006 R'000	31 March 2005 R'000
ASSETS			
Non-current assets		**7 272 262**	6 838 739
Property, plant and equipment	5	**3 688 509**	3 444 663
Goodwill	6	**789 735**	859 034
Other intangible assets	7	**369 449**	367 343
Investments in associates	8	**1 308 165**	837 688
Investments and loans	8	**74 863**	393 160
Programme and film rights	9	**171 145**	47 558
Derivative financial instruments	36	**32 647**	32 572
Deferred taxation	10	**837 749**	856 721
Current assets		**10 067 144**	7 203 821
Inventory	11	**504 476**	383 467
Programme and film rights	9	**596 033**	719 006
Trade receivables	12	**1 536 844**	1 412 573
Other receivables	13	**499 727**	410 247
Related party receivables	14	**19 839**	66 911
Investments and loans	8	**–**	8 111
Derivative financial instruments	36	**134 683**	169 710
Cash and deposits	34	**6 775 542**	4 033 796
Total assets		**17 339 406**	14 042 560
EQUITY AND LIABILITIES			
Capital and reserves attributable to the company's equity holders		**7 118 436**	4 865 965
Share capital and premium	15	**5 561 320**	5 391 151
Other reserves	16	**(3 316 706)**	(2 417 691)
Retained earnings	17	**4 873 822**	1 892 505
Minority interest		**171 547**	227 328
Total equity		**7 289 983**	5 093 293
Non-current liabilities		**3 372 397**	2 967 890
Post-retirement medical liability	18	**153 465**	161 298
Long-term liabilities	19	**2 355 561**	2 275 648
Interest-bearing capitalised finance leases	19	**1 443 636**	1 723 656
Interest-bearing concession liabilities	19	**–**	15 489
Interest-bearing loans	19	**722 006**	423 160
Non-interest-bearing programme and film rights	19	**149 971**	53 925
Non-interest-bearing loans	19	**39 948**	59 418
Cash-settled share-based payment liability	38	**108 371**	36 158
Provisions	20	**39 659**	17 057
Derivative financial instruments	36	**212 664**	9 642
Deferred taxation	10	**502 677**	468 087
Current liabilities		**6 677 026**	5 981 377
Current portion of long-term debt	19	**1 699 542**	917 516
Provisions	20	**28 390**	82 015
Post-retirement medical liability	18	**8 164**	–
Trade payables		**1 118 353**	1 133 246
Accrued expenses and other current liabilities	21	**2 914 208**	2 792 581
Related party payables	14	**104 438**	86 394
Taxation		**346 292**	250 310
Derivative financial instruments	36	**92 862**	285 976
Bank overdrafts and call loans	34	**364 777**	433 339
Total equity and liabilities		**17 339 406**	14 042 560

The accompanying notes are an integral part of these consolidated annual financial statements.

consolidated income statements

for the years ended 31 March 2006 and 2005

	Notes	31 March 2006 R'000	31 March 2005 R'000
Revenue	23	**15 706 424**	13 517 847
Cost of providing services and sale of goods	24	**(8 753 690)**	(7 725 819)
Selling, general and administration expenses	24	**(3 948 677)**	(3 311 485)
Other (losses)/gains – net	25	**(7)**	(11 702)
Operating profit		**3 004 050**	2 468 841
Finance costs – net	26	**(11 432)**	(217 004)
Share of equity-accounted results	8	**151 277**	88 597
Profit/(loss) on sale of investments		**74 366**	(311)
Dilution profits		**–**	368 036
Profit before taxation		**3 218 261**	2 708 159
Taxation	27	**(934 813)**	(256 462)
Profit after taxation		**2 283 448**	2 451 697
Profit from discontinued operations	28	**31 816**	50 042
Profit arising on discontinuance of operations	28	**1 032 160**	–
Profit for the year		**3 347 424**	2 501 739
Attributable to:			
Equity holders of the group		**3 190 188**	2 384 762
Minority interest		**157 236**	116 977
		3 347 424	2 501 739
Earnings per N ordinary share (cents)			
Basic	29	**1 124**	860
Fully diluted	29	**1 063**	814
Headline earnings per N ordinary share (cents)			
Basic	29	**756**	730
Fully diluted	29	**715**	690
Dividend paid per A ordinary share (cents)		**14**	7
Dividend paid per N ordinary share (cents)		**70**	38
Proposed dividend per A ordinary share (cents)		**24**	14
Proposed dividend per N ordinary share (cents)		**120**	70

The accompanying notes are an integral part of these consolidated annual financial statements.

consolidated statements of changes in shareholders' equity

for the years ended 31 March 2006 and 2005

	Share capital and premium	
	Class A R'000	Class N R'000
Balance at 1 April 2004	**14 243**	**4 577 786**
Share capital movements	–	760 985
Treasury share movements	–	38 137
Share-based compensation movements	–	–
Foreign currency translation effect	–	–
Share in equity-accounted direct reserve movements	–	–
Net fair value gains	–	–
– Fair value adjustment to available-for-sale investments, gross	–	–
– Fair value adjustment to available-for-sale investments, tax portion	–	–
Cash flow hedges	–	–
– Net fair value gains, gross	–	–
– Net fair value gains, tax portion	–	–
– Derecognised and added to asset, gross	–	–
– Derecognised and added to asset, tax portion	–	–
– Derecognised and reported in income when recognition criteria failed, gross	–	–
– Derecognised and reported in income when recognition criteria failed, tax portion	–	–
Other movements	–	–
Release of fair value reserve	–	–
Transactions with minorities and successive acquisitions	–	–
Other	–	–
Profit for the year	–	–
Dividends	–	–
Other minority interest movements	–	–
Balance at 31 March 2005	**14 243**	**5 376 908**
Balance at 1 April 2005	14 243	5 376 908
Share capital movements	–	69 723
Treasury share movements	–	64 537
Share-based compensation movements	–	35 909
Foreign currency translation effect	–	–
Transactions with minorities and successive acquisitions	–	–
Sale of existing subsidiary	–	–
Net fair value gains	–	–
– Fair value adjustment to available-for-sale investments, gross	–	–
– Fair value adjustment to available-for-sale investments, tax portion	–	–
– Realisation of fair value on sale of available-for-sale investments, gross	–	–
– Realisation of fair value on sale of available-for-sale investments, tax portion	–	–
Cash flow hedges	–	–
– Net fair value gains, gross	–	–
– Net fair value gains, tax portion	–	–
– Derecognised and added to asset, gross	–	–
– Derecognised and added to asset, tax portion	–	–
– Derecognised and reported in income, gross	–	–
– Derecognised and reported in income, tax portion	–	–
Profit for the year	–	–
Dividends	–	–
Other minority interest movements	–	–
Balance at 31 March 2006	**14 243**	**5 547 077**

The accompanying notes are an integral part of these consolidated annual financial statements.

Foreign currency translation reserve R'000	Hedging reserve R'000	Fair value reserve R'000	Existing control business combination reserve R'000	Share-based compen-sation reserve R'000	Retained earnings R'000	Minority interest R'000	Total R'000
–	(40 099)	(16 945)	(2 404 797)	21 965	(385 799)	245 369	2 011 723
–	–	–	–	–	–	–	760 985
–	–	–	–	–	–	–	38 137
–	–	–	–	28 591	–	–	28 591
(5 984)	–	–	–	–	–	1 652	(4 332)
568	1 024	–	–	5 818	–	–	7 410
–	47	12 846	–	–	–	–	12 893
–	66	18 095	–	–	–	–	18 161
–	(19)	(5 249)	–	–	–	–	(5 268)
–	20 108	–	–	–	–	2 429	22 537
–	(4 642)	–	–	–	–	2 429	(2 213)
–	1 346	–	–	–	–	–	1 346
–	11 690	–	–	–	–	–	11 690
–	(3 390)	–	–	–	–	–	(3 390)
–	21 273	–	–	–	–	–	21 273
–	(6 169)	–	–	–	–	–	(6 169)
–	–	27 895	(68 728)	–	(813)	(42 782)	(84 428)
–	–	27 895	–	–	–	–	27 895
–	–	–	(68 728)	–	–	–	(68 728)
–	–	–	–	–	(813)	(42 782)	(43 595)
–	–	–	–	–	2 384 762	116 977	2 501 739
–	–	–	–	–	(105 645)	(102 380)	(208 025)
–	–	–	–	–	–	6 063	6 063
(5 416)	(18 920)	23 796	(2 473 525)	56 374	1 892 505	227 328	5 093 293
(5 416)	(18 920)	23 796	(2 473 525)	56 374	1 892 505	227 328	5 093 293
–	–	–	–	–	–	–	69 723
–	–	–	–	–	–	–	64 537
–	–	–	–	134 808	–	–	170 717
18 223	–	–	–	–	–	1 010	19 233
–	–	–	(1 028 058)	–	–	(49 592)	(1 077 650)
–	–	–	908	–	–	–	908
–	–	(23 623)	–	–	–	–	(23 623)
–	–	(17 849)	–	–	–	–	(17 849)
–	–	5 176	–	–	–	–	5 176
–	–	(15 422)	–	–	–	–	(15 422)
–	–	4 472	–	–	–	–	4 472
–	(1 273)	–	–	–	–	(1 109)	(2 382)
–	19 917	–	–	–	–	(317)	19 600
–	(5 776)	–	–	–	–	98	(5 678)
–	(9 837)	–	–	–	–	(1 153)	(10 990)
–	2 853	–	–	–	–	263	3 116
–	(11 873)	–	–	–	–	–	(11 873)
–	3 443	–	–	–	–	–	3 443
–	–	–	–	–	3 190 188	157 236	3 347 424
–	–	–	–	–	(208 871)	(127 514)	(336 385)
–	–	–	–	–	–	(35 812)	(35 812)
12 807	(20 193)	173	(3 500 675)	191 182	4 873 822	171 547	7 289 983

consolidated cash flow statements

for the years ended 31 March 2006 and 2005

	Notes	31 March 2006 R'000	31 March 2005 R'000
Cash flows from operating activities			
Cash from operating activities	30	**4 019 905**	3 051 265
Investment income received		**2 170**	430
Dividends received from equity-accounted companies		**44 589**	5 632
Cash generated from operating activities		**4 066 664**	3 057 327
Net finance costs paid		**(78 480)**	(214 923)
Taxation paid		**(821 737)**	(474 462)
Net cash from operating activities		**3 166 447**	2 367 942
Cash flows from investment activities			
Property, plant and equipment acquired		**(809 661)**	(577 542)
Proceeds from sale of property, plant and equipment		**46 025**	28 120
Intangible assets acquired		**(106 805)**	(63 384)
Acquisition of subsidiaries	31	**(42 919)**	(270 845)
Disposal of subsidiaries	32	**36 726**	7 847
Additional investment in existing subsidiaries		**(193 280)**	(66 879)
Partial disposal of interest in subsidiaries		**10 000**	–
Partial disposal of interest in joint ventures	33	**751 845**	(188 097)
Net investment in associated companies		**(23 212)**	(1 004)
Net cash movement in other investments and loans		**(741)**	98 335
Disposal of available-for-sale investments		**–**	429 587
Acquisition of available-for-sale investments		**(3 417)**	(273 245)
Net cash utilised in investing activities		**(335 439)**	(877 107)
Cash flows from financing activities			
Long-term loans raised		**460 916**	29 684
Repayments of capitalised finance lease liabilities		**(268 052)**	(368 976)
Proceeds from share issue		**166 951**	26 372
Contributions by minority shareholders		**583**	8 357
Dividend paid by subsidiaries		**(127 005)**	(98 356)
Dividend paid by holding company		**(208 871)**	(105 645)
Other		**–**	(5 120)
Net cash from/(utilised in) financing activities		**24 522**	(513 684)
Net increase in cash and cash equivalents		**2 855 530**	977 151
Forex translation adjustments on cash and cash equivalents		**(45 222)**	7 696
Cash and cash equivalents at beginning of the year		**3 600 457**	2 615 610
Cash and cash equivalents at end of the year	34	**6 410 765**	3 600 457

The accompanying notes are an integral part of these consolidated annual financial statements.

1. NATURE OF OPERATIONS

Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries, joint ventures and associated companies (collectively, "the group") are the operation of pay-television, internet and instant messaging subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, the Netherlands and the United States of America.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

A.   Introduction

For the year ended 31 March 2005 the Naspers Limited Group ("Naspers" or "the group") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In accordance with the JSE Limited ("JSE") Listings Requirements the group is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.

As the group publishes comparative information in its financial statements, the date for transition to IFRS is 1 April 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of the JSE and the Securities and Exchange Commission in the United States of America.

In order to describe how Naspers's reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS 1").

B.   Transitional arrangements

The date of transition to IFRS for the group is 1 April 2004 and therefore, as required by IFRS 1, the group's opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements and interpretations effective at 31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.

The group has adopted the following exemptions in accordance with IFRS 1:

(a)   Business combinations

The group has applied IFRS 3 "Business Combinations" ("IFRS 3") to all business combinations that have occurred since 1 April 2004 (the date of transition to IFRS). In addition, the group has elected to apply IFRS 3 retrospectively to all business combinations that occurred between 20 December 2002 and the date of transition to IFRS. The group therefore applied the principles of IFRS 3 with effect from 20 December 2002. This retrospective application of IFRS 3 ensured that all the significant business combination transactions entered into by the group over the past three years have been treated in a consistent manner.

(b)   Fair value as deemed cost

The group has elected to measure certain items of property, plant and equipment at fair value and to use these fair values as the items' deemed costs as at 1 April 2004. These items relate mainly to land and buildings in the group's private education segment.

(c)   Cumulative translation differences

Naspers has elected not to apply the requirements of IAS 21 "Effects of Changes in Foreign Exchange Rates" ("IAS 21") retrospectively for cumulative translation differences of all foreign operations. The group therefore set the cumulative translation differences to zero at 1 April 2004 and applied IAS 21 from this date.

(d)   Exemption from restatement of comparatives for IAS 32 and IAS 39

The group has elected to apply the exemption that allows it to apply the previous SA GAAP principles under AC 125 "Financial Instruments: Disclosure and Presentation" ("AC 125") and AC 133 "Financial Instruments: Recognition and Measurement" ("AC 133") to derivatives, financial assets and financial liabilities and to hedging relationships for its comparative information relating to the financial year ended 31 March 2005. It therefore only applied IAS 32 and IAS 39 with effect from 1 April 2005.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

B.   Transitional arrangements *(continued)*

(e)   Share-based payment transactions

The group has applied the share-based payment exemption, therefore IFRS 2 "Share-based payments" ("IFRS 2") was only applied to equity instruments that were granted after 7 November 2002 but that have not vested by 1 January 2005. Naspers also did not apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before 1 January 2005. For instruments vesting on or after 1 January 2005, the amortisation of the fair value charge has been recorded as an expense in the income statements in the respective periods and the cumulative effect of prior years in equity.

(f)   Decommissioning liabilities included in property, plant and equipment

The group has elected in terms of IFRS 1 not to apply the requirements of IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities" ("IFRIC 1") for changes in such liabilities that occurred before 1 April 2004.

The group has applied the following exceptions from retrospective application in accordance with IFRS 1:

(a)   Derecognition of financial assets and liabilities

The application of the exemption from restating comparatives for IAS 32 "Financial Instruments: Disclosure and Presentation" ("IAS 32") and IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39") means that the group's effective date for these standards was 1 April 2005. Financial assets and liabilities derecognised before 1 April 2005 have not been re-recognised under IFRS.

(b)   Hedge accounting

On adoption of IFRS the group is not allowed to designate a transaction as a hedge, if such transaction was not designated as a hedge and it qualified for hedge accounting in terms of AC 133 under SA GAAP.

(c)   Estimates

Estimates under IFRS at 1 April 2004 are consistent with the estimates made at the same date under SA GAAP. Naspers therefore did not adjust any estimates it had made under SA GAAP for information it received subsequent to the date of transition to IFRS.

(d)   Assets held for sale and discontinued operations

The group has applied IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" ("IFRS 5") prospectively from 1 April 2005 to all non-current assets held for sale and/or discontinued operations.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

C. Reconciliation of net profit and equity from SA GAAP to IFRS

The reconciliations of net profit and equity below present the impact of the various adjustments on the group's financial position and financial performance. The numbering of the adjustments corresponds with the numbering used in section D "IFRS adjustments and reclassifications".

		Year ended 31 March 2005 R'm
Reconciliation of net profit		
As previously reported under SA GAAP		
– Attributable to Naspers shareholders		2 600
– Attributable to minority shareholders		120
		2 720
Adjusted for:		
– share-based payments	1	(128)
– amortisation of goodwill and intangible assets	2	–
– transactions with minority shareholders	3	(59)
– recognition of intangible assets	4	(20)
– property, plant and equipment	5 & 6	(11)
– currency translation differences	7	4
– operating leases	8	(4)
– decommission liabilities	9	–
– discounting of financial liabilities	10	(1)
As reported under IFRS		2 501

		31 March 2005 R'm	1 April 2004 R'm
Reconciliation of equity			
As previously reported under SA GAAP			
– Naspers shareholders' interest		6 630	3 231
– Minority shareholders' interest		223	237
		6 853	3 468
Adjusted for:			
– share-based payments	1	(155)	(62)
– amortisation of goodwill and intangible assets	2	219	219
– transactions with minority shareholders	3	(1 956)	(1 782)
– recognition of intangible assets	4	40	61
– property, plant and equipment	5 & 6	116	128
– currency translation differences	7	–	–
– operating leases	8	(21)	(18)
– decommission liabilities	9	(2)	(2)
– discounting of financial liabilities	10	(1)	–
As reported under IFRS		5 093	2 012

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

D. IFRS adjustments and reclassifications

The group made the following adjustments to its SA GAAP financial statements in order to restate the information in terms of IFRS:

(1) IFRS 2: Share-based payments

The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes and a dilution in earnings per share when the shares were delivered to the employee.

In accordance with IFRS 2, the group has recognised a compensation expense in the income statement, representing the fair value of share options granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognised in income for the period.

(2) IAS 38: Amortisation of goodwill and intangible assets with indefinite useful lives

The group has adopted IFRS 3 "Business Combinations" ("IFRS 3"), IAS 36 "Impairment of Assets" ("IAS 36") and IAS 38 "Intangible Assets" ("IAS 38") on 1 April 2004. As discussed previously the group elected to apply IFRS 3 with effect from 20 December 2002 in terms of the exemption provided under IFRS 1. Owing to this application of IFRS 3, the group has also applied the principles of IAS 36 and IAS 38 from that date.

The group has therefore ceased the amortisation of goodwill and intangible assets with indefinite useful lives with effect from 20 December 2002 under IFRS. The goodwill balances and intangible assets with indefinite useful lives have been tested for impairment in terms of the principles of IAS 36 from the same date.

(3) IFRS 3: Transactions with minority shareholders

As discussed above the group has elected to apply the principles of IFRS 3 to all business combinations as from 20 December 2002. Under SA GAAP, before the adoption of AC 140 "Business Combinations" ("AC 140"), the group accounted for transactions with minority shareholders by allocating the cost of the transaction to identifiable tangible and intangible assets at their fair values at the transaction date and recognising goodwill relating to the excess of the cost over the acquirer's interest in the net fair value of the identifiable assets and liabilities. After the adoption of AC 140 on 1 April 2004, the group applied the modified parent company model and allocated the full excess of the cost of the transaction with minority shareholders over the acquirer's interest in previously recognised assets and liabilities to goodwill under SA GAAP.

In terms of IFRS 3, the group has elected to account for transactions with minority shareholders as equity transactions in terms of the economic entity model. Under this model, any excess of the cost of the transaction over the acquirer's interest in previously recognised assets and liabilities is allocated to a separate component of equity.

The impact of the adoption of IFRS 3 as from 20 December 2002 has led to the derecognition of all intangible assets, all adjustments to the fair value of tangible assets and all goodwill accounted for under SA GAAP that resulted from transactions with minority shareholders since that date.

(4) IAS 38: Recognition of intangible assets

Before the adoption of AC 131 "Business Combinations" and AC 128 "Intangible Assets" on 1 April 2000, the group accounted for all intangible assets purchased and acquired in business combinations against shareholders' equity. In terms of the requirements of IFRS 1, IAS 38 should be applied retrospectively, requiring the group to recognise all intangible assets that have previously been recognised in the group's financial statements and that meet the recognition and measurement criteria of IAS 38. On transition to IFRS the group has therefore reinstated all such intangible assets which were previously accounted for against shareholders' equity under SA GAAP.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

D. IFRS adjustments and reclassifications *(continued)*

(5) IAS 16: Useful lives and residual values

IAS 16 "Property, plant and equipment" ("IAS 16") differs in certain respects from the previous SA GAAP equivalent, AC 123 "Property, plant and equipment" ("AC 123"), applied by the group until 31 March 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The group has previously under SA GAAP accounted for residual values based on the requirement of AC 123 that regards residual value as the net amount that the entity expected to obtain for the asset at the end of its useful life. The group has therefore reviewed its residual values for individual items of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly in terms of the requirements of IAS 16.

IAS 16 further requires that the useful lives of the individual components of property, plant and equipment items be reviewed at least annually, whereas the requirement under the previous SA GAAP equivalent, AC 123, has been to review the useful lives of items of property, plant and equipment on a non-mandatory periodic basis. The group has reassessed the useful lives of all individual components of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 April 2004 has also impacted depreciation charges subsequent to 1 April 2004.

(6) IFRS 1 and IAS 16: Fair value as deemed cost

In terms of the requirements of IFRS 1 the group is required to apply IAS 16 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby the fair value of certain assets at 1 April 2004 is used as its deemed cost on the transition date. The group adjusted the carrying values of the individual items of property, plant and equipment for those items to which the exemption was applied. The aggregate of these fair values were R89,6 million and the total adjustment to the carrying amounts was R36 million.

(7) IFRS 1 and IAS 21: Reset of cumulative translation differences

In terms of the requirements of IFRS 1 the group is required to apply IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21") retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby all cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The group has therefore reset its cumulative translation differences relating to foreign entities as previously recognised under SA GAAP. A corresponding entry was made to retained earnings.

(8) IAS 17: Operating leases

The South African Institute of Chartered Accountants issued Circular 7/2005 during August 2005. The purpose of the circular was to clarify the requirements of IAS 17 "Leases" ("IAS 17") in respect of operating leases, which include fixed rental increases. IAS 17 and its SA GAAP equivalent standard AC 105 "Leases" ("AC 105") require that lease payments under an operating lease should be recognised as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the *time pattern* of the user's benefit. In South Africa most lessees, including Naspers, have in the application of AC 105 recognised rental expenses with fixed rental increases on the basis of the cash flow in the lease agreements, interpreting that such an approach represented "another systematic basis" that was "more representative of the time pattern of the user's benefits". Circular 7/2005, however, clarified that the way many South African entities, including Naspers, applied the "other systematic basis" in terms of AC 105 was not consistent with the requirements of IAS 17 and AC 105 as applied internationally. IAS 17 only permits a treatment other than straight-line recognition when another basis is more representative of the *time pattern* of the user's benefit, which is unaffected by the timing of payments.

Naspers applied the principles of IAS 17, as clarified by Circular 7/2005, to all its lease agreements with fixed rental increases on adoption of IFRS. The requirements of IAS 17 were applied retrospectively and an adjustment to retained earnings at the transition date was accounted for. The net profit for the year ended 31 March 2005 was adjusted accordingly.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

D. IFRS adjustments and reclassifications *(continued)*

(9) IFRIC 1: Decommissioning, restoration and similar liabilities

IFRS 1 requires that the group apply the requirements of IFRIC 1 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby the group need not account for changes in decommissioning, restoration and similar liabilities that occurred before the date of transition to IFRS. The group identified only one such liability, pertaining to leasehold premises and related improvements. The value of the assets is immaterial to the group.

(10) IAS 39: Discounting of programme and film rights liabilities

The group has certain programme and film rights liabilities that are classified as financial liabilities in terms of IAS 39. IAS 39 requires that financial liabilities be measured at amortised cost using the effective interest method. Certain programme and film rights liabilities have settlement dates that are not short term in nature, therefore these liabilities have been discounted in terms of IAS 39. These liabilities were not previously discounted in terms of the group's SA GAAP reporting.

In the process of transition to IFRS, the group identified instances where reclassifications were required between certain balance sheet items compared with the classifications that were previously presented under SA GAAP. The following reclassifications were made by the group in restating its balance sheet under IFRS:

(11) Reclassification of computer software from property, plant and equipment to intangible assets

The group reclassified certain computer software from "property, plant and equipment" to "intangible assets" on its balance sheet. Computer software is required to be classified as an intangible asset in terms of IAS 38, unless the software is an integral part of the related hardware. This adjustment had no impact on the group's income statements or its net equity.

(12) Reclassification between non-current and current assets and liabilities

The group reclassified certain assets and liabilities from non-current assets and liabilities to current assets and liabilities, respectively. The reason for these reclassifications was to accurately reflect the nature of certain assets and liabilities between its current and non-current portions as required by IAS 1. Certain derivative financial assets were reclassified from current assets to non-current assets. This reclassification had no impact on the group's income statements or its net equity.

(13) Reclassification of deferred income and provisions

The group reclassified credit balances relating to deferred income that were included under "accounts receivable" to "accrued expenses" on its balance sheet. This reclassification had no impact on the group's income statements or its net equity. A reclassification was also made between "accrued expenses" and "provisions" on the balance sheet relating to a warranty provision.

The following represent the significant presentation adjustments that have been made to the group's income statement:

(1) Presentation of expenses

The group previously applied the provisions of AC 101 "Presentation of Financial Statements" ("AC 101") under SA GAAP to present its expenditure items on the face of its income statement. IAS 1 "Presentation of Financial Statements" ("IAS 1") provides additional guidance relating to the presentation of expenditure in its income statement. In applying this guidance certain reclassifications were made between "cost of providing services and sale of goods", "selling, general and administration expenses" and "other (losses)/gains – net".

(2) Reallocation of depreciation, amortisation and impairment captions

Depreciation and amortisation expenses that were separately disclosed on the face of the SA GAAP income statement have been reallocated to "cost of providing services and sale of goods" and "selling, general and administration expenses" on the face of the IFRS income statement. Impairments and adjustments to goodwill and other intangible assets have been reallocated to the caption "other (losses)/gains – net".

(3) Share of equity accounted results presented net of taxation

Under SA GAAP the group previously presented its share of equity-accounted results gross of its share of the associated companies' taxation charges, which were included under "taxation" in the group's income statement. In terms of IAS 1, the group is required to present its share of equity-accounted results relating to associated companies after taxation and minority interests in the associates. The group therefore reclassified these taxation expenses from "taxation" to "share of equity-accounted results" to reflect a post-taxation result.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

D. IFRS adjustments and reclassifications *(continued)*

(4) *Exceptional items*

Under SA GAAP the group previously presented certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group's performance and make comparisons of operating margins more meaningful under a heading "exceptional items" on the face of its income statement. Under IFRS the group is not allowed to aggregate such items under "exceptional items", therefore such items have been presented separately on the face of the income statement under headings such as "profit on sale of investments" and "dilution profits" to provide a description of each item's nature. Certain items previously included under "exceptional items" that are of an operational nature have been reclassified to "other (losses)/gains – net" and are therefore included in operating profit under IFRS.

Certain presentation changes have been made to the group's cash flow statement. The most significant adjustment related to the classification of dividends paid by the group. Under SA GAAP the group previously presented dividends paid to shareholders as part of its operating activities, as it assisted readers of the financial statements to determine the ability of the group to pay dividends out of operating cash flows. Under IFRS the group elected to present dividends paid as part of financing activities in terms of IAS 7 "Cash Flow Statements" ("IAS 7") as it is a cost to obtain financial resources. Dividends paid of R204 million for the year ended 31 March 2005 have been reclassified from operating to financing activities. A number of additional immaterial adjustments and reclassifications were also made to the group's SA GAAP cash flow statement in order to present it on an IFRS basis.

3. PRINCIPAL ACCOUNTING POLICIES

The consolidated annual financial statements of the group are presented in accordance with, and comply with, International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS 1 "First-time Adoption of IFRS" concerning the transition from SA GAAP to IFRS is provided in note 2. The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of the consolidated financial statements necessitates the use of estimates, assumptions and judgements. These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date as well as affecting the reported income and expenses for the year. Although estimates are based on management's best knowledge and judgement of current facts as at the balance sheet date, the actual outcome may differ from these estimates, possibly significantly. Refer to the individual notes for details of estimates, assumptions and judgements used.

(a) Basis of consolidation

The consolidated annual financial statements include the results of Naspers Limited and its subsidiaries, associates, joint ventures and related share incentive trusts.

Subsidiaries

The consolidated annual financial statements include the results of Naspers Limited and its subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has the power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or convertible without restriction are considered when assessing whether the group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal. For certain entities, the group has entered into contractual arrangements (such as nominee relationships and escrow arrangements), which allow the group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the group controls such entities in this manner, they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and results of the group are shown separately in the consolidated balance sheet and income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognised by the group and allocated to those minority interests only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. Where the group previously did not recognise the minority shareholders' portion of losses and the subsidiary subsequently turns profitable, the group recognises all the profits until the minority shareholders' share of losses previously absorbed by the group has been recovered.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Basis of consolidation *(continued)*

Subsidiaries (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

The group applies the economic entity model in accounting for transactions with minority shareholders. In terms of this model, minority shareholders are viewed as equity participants of the group and all transactions are therefore accounted for as equity transactions and included in the statement of changes in equity. On acquisition of an interest from a minority shareholder, any excess of the cost of the transaction over the acquirer's proportionate share of the net asset value acquired is allocated to a separate component of equity. Dilution profits and losses relating to non-wholly owned subsidiary entities are similarly accounted for in the statement of changes in equity in terms of the economic entity model.

Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.

Associated companies

Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the group generally has between 20% and 50% of the voting rights, or over which the group exercises significant influence, but which it does not control.

Equity-accounting involves recognising in the income statement the group's share of the associate's post-acquisition results net of taxation and minority interests in the associate. The group's share of post-acquisition movements in reserves is accounted for in the reserves of the group. The group's interest in the associate is carried on the balance sheet at cost, adjusted for the group's share of the change in post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognised on acquisitions. Where the group's share of losses exceeds the carrying amount of its investment, the carrying amount of the investment as well as any loans to the associate are reduced to nil and no further losses are recognised, unless the group has incurred obligations to the associate or the group has guaranteed or committed to satisfy obligations of the associate. Unrealised gains and losses on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.

Joint ventures

The group's interest in jointly controlled entities is accounted for by way of proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of gains or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

(b) Investments

The group classifies its investments in debt and equity securities into the following categories: at fair value through profit and loss, held-to-maturity, available-for-sale and loans and receivables. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on an annual basis. At fair value through profit and loss assets has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified into this category at inception if acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short-term profit-taking, or if so designated by management. For the purpose of these financial statements short term is defined as a period of three months or less. The group does not hold financial assets for trading, therefore assets held as at fair value through profit and loss are designated as such on initial recognition. Derivatives are also classified as held for trading unless they are designated as hedges.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Investments *(continued)*

Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. All other investments, including those that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity, changes in fair value or interest rates, are classified as available-for-sale. Available-for-sale assets are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. At fair value through profit and loss and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of "at fair value through profit and loss investments" are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity.

The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as "profit/(loss) on sale of investments".

Investments are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the group has also transferred substantially all risks and rewards of ownership.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation and any accumulated impairment losses. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset's estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Land and buildings:	Factory buildings	50 years
	Other buildings	50 years
Manufacturing equipment:	Printing presses	25 years
	Production equipment	25 years
Office equipment		20 years
Furniture		20 years
Computer equipment:	Manufacturing	20 years
	Office	20 years
Vehicles		12 years
Transmission equipment:	Set-top boxes	20 years
	Transponders and transmitters	20 years

Major leasehold improvements are amortised over the shorter of their respective lease periods and estimated useful economic life.

Concession assets are capitalised and depreciated over the shorter of their useful life of five years and the remaining concession period.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Property, plant and equipment *(continued)*

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the group and the cost can be reliably measured. Major renovations are depreciated over the remaining useful economic life of the related asset.

The carrying values of property, plant and equipment are reviewed periodically to assess whether the net recoverable amount has declined below the carrying amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Gains and losses on disposals are determined by comparing the proceeds with the asset's carrying amount.

(d) Leased assets

Leases of property, plant and equipment, except land, are classified as finance leases where substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the group as lessee. Assets classified as finance leases are capitalised at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognised at the estimated present value of the minimum lease payments. Bank rates are used to calculate present values of minimum lease payments. Capitalised leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor are classified as operating leases. Operating lease rentals (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(e) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries and joint ventures is included in "goodwill" on the balance sheet. Goodwill on acquisitions of associates is included in "investments in associates". Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Patents, brand names, trademarks, title rights, concession rights, software and other similar intangible assets acquired are capitalised at cost. Intangible assets with indefinite useful lives are not amortised, but tested annually for impairment and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are being amortised using the straight-line method over their estimated useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount. The useful lives and residual values of intangible assets are reassessed on an annual basis. Amortisation periods for intangible assets with finite useful lives vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Patents	5 years
Title rights	10 years
Brand names and trademarks	20 years
Software	5 years
Intellectual property rights	7 years
Concession rights	20 years
Subscriber base	8 years

No value is attributed to internally developed trademarks or similar rights and assets. The costs incurred to develop these items are charged to the income statement in the period in which they are incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) Programme and film rights

Purchased programme and film rights are stated at acquisition costs less accumulated amortisation. The group has certain programme and film rights liabilities that are classified as financial liabilities in terms of IAS 39, which requires that financial liabilities be measured at amortised cost using the effective interest method. Certain programme and film rights liabilities have settlement dates that are long term in nature; therefore these liabilities are recorded as non-current liabilities and have been discounted in terms of IAS 39. Licences are recorded as assets and liabilities for rights acquired, and obligations incurred under licence agreements when the licence period begins and the cost of each programme is known or reasonably determinable. Sports rights are written off on initial broadcasting of the event whereas general entertainment and films are amortised either on a straight-line basis over the duration of the licence or based on broadcasts where the number of screenings are restricted. Amortisation of programme and film rights is included in the cost of providing services and sale of goods. The costs of in-house programmes are expensed as incurred.

(g) Impairment

Financial assets

The group assesses at each balance sheet date whether there is any objective evidence that an investment or group of investments is impaired. If any such evidence exists, the entity applies the following principles for each class of financial assets to determine the amount of any impairment loss:

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (ie the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced directly through profit and loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss shall be reversed through profit and loss. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The reversal is recognised in the income statement in the same line as the original impairment charge.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

Long-lived assets

The group evaluates the carrying value of assets with finite useful lives annually and when events and circumstances indicate that the carrying value may not be recoverable. Indicators of possible impairment include, but are not limited to: significant underperformance relative to expectations based on historical or projected future operating results; significant changes in the manner of use of the assets or the strategy for the group's overall business; significant negative industry or economic trends; a significant and sustained decline in an investment's share price or market capitalisation relative to its net asset value. Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset's recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Long-lived assets *(continued)*

An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. The reversal of such an impairment loss is recognised in the income statement in the same line item as the original impairment charge.

(h) Development activities

Research and development costs

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be profitable considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding the limits stated in note (e). Development assets are tested for impairment annually, and the impairment loss is recognised in the income statement when the carrying amount of the asset exceeds its recoverable amount. This loss is also reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. The reversal of such an impairment loss is recognised in the income statement in the same line item as the original impairment charge.

Software development costs

Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development team's employee costs and an appropriate portion of relevant overheads. All other costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

Website development costs

Website development costs are capitalised as intangible assets if it is probable that the expected future economic benefits attributable to the asset will flow to the group, and its cost can be measured reliably, otherwise these costs are charged against operating profit as the expenditure is incurred.

(i) Inventory

Inventory is stated at the lower of cost or net realisable value. The cost of inventory is determined by means of the first-in first-out basis or the weighted average method. The majority of inventory is valued using the first-in first-out basis, but for certain inventories with a specific nature and use, which differs significantly from other classes of inventory, the weighted average is used. The cost of finished products and work-in-progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to inventory purchases. Net realisable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

(j) Trade receivables

Trade receivables are recognised at fair value less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments with maturities of three months or less at the date of purchase. Certain cash balances are restricted from immediate use according to terms with banks or other financial institutions. For cash flow purposes, cash and cash equivalents are presented net of bank overdrafts.

(l) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds and the redemption value is recognised in the income statement over the period of the borrowings.

(m) Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The group recognises the estimated liability on all products still under warranty at the balance sheet date. The group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Restructuring provisions are recognised in the period in which the group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the group are not provided in advance.

(n) Taxation

Taxation rates

The normal South African company tax rate used for the year ending 31 March 2006 is 29% (2005: 30%). Deferred tax assets and liabilities for South African entities at 31 March 2006 have been calculated using this rate, being the rate that the group expects to apply to the periods when the assets are realised or the liabilities are settled. Secondary tax on companies is calculated at 12,5%, and capital gains tax is calculated at 50% of the company tax rate. International tax rates vary from jurisdiction to jurisdiction.

Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, for all timing differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted, or where appropriate, substantially enacted tax rates are used to determine deferred taxation.

Using this method, the group is required to make provision for deferred taxation, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, is only made if there is a current intention to remit such earnings.

The principal timing differences arise from depreciation on property, plant and equipment, other intangibles, provisions and other current liabilities, income received in advance and tax losses carried forward. Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which timing differences and unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Secondary tax on companies ("STC")

Dividends declared by South African companies are subject to STC, but the STC liability is reduced by dividends received during the dividend cycle. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The potential tax benefit related to excess dividends received are carried forward to the next dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid. Deferred tax assets are recognised on unutilised STC credits to the extent that it is probable that the group will declare future dividends to utilise such STC credits.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Foreign currencies

The consolidated financial statements are presented in rand, which is the company's functional and presentation currency. However, the group separately measures the transactions of each of its material operations using the functional currency determined for that specific entity, which in most instances, but not always, is the currency of the primary economic environment in which the operation conducts its business.

For transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

For translation of group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as the foreign entity's assets and liabilities and are translated at the closing rate.

(p) Derivative financial instruments

The group uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. These instruments mainly comprise foreign exchange contracts, interest rate caps and interest rate swap agreements. Foreign exchange contracts protect the group from movements in exchange rates by fixing the rate at which a foreign currency asset or liability will be settled. Interest rate caps and swap agreements protect the group from movements in interest rates. It is the policy of the group not to trade in derivative financial instruments for economically speculative purposes.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis whether the derivatives that are used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. Movements on the hedging reserve are shown in the statement of changes in shareholders' equity.

Derivative financial instruments are recognised in the balance sheet at fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The group designates derivatives as either (1) a hedge of the fair value of a recognised asset or liability or firm commitment (fair value hedge), or (2) a hedge of a forecast transaction or of the foreign currency risk of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(p) Derivative financial instruments *(continued)*

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity, and the ineffective part of the hedge is recognised in the income statement. Where the forecast transaction or firm commitment of which the foreign currency risk is being hedged results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecast transaction ultimately is recognised in the income statement. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on translation are recognised in the income statement.

Embedded derivatives are derivative instruments that are embedded in another contract or host contract. The group separates an embedded derivative from its host contract and accounts for it separately, when its economic characteristics are not clearly and closely related to those of the host contract. These separated embedded derivatives are classified as trading assets or liabilities and marked to market through the income statement, provided that the combined contract is not measured at fair value with changes through the income statement.

(q) Revenue recognition

Product sales

Sales are recognised upon delivery of products and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the group.

Subscription fees

Pay-television and internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by the group. Revenue is recognised in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognised in the month the service is provided.

Advertising revenues

The group mainly derives advertising revenues from advertisements published in its newspapers and magazines, broadcast on its pay-television platforms and shown online on its websites and instant messaging windows. Advertising revenues from pay-television and print media products are recognised upon showing or publication over the period of the advertising contract. Publication is regarded to be when the print media product has been delivered to the retailer and is available to be purchased by the general public. Online advertising revenues are recognised over the period in which the advertisements are displayed.

Printing and distribution

Revenues from print and distribution services are recognised upon completion of the services and delivery of the related product and customer acceptance, net of taxes, VAT and discounts, and after elimination of sales within the group. The recognition of print services revenue is based upon delivery of the product to the distribution depot and acceptance by the distributor of the client, or where the customer is responsible for the transport of the customers' products, acceptance by the customer or its nominated transport company. Revenues from distribution services are recognised upon delivery of the product to the retailer and acceptance thereof.

Print and distribution services are separately provided by different entities within the group and separately contracted for by third party customers. Where these services are provided to the same client, the terms of each separate contract are consistent with contracts where an unrelated party provides one of the services. Revenue is recognised separately for print and distribution services as the contracts are separately negotiated, based on fair value for each service.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Technology contracts and licensing

For contracts with multiple obligations (eg maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue from product licences are recognised when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Generally, the group has vendor-specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognised rateably over the period during which the maintenance is to be provided. That period generally commences on the date that the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. The group recognises revenue allocated to maintenance and support fees, for ongoing customer support and product updates rateably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the group recognises revenue as the related services are performed.

The group enters into arrangements with network operators whereby application software is licensed to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where all of the software under the arrangement has been delivered, the revenue is recognised as the network operator reports to the group its revenue share, which is generally done on a quarterly basis. Under arrangements where the group has committed to deliver unspecified future applications, the revenue earned on the delivered applications is recognised on a subscription basis over the term of the arrangement.

Instant messaging services

The group's activities include operating instant messaging platforms from which it derives revenues from provision of mobile and telecommunications value-added services and internet value-added services.

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services and other mobile value-added services. These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis ("mobile and telecom service fees"). These services are predominantly delivered through the platforms of various mobile operators and they also collect the mobile and telecom service fees on behalf of the group. Mobile and telecom service fees are recognised at the amount invoiced to the group's customers by the various mobile operators, less any sales taxes. Fixed commissions, other expenses and bad debt expenses are recorded as an element of cost of providing services.

Revenue from internet value-added services ("internet service fees") are derived from subscriptions received or receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services. Similar to mobile and telecommunication value-added services these services are substantially delivered to the group's customers through the platforms of various mobile operators with monthly subscriptions paid or payable by the users. In addition, a small portion of the internet service fees is prepaid by the customers to the group in the form of prepaid point cards. Revenue related to these prepaid services are recorded as deferred revenue and amortised on a straight-line basis into income over the estimated usage period.

Tuition fees

Tuition fees are non-refundable and are recognised on a percentage of completion method over the term of the applicable course for face-to-face learning, and for distance learning it is recognised as a percentage of cost.

(r) Other income

Interest and dividends received on available-for-sale financial assets are included in investment income and not as part of the fair value movement in equity.

Interest income

Interest is accrued on a time-proportion basis, recognising the effective yield on the underlying assets.

Dividend income

Dividends are recognised when the right to receive payment is established.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(s) Employee benefits

Retirement benefits

The group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined contribution pension and provident funds in the countries in which the group operates. The assets of these funds are generally held in separate trustee-administered funds. The group's contributions to retirement funds are recognised as an expense in the period during which employees render the related service.

Medical aid benefits

The group's contributions to medical aid benefit funds for employees are recognised as an expense in the period during which the employees render services to the group.

Post-retirement medical aid benefit

Some group companies provide post-retirement health-care benefits to their retirees. The entitlement to post-retirement health-care benefits is based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Independent qualified actuaries carry out annual valuations of these obligations. All actuarial gains and losses are recognised immediately in the income statement. The actuarial valuation method used to value the obligations is the Projected Unit Credit Method. Future benefits are projected using specific actuarial assumptions and the liability to in-service members is accrued over their expected working lifetime. These obligations are unfunded.

(t) Equity compensation benefits

The group grants share options/share appreciation rights ("SARs") to its employees under a number of equity compensation plans. In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options/SARs granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options/SARs at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group remeasures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

A share option scheme/SAR is considered equity-settled when the option/gain is settled by the issue of a Naspers N share. They are considered cash-settled when they are settled in cash or any other asset, ie not by the issue of a Naspers N share.

(u) Segment reporting

The primary segmental reporting has been prepared based on the group's method of internal reporting, which disaggregates its business by service or product. The secondary segmental reporting has been prepared on a geographical basis. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties. These inter- and intragroup transactions are eliminated on consolidation.

(v) Discontinuing operations

A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and for which the assets, net profits or losses and activities can be distinguished physically, operationally and for reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of taxation, are separately disclosed.

(w) Advertising expenses

Advertising expenses are expensed in the financial period in which they are incurred.

(x) Treasury shares

Where subsidiaries hold shares in the holding company's equity share capital, the consideration paid to acquire these shares including any attributable incremental external costs is deducted from total shareholders' equity as treasury shares. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Shares issued to or held by share incentive plans within the group are treated as treasury shares until such time when participants pay for and take delivery of such shares. The same applies to treasury shares held by joint ventures.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(y) Recently issued accounting standards

The International Accounting Standards Board ("IASB") issued a number of standards, amendments to standards and interpretations during 2005 and 2006. These amendments will therefore be implemented by the group during the financial year starting 1 April 2006.

The amendment to IAS 19 "Employee Benefits", has been issued to allow the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expenses. The amendment was issued during December 2004 with immediate effect. The group will continue to apply the option of recognising the actuarial gains in losses in the income statement.

The amendments that have been made to IAS 39 included amendments to the accounting of cash flow hedges of forecast intragroup transactions, the scope of IAS 39 to include financial guarantee contracts and the amendment to the fair value option. These amendments were made during April, June and August 2005 with immediate effect. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of these amendments.

The amendment to IAS 1 "Presentation of Financial Statements: Capital Disclosures" states that an entity shall disclose information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of these amendments.

IFRS 7 "Financial Instruments: Disclosures" was issued 18 August 2005, with an effective date of 1 January 2007. This new standard adds certain new disclosures about financial instruments to those currently required by IAS 32 "Financial Instruments: Presentation". The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of these amendments.

The IASB has also amended the accounting treatment of monetary items in IAS 21 "The Effect of Changes in Foreign Exchange Rates" during December 2005 with immediate effect. The amendment stated that if a monetary item forms part of an entity's investment in a foreign operation, the accounting treatment in the consolidated financial statements should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group conducts a transaction with the foreign operation. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 4 ("Determining whether an Arrangement contains a Lease") was issued by the IASB and is effective for annual periods beginning on or after 1 January 2006, and the interpretation specifies that an arrangement that meets certain criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 "Leases". The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 6 ("Liabilities arising from Participating in a Specific Market – Waste Electronic and Electronic Equipment") clarifies when certain producers of electrical goods are required to recognise a liability under IAS 37 for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. IFRIC 6 is effective for annual periods beginning on or after 1 December 2005. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 8 ("Scope of IFRS 2") clarifies that IFRS 2 "Share-based Payments" applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 is effective for annual periods beginning on or after 1 May 2006, and the group will adopt these amendments during its financial year ending 31 March 2008 and is currently evaluating the effects of the standard.

IFRIC Interpretation 9 ("Reassessment of Embedded Derivatves") clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party in the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after 1 June 2006, and the group will adopt these amendments during its financial year ending 31 March 2008 and is currently evaluating the effects of the standard.

AC 503 "Accounting for Black Economic Empowerment" ("BEE") transactions states that if equity instruments are granted at a discount to a BEE partner, this must be expensed. BEE credentials acquired as part of a business combination shall be subsumed in goodwill and not recognised as a separate intangible asset. Where the BEE transaction includes service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognised over the period of the service conditions. Where the BEE transaction includes no service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognised immediately on grant date. AC 503 is effective for annual periods beginning on or after 1 May 2006, and the group will adopt these amendments during its financial year ending 31 March 2008 and is currently evaluating the effects of the standard.

4. SIGNIFICANT ACQUISITIONS AND DIVESTITURES

Financial year ended 31 March 2006:

On 1 April 2005 Media24 Limited ("Media24") acquired an additional interest of 7,5% in its subsidiary, Paarl Media Holdings (Proprietary) Limited ("Paarl Media"), for a purchase consideration of R180 million in cash. This increased Media24's effective financial interest in Paarl Media to 92,11%. This transaction was accounted for as a common control transaction, and the excess of the purchase consideration over the net asset value was recognised in equity.

During February 2006 MIH QQ (BVI) Limited acquired a 25% interest in ChineseAll for a cash consideration of R24,6 million. The total purchase consideration was allocated based upon an appraisal, as follows: net assets (R1,7 million) and goodwill (R22,9 million).

During October 2005 the company disposed of its investment in Computicket (Proprietary) Limited for a cash consideration of R67,5 million. A profit on sale of investments of R56,7 million was realised on this transaction and is included in profit from continuing operations.

On 7 November 2005 the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited to True Corporation for a consideration of approximately US$164 million. A profit on discontinuance of operations of R1 032,2 million was realised on the transaction. Details relating to this transaction are highlighted in note 28 to the consolidated annual financial statements.

During December 2005 the company acquired 100% of the equity of Orbicom (Proprietary) Limited ("Orbicom") from MTN Group Limited ("MTN") for a cash consideration of R44,2 million. The total purchase consideration was allocated based upon appraisal, as follows: net assets (R35,1 million) and goodwill (R9,1 million).

Subsequent to 31 March 2006 Naspers Limited acquired, through its offshore subsidiary MIH B.V., a 30% stake in leading Brazilian media company Abril S.A. ("Abril"), for a cash consideration of R2 557,3 million. Irdeto Eindhoven B.V. acquired the CryptoTec Conditional Access business from Koninklijke Philips Electronics NV for a cash consideration of R230,7 million. MIH subscribed for new shares equal to a 25% interest in Tixa Tech Group Inc. for a cash consideration of R60,5 million.

Financial year ended 31 March 2005:

On 1 April 2004 Media24 Limited acquired the remaining 50% interest it did not already own in Alchemy Publishing (Proprietary) Limited for a cash consideration of R4,6 million. The total purchase consideration of R4,6 million was allocated based upon an appraisal, as follows: net assets (R0,7 million) and goodwill (R3,9 million).

On 13 April 2004 Johnnic Communications Limited ("Johncom") exercised a call option on Naspers relating to 39,1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders in terms of the section 311 schemes of arrangement concluded during March 2004. Naspers sold 33 686 280 M-Net and SuperSport shares respectively for a total cash consideration of R286,3 million resulting in a loss of R27,9 million on disposal. Naspers retained an effective 60,12% interest in both M-Net and SuperSport.

Tencent Holdings Limited ("Tencent") completed an initial public offering of shares on 16 June 2004 and listed on the Hong Kong Stock Exchange. The group's interest in Tencent was diluted from 50% to approximately 36,1%. Tencent's net proceeds were approximately HK$1,64 billion. The group realised a dilution profit of R358,4 million. The group exercised joint control over the operations of Tencent until 16 June 2004 and therefore proportionately consolidated the results of Tencent until that date. After the listing of Tencent the group retained significant influence over Tencent's financial and operating policies, therefore Tencent was equity accounted by the group from 16 June 2004.

NetMed NV ("NetMed") announced on 19 June 2003 that, subject to the fulfilment of certain conditions precedent, it had reached an agreement with Teletypos SA ("Teletypos"), in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately 56,6 million in cash and a 12,5% equity interest in NetMed. On 22 September 2004 the last regulatory approvals and conditions precedent were fulfilled, therefore this transaction was accounted for in the year ended 31 March 2005. The group realised a profit of R215,7 million on the dilution of its interest in NetMed. Goodwill of R312,9 million was accounted for on the acquisition of the remaining interest that the group did not already own in MultiChoice Hellas.

Beijing Media Corporation Limited ("BMC") completed an initial public offering of shares on 22 December 2004 and listed on the Hong Kong Stock Exchange. The group acquired an interest of 9,9% in BMC through its participation in the initial public offering. The group paid R273,2 million in cash for its interest. The group has classified the investment as an available-for-sale investment and is carrying it on its balance sheet at fair value.

On 1 February 2005 M-Web Holdings (Proprietary) Limited ("MWEB") acquired from Tiscali International BV its South African ISP business ("Tiscali") for a purchase consideration of R309,3 million in cash.

4. SIGNIFICANT ACQUISITIONS AND DIVESTITURES *(continued)*

The fair value of the identifiable assets and liabilities of Tiscali as at the date of the acquisition were:

	Recognised on acquisition R'000	Carrying value R'000
Property, plant and equipment	6 368	30 079
Subscriber base	224 013	–
Deferred tax	(49 831)	10 260
Cash and cash deposits	39 160	39 160
Other current assets	3 633	3 633
Current liabilities	(52 622)	(60 511)
Fair value of net assets	170 721	22 621
Goodwill arising on acquisition	138 579	
Purchase consideration	309 300	
The cash outflow on acquisition is as follows:	**R'000**	
Net cash acquired with the Tiscali business	39 160	
Cash paid	(309 300)	
Net cash outflow	(270 140)	

The purchase agreement contained terms where any excess in net asset value acquired greater than R44,5 million would be payable on a rand-for-rand basis to the seller. The group paid an additional R11,7 million on closing of the transaction. This was recorded as an adjustment to goodwill. Included in the goodwill recognised are certain intangible assets that cannot be individually separated and reliably measured from the acquiree due to their nature. These assets consist of synergy benefits.

During the 2005 financial year the company disposed of the balance of its investment in Liberty Media Corporation for a consideration of R141,6 million. A profit on sale of investments of R18,7 million was realised on this transaction.

	31 March	
	2006 **R'000**	2005 R'000
5. PROPERTY, PLANT AND EQUIPMENT		
Land and buildings – owned	**648 013**	571 547
Cost price	**744 504**	668 664
Accumulated depreciation	**96 491**	97 117
Land and buildings – leased	**128 047**	95 621
Cost price	**157 581**	116 363
Accumulated depreciation	**29 534**	20 742
Manufacturing equipment – owned	**847 715**	520 885
Cost price	**1 303 009**	973 918
Accumulated depreciation	**455 294**	453 033
Manufacturing equipment – leased	**69 811**	76 323
Cost price	**148 768**	149 819
Accumulated depreciation	**78 957**	73 496
Transmission equipment – owned	**99 625**	105 936
Cost price	**356 374**	555 464
Accumulated depreciation	**256 749**	449 528
Transmission equipment – leased	**1 211 234**	1 369 372
Cost price	**2 689 472**	2 734 447
Accumulated depreciation	**1 478 238**	1 365 075
Vehicles, computer and office equipment – owned	**596 413**	545 016
Cost price	**1 769 894**	1 724 852
Accumulated depreciation	**1 173 481**	1 179 836
Vehicles, computer and office equipment – leased	**6 367**	11 365
Cost price	**9 359**	22 055
Accumulated depreciation	**2 992**	10 690
Subtotal	**3 607 225**	3 296 065
Work-in-progress	**81 284**	148 598
Net book value	**3 688 509**	3 444 663
Total cost price	**7 260 245**	7 094 180
Total accumulated depreciation	**3 571 736**	3 649 517
Net book value	**3 688 509**	3 444 663

5. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Land and buildings R'000	Manufacturing equipment R'000	Transmission equipment R'000	Vehicles, computers and office equipment R'000	Total 2006 R'000	Total 2005 R'000
Cost						
Opening balance	785 027	1 123 737	3 289 911	1 746 907	**6 945 582**	6 508 523
Disposal of interest in joint ventures	(10 453)	(25 629)	(326 207)	(66 377)	**(428 666)**	(53 977)
Foreign currency translation effects	(2 052)	(1 708)	(104 170)	(26 535)	**(134 465)**	27 403
Reallocation	(7 505)	129	30 715	(23 339)	**–**	–
Impairment	–	–	–	–	**–**	(4 748)
Acquisition of subsidiaries	6	–	3 248	27 631	**30 885**	7 588
Disposal of subsidiaries	–	–	–	(16 896)	**(16 896)**	(2 419)
Acquisitions	148 413	401 956	196 397	281 647	**1 028 413**	606 369
Disposals	(11 351)	(46 708)	(44 048)	(143 785)	**(245 892)**	(143 157)
Closing balance	902 085	1 451 777	3 045 846	1 779 253	**7 178 961**	6 945 582
Work-in-progress 31 March					**81 284**	148 598
Total cost					**7 260 245**	7 094 180
Accumulated depreciation						
Opening balance	117 859	526 529	1 814 603	1 190 526	**3 649 517**	3 197 386
Disposal of interest in joint ventures	(9 820)	(25 629)	(250 131)	(52 848)	**(338 428)**	(11 488)
Foreign currency translation effects	(1 949)	(1 700)	(76 997)	(22 266)	**(102 912)**	30 405
Reallocation	726	(470)	10 220	(10 476)	**–**	–
Impairment	–	–	–	326	**326**	(1 270)
Reversal of previous impairment	(673)	–	–	(1 402)	**(2 075)**	–
Acquisition of subsidiaries	–	–	–	–	**–**	543
Disposal of subsidiaries	–	–	–	(12 968)	**(12 968)**	(745)
Depreciation	25 168	81 479	281 697	207 202	**595 546**	555 533
Disposals	(5 286)	(45 958)	(44 405)	(121 621)	**(217 270)**	(120 847)
Closing balance	126 025	534 251	1 734 987	1 176 473	**3 571 736**	3 649 517
Cost	902 085	1 451 777	3 045 846	1 779 253	**7 178 961**	6 945 582
Accumulated depreciation	126 025	534 251	1 734 987	1 176 473	**3 571 736**	3 649 517
Net book value	776 060	917 526	1 310 859	602 780	**3 607 225**	3 296 065
Work-in-progress 31 March					**81 284**	148 598
Total net book value					**3 688 509**	3 444 663

In terms of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" an assessment of the expected future benefits associated with property, plant and equipment was determined. Based on the latest available and reliable information there was a change in the estimated useful life and residual value, which resulted in a decrease in depreciation of R0,3 million (2005: increase of R13,3 million).

During the financial year ended 31 March 2006 the group recognised an impairment of property, plant and equipment with a net book value of R0,3 million (2005: R3,5 million). The impairment loss has been included in "other (losses)/gains – net" in the income statement. The recoverable amount has been determined based on a value in use calculation. The impairment resulted from the recoverable amount of the assets being lower than the carrying value thereof.

The group has pledged property, plant and equipment with a carrying value of R452,4 million at 31 March 2006 (2005: R464,9 million) as security against certain term loans and overdrafts with banks.

Registers containing additional information on land and buildings are available for inspection at the registered offices of the respective group companies. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

	31 March 2006 R'000	2005 R'000
6. GOODWILL		
Cost		
Opening balance	**867 045**	813 528
Foreign currency translation effects	**(3 736)**	(1 704)
Acquisitions	**2 500**	3 578
Disposal of subsidiaries	**–**	(356)
Disposal of interest in joint ventures	**(2 284)**	(96 360)
Acquisition of subsidiaries	**9 145**	150 662
Successive acquisition	**(5 915)**	(2 303)
Closing balance	**866 755**	867 045
Accumulated impairment		
Opening balance	**8 011**	–
Impairment	**69 009**	8 011
Closing balance	**77 020**	8 011
Net book value	**789 735**	859 034

The group recognised impairment losses on goodwill of R69,0 million (2005: R8,0 million) during the financial year ended 31 March 2006, due to the fact that the recoverable amount of certain cash-generating units were less than their carrying value. The impairment charges have been included in "other (losses)/gains – net" in the income statement. The recoverable amounts have been based on value-in-use calculations.

The changes in the carrying amount of goodwill on a segmental basis for the year ended 31 March 2006 are as follows:

	Electronic media			Print media			
	Pay-television R'000	Internet R'000	Conditional access systems R'000	Newspapers, magazines and printing R'000	Books R'000	Education R'000	Total R'000
Net book value							
Opening balance	375 546	258 791	54 618	75 089	11 536	83 454	859 034
Foreign currency translation effects	(3 005)	–	(731)	–	–	–	(3 736)
Impairment	(9 144)	–	–	–	(3 980)	(55 885)	(69 009)
Acquisitions	–	–	–	–	2 500	–	2 500
Acquisition of subsidiaries	9 145	–	–	–	–	–	9 145
Successive acquisition	–	(7 889)	–	1 974	–	–	(5 915)
Disposal of interest in joint ventures	(2 284)	–	–	–	–	–	(2 284)
Closing balance	**370 258**	**250 902**	**53 887**	**77 063**	**10 056**	**27 569**	**789 735**

6. GOODWILL *(continued)*

Impairment testing of goodwill

The group has allocated its goodwill to various cash-generating units. The recoverable amounts of these cash-generating units have been determined based on either a value-in-use calculation or on a fair value less costs to sell basis. The value in use is based on discounted cash flow calculations. The group based its cash flow calculations on three to five-year budgeted and forecast information approved by senior management and the various boards of directors of group companies. Long-term average growth rates for the respective countries in which the entities operate were used to extrapolate the cash flows into the future. Where fair value was used to calculate recoverable amounts, it is based on publicly traded market prices. The group allocated goodwill to the following cash-generating units:

	Net book value R'000	Basis of determination of recoverable amount	Discount rate applied to cash flows	Growth rate used to extrapolate cash flows
Cash-generating unit				
MultiChoice Cyprus Limited	42 388	Value in use	14,0%	3,6%
Electronic Media Network Limited and SuperSport International Holdings Limited	327 870	Value in use	16,6%	4,0%
Irdeto Access BV	53 887	Value in use	10,7%	2,5%
M-Web Holdings Limited	250 902	Value in use	20,7%	4,0%
Boland Newspapers (Proprietary) Limited	23 581	Value in use	13,5%	4,0%
Paarl Media Holdings (Proprietary) Limited	34 669	Value in use	13,5%	4,0%
Natal Witness Printing and Publishing Company (Proprietary) Limited	14 370	Value in use	13,5%	4,0%
Educor Holdings Limited	27 569	Value in use	16,5%	4,0%
Via Afrika Limited	8 056	Value in use	14,2%	4,0%
Various other units	6 443	Value in use	various	various
	789 735			

7. OTHER INTANGIBLE ASSETS

	Intellectual property rights and patents R'000	Subscriber base R'000	Brand names and title rights R'000	Concession rights R'000	Software R'000	Total 2006 R'000	Total 2005 R'000
Cost							
Opening balance	119 055	226 340	203 954	12 579	76 243	**638 171**	356 888
Disposal of interest in joint ventures	–	–	–	(11 792)	–	**(11 792)**	–
Foreign currency translation effects	(1 029)	–	–	(787)	–	**(1 816)**	(1 825)
Acquisition of subsidiaries	–	–	–	–	–	**–**	246 806
Disposal of subsidiaries	(1 000)	–	–	–	(2 578)	**(3 578)**	–
Acquisitions	27 830	1 387	5 443	–	66 221	**100 881**	52 650
Disposals	527	–	97	–	(7 803)	**(7 179)**	(16 348)
Work-in-progress	–	–	–	–	8 102	**8 102**	–
Closing balance	**145 383**	**227 727**	**209 494**	**–**	**140 185**	**722 789**	**638 171**
Accumulated amortisation							
Opening balance	82 300	8 845	141 811	5 819	32 053	**270 828**	226 631
Disposal of interest in joint ventures	–	–	–	(5 852)	–	**(5 852)**	–
Foreign currency translation effects	(358)	–	–	(390)	–	**(748)**	(1 878)
Impairment	131	–	707	–	–	**838**	4 992
Reversal of previous impairment	–	–	–	–	(413)	**(413)**	–
Disposal of subsidiaries	(50)	–	10	–	(899)	**(939)**	–
Disposals	527	–	97	–	(6 710)	**(6 086)**	(16 348)
Amortisation	10 530	45 741	11 023	423	27 995	**95 712**	57 431
Closing balance	**93 080**	**54 586**	**153 648**	**–**	**52 026**	**353 340**	**270 828**
Net book value	**52 303**	**173 141**	**55 846**	**–**	**88 159**	**369 449**	**367 343**

The group recognised impairment losses on other intangible assets of R0,8 million (2005: R5,0 million) during the financial year ended 31 March 2006, due to the fact that the recoverable amounts of certain cash-generating units were less than their carrying values. The impairment charges have been included in "other (losses)/gains – net" in the income statement. The recoverable amounts have been based on value-in-use calculations with discount rates comparable to those used in assessing the impairment of goodwill.

In terms of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" an assessment of the expected future benefits associated with other intangible assets were determined. Based on the latest available and reliable information there was a change in the estimated useful life, which resulted in a decrease in amortisation of R12,6 million (2005: nil).

	31 March	
	2006 **R'000**	2005 R'000
8. INVESTMENTS AND LOANS		
Investments in associates		
Listed	**1 249 055**	805 048
Unlisted	**59 110**	32 640
	1 308 165	837 688
Investments and loans		
Loans to related parties		
Unlisted	**23 114**	24 779
At fair value through profit and loss investments		
Listed	**–**	8 111
Unlisted	**32 031**	30 458
	32 031	38 569
Available-for-sale investments		
Listed	**–**	313 763
Unlisted	**387**	1 033
	387	314 796
Originated loans		
Unlisted	**19 331**	23 127
Total investments and loans	**74 863**	401 271
Investments classified on balance sheets		
Non-current	**74 863**	393 160
Current	**–**	8 111
	74 863	401 271

The market value of the group's listed investments at 31 March 2006 amounted to R6 505,5 million (2005: R3 208,0 million). Tencent Holdings Limited contributed R6 309,5 million (2005: R2 886,1 million) and Beijing Media Corporation Limited R196,0 million (2005: R313,8 million). The valuation of total unlisted investments and loans, as approved by the directors of the respective group companies, amounted to R134,0 million (2005: R112,0 million).

During the financial year ended 31 March 2005, the investment in Beijing Media Corporation Limited was held as an available-for-sale investment, at a value of R313,8 million. This investment was reclassified to "investments in associates" during the financial year ended 31 March 2006, as significant influence is established through cooperation agreements, board representation, and the placement of key management. Unrealised gains and losses, to the value of R41,7 million, that arose from the changes in the fair value of this investment were previously accounted for in equity, but have been transferred to the carry value of the investment in associate.

8. INVESTMENTS AND LOANS *(continued)*

The following information relates to Naspers Limited's financial interest in its significant subsidiaries, over which the group has voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

Name of subsidiary	Effective percentage interest*		Nature of business	Country of incorporation	Functional currency	D or I
	2006 %	2005 %				
LISTED COMPANIES						
MultiChoice Cyprus Limited	**26,4**	26,4	Subscription television	Cyprus	CYP	I
UNLISTED COMPANIES						
Media24 Limited	**100,0**	100,0	Print media company	South Africa	ZAR	D
Paarl Media Holdings (Proprietary) Limited	**92,1**	83,8	Printing	South Africa	ZAR	I
Touchline Media (Proprietary) Limited	**100,0**	100,0	Publishing of magazines	South Africa	ZAR	I
Boland Koerante (Proprietary) Limited	**75,0**	75,0	Publishers of newspapers	South Africa	ZAR	I
Via Afrika Limited	**100,0**	100,0	Publishing of books	South Africa	ZAR	I
Educor Holdings Limited	**100,0**	100,0	Education	South Africa	ZAR	I
MIH Investments (Proprietary) Limited	**100,0**	100,0	Investment holding company	South Africa	ZAR	D
MIH Holdings Limited	**100,0**	100,0	Holding company	South Africa	ZAR	I
MultiChoice Africa (Proprietary) Limited	**100,0**	100,0	Subscription television	South Africa	ZAR	I
M-Web Holdings (Proprietary) Limited	**100,0**	100,0	Internet content provider	South Africa	ZAR	I
MIH (BVI) Limited	**100,0**	100,0	Investment holding	British Virgin Islands	USD	I
Myriad International Holdings BV	**100,0**	100,0	Investment holding	The Netherlands	EUR	I
MultiChoice Africa Limited	**100,0**	100,0	Investment holding	Mauritius	USD	I
NetMed NV	**74,5**	74,5	Investment holding	The Netherlands	EUR	I
NetMed Hellas SA	**74,5**	74,5	Subscription television	Greece	EUR	I
MultiChoice Hellas SA	**44,9**	44,9	Subscription television	Greece	EUR	I
Entriq Incorporated	**100,0**	100,0	Technology development	USA	USD	I
Irdeto Access BV	**100,0**	100,0	Technology development	The Netherlands	USD	I
M-Web (Thailand) Limited	**100,0**	100,0	Internet content provider	Thailand	THB	I
MultiChoice Cyprus Holdings Limited	**51,7**	51,7	Holding company	Cyprus	CYP	I
Shanghai Sportcn.com Information Technology Company Limited	**87,7**	87,7	Online sport content	China	CNY	I

D – Direct interest

I – Combined direct and indirect effective interest

* – The percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

8. INVESTMENTS AND LOANS *(continued)*

The following information relates to Naspers Limited's financial interest in its significant joint ventures, over which the group has joint voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

Name of joint venture	Effective percentage interest*		Nature of business	Country of incorporation	Functional currency	D or I
	2006 %	2005 %				
LISTED COMPANIES						
United Broadcasting Corporation Public Company Limited	**–**	30,6	Subscription television	Thailand	THB	I
UNLISTED COMPANIES						
MNH Holdings (1998) (Proprietary) Limited	**50,0**	50,0	Investment holding company	South Africa	ZAR	D
Electronic Media Network Limited	**60,1**	60,1	Pay-TV content provider	South Africa	ZAR	I
SuperSport International Holdings Limited	**60,1**	60,1	Pay-TV content provider	South Africa	ZAR	I
MultiChoice Supplies (Proprietary) Limited	**50,0**	50,0	Set-top box rentals	South Africa	ZAR	I
MKSC World Dot Com Co. Limited	**–**	40,6	Internet service provider	Thailand	THB	I
Myriad International Programming Services BV	**80,0**	80,0	Programme and film rights	The Netherlands	EUR	I
The Natal Witness Printing and Publishing Company (Proprietary) Limited	**50,0**	50,0	Publishing and printing of newspapers	South Africa	ZAR	I

D – Direct interest

I – Combined direct and indirect effective interest

* – The percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

The group has pledged a 29,98% interest in Electronic Media Network Limited and SuperSport International Holdings Limited as security with a bank against a term loan.

Additional joint venture disclosure

The following is the group's interest in the combined summarised balance sheets and income statements of the joint ventures as per their financial statements:

	31 March	
	2006 R'000	2005 R'000
Balance sheet		
Non-current assets	**340 680**	391 918
Current assets	**879 660**	1 119 611
Non-current liabilities	**64 184**	420 078
Current liabilities	**813 915**	838 182
Income statement		
Revenue	**2 277 088**	1 992 190
Net profit	**356 060**	211 199

The group's interest in the joint ventures' capital commitments and contingent liabilities at 31 March 2006 amounted to R78,4 million (2005: R36,8 million) and R3,0 million (2005: R5,5 million) respectively.

8. INVESTMENTS AND LOANS *(continued)*

The following information relates to Naspers Limited's financial interest in its significant associated companies:

Name of associated companies	Effective percentage interest*		Nature of business	Country of incorporation	Functional currency	D or I
	2006 %	2005 %				
LISTED COMPANIES						
Tencent Holdings Limited	**36,1**	35,6	Instant-messaging services	China	CNY	I
Beijing Media Corporation Limited	**9,9**	9,9	Print media advertising and print-related services	China	HKD	I
UNLISTED COMPANIES						
The Hometrader (Eastern Cape) (Proprietary) Limited	**25,0**	25,0	Production of newspaper inserts	South Africa	ZAR	I
Alibiprops 12 (Proprietary) Limited	**19,6**	49,0	Educational book retailer	South Africa	ZAR	I
ChineseAll	**25,0**	–	Internet-related services	China	CNY	I
Internet Music Company (Proprietary) Limited	**34,0**	–	Internet-related services	South Africa	ZAR	I
Free State Cheetahs (Proprietary) Limited	**14,7**	14,7	Rugby operations	South Africa	ZAR	I
Griqualand West Rugby (Proprietary) Limited	**14,7**	14,7	Rugby operations	South Africa	ZAR	I
Natal Sharks (Proprietary) Limited	**24,0**	24,0	Rugby operations	South Africa	ZAR	I

I – Combined direct and indirect effective interest

* – The percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

8. INVESTMENTS AND LOANS *(continued)*

	31 March	
	2006 **R'000**	2005 R'000
Investments in associated companies		
Opening balance	**837 688**	29 438
Associated companies acquired – gross consideration	**325 404**	729 413
Net assets acquired	**–**	659 881
Goodwill and intangibles recognised	**383 688**	68 347
Deferred taxation recognised	**(61 642)**	–
Other	**3 358**	1 185
Associated companies sold	**(1 388)**	(10 084)
Share of current year other reserve movements	**(50)**	4 415
Share of equity-accounted results	**154 155**	88 597
Net income before amortisation	**145 984**	93 583
Net (loss) before amortisation	**(269)**	–
Taxation	**8 440**	(4 986)
Equity-accounted results due to purchase accounting	**(2 878)**	–
Amortisation of other intangible assets	**(3 184)**	–
Realisation of deferred taxation	**306**	–
Dividends received	**(44 589)**	(4 091)
Foreign currency translation adjustments	**39 823**	–
Closing balance	**1 308 165**	837 688

The group recognised R151,3 million (2005: R88,6 million) as its share of
equity-accounted results in the income statement.

Additional associate disclosure
The following are the combined summarised balance sheets and income statements
of the associated companies as per their financial statements:

Balance sheet		
Non-current assets	**882 808**	307 076
Current assets	**3 488 656**	1 963 300
Total assets	**4 371 464**	2 270 376
Non-current liabilities	**124 503**	205 669
Current liabilities	**848 425**	5 931
Total liabilities	**972 928**	211 600
Total shareholders' equity	**3 398 536**	2 058 776
Total equity and liabilities	**4 371 464**	2 270 376
Income statement		
Revenue	**1 764 681**	703 389
Operating profit	**495 013**	231 470
Net profit	**484 477**	244 929

The group discontinued the recognition of its share of losses of some associated companies. The accumulated unrecognised
portion of the group's share of losses amounted to R1,3 million at 31 March 2006 (2005: R1,2 million).

8. INVESTMENTS AND LOANS *(continued)*

The following are entities with more than 50% ownership, which are not consolidated due to immaterial operations:

Name of entity	Effective percentage interest %	Country of incorporation
M-Web Zimbabwe (Proprietary) Limited	70,0	Zimbabwe
Betung Cable (China) Limited	100,0	Hong Kong

The following entities are consolidated due to management control through shareholder agreements even though ownership is less than 50%. These entities would normally be accounted for as associates, but are now consolidated:

Name of entity	Effective percentage interest %	Country of incorporation
MultiChoice Namibia (Proprietary) Limited	49,0	South Africa
Details Nigeria (Proprietary) Limited	49,0	Nigeria
MultiChoice Hellas SA	44,9	Greece
Afribooks (Proprietary) Limited	40,0	South Africa
MultiChoice Cyprus Limited	26,4	Cyprus

The following entity has less than 20% ownership, but is classified as an associate as significant influence is established through cooperation agreements, board representation, and the placement of key management:

Name of entity	Effective percentage interest %	Country of incorporation
Beijing Media Corporation Limited	9,9	China

	31 March	
Investments and loans	**2006** **R'000**	2005 R'000
Loans to related parties		
Uppercase Media (Proprietary) Limited	**6 733**	9 504
Natal Witness Printing and Publishing Company (Proprietary) Limited	**5 000**	5 000
8 Ink Publishing (Proprietary) Limited	**6 642**	3 629
MKSC World Dot Com Co. Limited	**–**	4 269
Shape SA (Proprietary) Limited	**1 050**	200
East African Magazines (Proprietary) Limited	**2 706**	–
Other	**983**	2 177
Total loans to related parties	**23 114**	24 779
At fair value through profit and loss investments		
Sanlam Dividend Income Fund	**32 029**	30 458
Andreou & Paraskevaides Enterprises Limited	**–**	7 151
Other	**2**	960
Total at fair value through profit and loss investments	**32 031**	38 569
Less: Short-term portion	**–**	(8 111)
Long-term at fair value through profit and loss investments	**32 031**	30 458
Available-for-sale investments and loans		
Beijing Media Corporation Limited	**–**	313 763
Other	**387**	1 033
Total available-for-sale investments and loans	**387**	314 796
Originated loans		
Thebe Scitech (Proprietary) Limited	**13 000**	15 000
Other	**6 331**	8 127
Total originated loans	**19 331**	23 127

	31 March	
	2006 **R'000**	2005 R'000
9. PROGRAMME AND FILM RIGHTS		
Cost price		
– programme rights	**1 015 155**	722 104
– film rights	**504 365**	559 702
	1 519 520	1 281 806
Accumulated amortisation		
– programme rights	**(518 732)**	(296 430)
– film rights	**(233 610)**	(218 812)
	(752 342)	(515 242)
Net book value		
– programme rights	**496 423**	425 674
– film rights	**270 755**	340 890
	767 178	766 564
Classified on the balance sheet as follows:		
– non-current assets	**171 145**	47 558
– current assets	**596 033**	719 006
	767 178	766 564
10. DEFERRED TAXATION		
Opening balance	**388 634**	428 879
Acquisition of subsidiaries and joint ventures	**(5 087)**	(49 833)
Disposal of subsidiaries and joint ventures	**(7 677)**	(1 280)
Accounted for in income statement	**(29 450)**	8 388
Accounted for against reserves	**10 687**	2 281
Foreign currency translation effects	**(22 035)**	199
Closing balance	**335 072**	388 634

10. DEFERRED TAXATION *(continued)*

The deferred tax assets and liabilities and movement thereon are attributable to the following items:

	1 April 2005 R'000	Charged to income R'000	Charged to equity R'000	Acquisition of subsidiary and joint venture R'000	Disposal of subsidiary and joint venture R'000	Foreign exchange adjustment R'000	31 March 2006 R'000
Deferred taxation assets							
Property, plant and equipment	51 825	48 896	–	–	1 514	(10 161)	**92 074**
Intangible assets	13 926	(693)	–	–	278	16 775	**30 286**
Receivables and current assets	47 875	(8 267)	–	12 485	12 895	(21 585)	**43 403**
Provisions and other current liabilities	188 196	2 068	–	(11 505)	(182)	52 717	**231 294**
Programme and film rights	69 555	44 357	–	–	–	(81 343)	**32 569**
Income received in advance	81 373	20 781	–	–	745	(946)	**101 953**
Tax losses carried forward	998 597	(210 101)	–	–	(9 011)	(108 691)	**670 794**
Capitalised finance leases	252 325	(19 575)	–	–	–	(22 276)	**210 474**
Derivative assets	(21 807)	49 343	–	–	–	–	**27 536**
Hedging reserve	–	(23)	10 224	–	–	–	**10 201**
STC credits	93 989	14 862	–	–	–	–	**108 851**
Other	–	(3 490)	–	–	–	9 250	**5 760**
	1 775 854	**(61 842)**	**10 224**	**980**	**6 239**	**(166 260)**	**1 565 195**
Valuation allowance	919 133	(49 733)	–	–	1 460	(143 414)	**727 446**
	856 721	**(12 109)**	**10 224**	**980**	**4 779**	**(22 846)**	**837 749**
Deferred taxation liabilities							
Property, plant and equipment	307 944	26 035	–	6 067	–	(6 596)	**333 450**
Intangible assets	65 431	2 595	–	56	–	(65 398)	**2 684**
Receivables and current assets	6 891	(8 454)	–	(56)	12 456	64 403	**75 240**
Provisions and other current liabilities	519	–	–	–	–	–	**519**
Capitalised finance leases	68 796	(6 198)	–	–	–	(6 014)	**56 584**
Derivative assets	4 543	16 878	–	–	–	–	**21 421**
Hedging reserve	1 744	–	(463)	–	–	–	**1 281**
Programme and film rights	20 403	(10 032)	–	–	–	–	**10 371**
Other	(8 184)	(3 483)	–	–	–	12 794	**1 127**
	468 087	**17 341**	**(463)**	**6 067**	**12 456**	**(811)**	**502 677**
Net deferred taxation	**388 634**	**(29 450)**	**10 687**	**(5 087)**	**(7 677)**	**(22 035)**	**335 072**

10. DEFERRED TAXATION *(continued)*

Valuation allowances are created against the net deferred tax assets, when it is probable that the deferred tax assets will not be realised in the near future, due to the timing on available tax loss carry-forwards that arose on these losses. Further valuation allowances have been raised when it is uncertain if future taxable profits will be avaliable to utilise unused tax losses and timing differences.

	South Africa R'000	Rest of Africa R'000	Greece and Cyprus R'000	Thailand R'000	Netherlands R'000	USA R'000	Total R'000
Valuation allowance	362 306	6 470	101 620	33 278	63 876	159 896	727 446

The group has tax loss carry-forwards of approximately R2 313,1 million (2005: R3 345,9 million). A summary of the tax loss carry-forwards at 31 March 2006 by tax jurisdiction and the expected expiry dates are set out below:

	South Africa R'000	Rest of Africa R'000	Greece and Cyprus R'000	Thailand R'000	Netherlands R'000	USA R'000	Total R'000
Expires in year one	–	–	30 410	11 565	–	–	41 975
Expires in year two	–	–	67 978	9 265	–	–	77 243
Expires in year three	–	–	22	7 081	–	–	7 103
Expires in year four	–	19 898	33 776	5 356	–	–	59 030
Expires in year five	–	–	9	11	–	–	20
Expires after year five	1 265 101	143 259	–	–	309 606	409 746	2 127 712
	1 265 101	163 157	132 195	33 278	309 606	409 746	2 313 083

The ultimate outcome of additional taxation assessments may vary from the amounts accrued. However, management believes that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the group's income statement and balance sheet.

Deferred tax assets and liabilities are offset when the income tax relates to the same fiscal authority and there is a legal right to offset at settlement. The following amounts are shown in the consolidated balance sheets:

	31 March	
	2006 R'000	2005 R'000
Classification on balance sheet		
Deferred tax assets	837 749	856 721
Deferred tax liabilities	(502 677)	(468 087)
Net deferred tax assets	**335 072**	388 634

The group charged deferred income tax of R10,7 million (2005: R2,3 million) to equity as a result of changes in the fair value of derivative financial instruments where the forecast transaction or commitment has not resulted in an asset or liability.

	31 March	
	2006 **R'000**	2005 R'000
11. INVENTORY		
Carry value		
Raw materials	**157 809**	101 126
Finished products, trading inventory and consumables	**302 783**	216 244
Work-in-progress	**26 136**	17 824
Decoders, internet and associated components	**136 383**	170 028
Gross inventory	**623 111**	505 222
Provision for slow-moving and obsolete inventories	**(118 635)**	(121 755)
Net inventory	**504 476**	383 467

The total impairment charged to write inventory down to net realisable value in the income statement amounted to R34,2 million (2005: R16,1 million), and reversals of these impairments amounted to R24,8 million (2005: R8,2 million).

12. TRADE RECEIVABLES		
Carry value		
Trade accounts receivable, gross	**1 747 922**	1 651 260
Less: Provision for impairment of receivables	**(211 078)**	(238 687)
	1 536 844	1 412 573

Included in trade receivables are R949,5 million at 31 March 2006 (2005: R837,1 million), pre-billed to customers and credit balances, which have been included in deferred income (see note 21). The group has pledged accounts receivable with a carrying value of R2,5 million at 31 March 2006 (2005: R15,8 million) as security against certain term loans and overdrafts with banks.

13. OTHER RECEIVABLES		
Prepayments and accrued income	**237 042**	235 060
Receivables from minority shareholders	**8 917**	851
Staff debtors	**8 587**	9 226
VAT and related taxes receivable	**28 821**	30 808
Other receivables	**216 360**	134 302
	499 727	410 247

14. RELATED PARTY TRANSACTIONS AND BALANCES

The group entered into transactions and has balances with a number of related parties, including equity investees, directors, shareholders and entities under common control. Transactions that are eliminated on consolidation are not included. The transactions and balances with related parties are summarised below:

		31 March	
		2006 R'000	2005 R'000
Sale of goods and services to related parties	Notes		
Electronic Media Network Limited	[a]	**50 431**	43 212
SuperSport International Holdings Limited	[a]	**3 490**	15 673
Myriad International Programming Services BV	[a]	**–**	2 615
United Broadcasting Corporation Public Company Limited	[a]	**159**	6 361
Jane Raphaely & Associates (Proprietary) Limited	[b]	**13 405**	10 252
New Media Publishers (Proprietary) Limited	[b]	**39 702**	32 885
East African Magazines (Proprietary) Limited	[b]	**204**	1 016
8 Ink (Proprietary) Limited	[b]	**4 939**	2 455
Capital Media (Proprietary) Limited	[b]	**1 822**	2 183
Rodale & Touchline Publishers (Proprietary) Limited	[b]	**11 336**	12 214
Shape (Proprietary) Limited	[b]	**3 956**	4 854
Uppercase Media (Proprietary) Limited	[b]	**17 120**	10 244
CTP Limited	[b]	**13 334**	–
Associated Magazines (Proprietary) Limited	[b]	**1 722**	–
		161 620	143 964

Notes:

[a] Sale of goods and services to M-Net, SuperSport, United Broadcasting Corporation Public Company Limited and Myriad International Programming Services BV.

[b] Media24 Limited receives revenue from a number of its related parties mainly for the printing and distribution of magazines and newspapers.

Purchase of goods and services			
Electronic Media Network Limited and SuperSport International Holdings Limited	[a]	**2 182 677**	1 909 895
CTP Limited	[b]	**12 897**	–
New Media Publishers (Proprietary) Limited	[b]	**5 513**	4 292
Natal Witness Printing and Publishing Company (Proprietary) Limited	[b]	**4 672**	1 365
		2 205 759	1 915 552

Notes:

[a] Channel and programming rights purchased by MultiChoice Africa (Proprietary) Limited.

[b] Media24 Limited purchases goods and services from a number of its related parties mainly for the printing and distribution of magazines and newspapers.

14. RELATED PARTY TRANSACTIONS AND BALANCES *(continued)*

Other transactions with related parties

Tencent Holdings Limited ("Tencent")

The group entered into a number of intellectual property and know-how licensing agreements with Tencent. On 27 June 2002 Tencent granted a sole and exclusive licence to a group company to use and to authorise its affiliates ("the operators"), which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a licence fee computed at 40% of gross revenue derived by the operators by using this proprietary information. The agreement is for a term of 15 years and expires in 2017.

MultiChoice Nigeria Limited ("MCN")

The group has a loan of R39,0 million (2005: R35,6 million) with MCN's minority shareholder, which bears interest at 10,22%. An impairment charge of R30,9 million was raised during the year against the outstanding balance as this was not deemed recoverable. The remaining balance of R8,1 million is due by 31 March 2007.

MultiChoice Ghana Limited ("MGL")

An advance of US$0,4 million was made during the 2004 financial year to a minority shareholder in MGL. The MGL minority shareholders' loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL. There was no outstanding balance on this advance at 31 March 2006.

Antenna TV ("Antenna")

In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna concluded the transaction for the acquisition of 5% of the shares in NetMed NV for a consideration of approximately R94,7 million (US$12 million). Two channels were aired in the current year with a third in the planning phase. On 2 January 2006, Antenna exercised a put option to sell the above stake to Myriad International Holdings BV at a price equal to the fair value of each share. At 31 March 2006, the valuation process in respect of determining the fair value of each share, was still in progress.

Electronic Media Network Limited ("M-Net")

M-Net reduced its capital by paying a total of R84,3 million to its shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in M-Net.

SuperSport International Holdings Limited ("SuperSport")

SuperSport reduced its capital by paying a total of R62,4 million to its shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in SuperSport.

M-Net and SuperSport ceded forward exchange contracts (FECs) totalling US$49,9 million on 31 March 2003 at no consideration to the group. The FECs ceded are at an average rate of R12,16 and matured between 28 November 2003 and 31 March 2005.

	31 March	
	2006 **R'000**	2005 R'000
14. RELATED PARTY TRANSACTIONS AND BALANCES *(continued)*		
The balances of advances, deposits, receivables and payables between the group and related parties are as follows:		
Receivables		
Electronic Media Network Limited	**2 176**	2 477
SuperSport International Holdings Limited	**1 301**	–
United Broadcasting Corporation Public Company Limited	**–**	7 432
MKSC World Dot Com Co. Limited	**–**	2 082
Capital Media (Proprietary) Limited	**–**	487
Jane Raphaely & Associates (Proprietary) Limited	**2 381**	1 984
New Media Publishers (Proprietary) Limited	**8 096**	6 315
Rodale & Touchline Publishers (Proprietary) Limited	**3 246**	2 554
Shape (Proprietary) Limited	**965**	728
East African Magazines (Proprietary) Limited	**–**	2 008
Associated Magazines (Proprietary) Limited	**1 517**	2 056
Minority shareholder loans	**–**	37 555
Other related parties	**157**	1 233
	19 839	66 911
Payables		
Electronic Media Network Limited	**84 270**	72 613
SuperSport International Holdings Limited	**3 476**	2 934
Alibiprops 12 (Proprietary) Limited	**586**	3 673
Natal Witness Printing and Publishing Company (Proprietary) Limited	**7 925**	–
Jane Raphaely & Associates (Proprietary) Limited	**1 238**	1 043
Rodale & Touchline Publishers (Proprietary) Limited	**–**	1 241
MultiChoice Eastern Cape (Proprietary) Limited (Transkei)	**–**	1 358
Uppercase Media (Proprietary) Limited	**2 544**	–
CTP Limited	**1 857**	–
New Media Publishers (Proprietary) Limited	**1 709**	–
Other related parties	**833**	3 532
	104 438	86 394
Directors' emoluments		
Executive directors		
Remuneration for other services paid by subsidiary companies	**314**	4 023
Non-executive directors		
Fees for services as directors	**3 082**	2 805
Fees for services as directors of subsidiary companies	**2 030**	2 120
	5 112	8 948

No director has a notice period of more than one year.

No director's service contract includes pre-determined compensation as a result of termination that would exceed one year's salary and benefits.

14. RELATED PARTY TRANSACTIONS AND BALANCES *(continued)*

Directors' emoluments *(continued)*

The individual directors received the following remuneration and emoluments during the current financial year:

Executive directors	Salary R'000	Bonuses and performance-related fees R'000	Pension contributions R'000	Total R'000
2006				
J P Bekker	–	–	–	–
S J Z Pacak	1 957	2 200	196	4 353
	1 957	**2 200**	**196**	**4 353**
2005				
J P Bekker	–	–	–	–
S J Z Pacak	1 846	2 000	177	4 023
	1 846	2 000	177	4 023

Non-executive directors	Directors' fees R'000	Committee[1] and trustee[2] fees R'000	Total 2006 R'000	Directors' fees R'000	Committee[1] and trustee[2] fees R'000	Total 2005 R'000
T Vosloo[3, 4, 5]	1 863	–	**1 863**	1 788	–	1 788
J J M van Zyl[3, 5]	535	460	**995**	629	355	984
E Botha	157	–	**157**	265	–	265
L N Jonker	175	–	**175**	130	–	130
N P van Heerden	175	–	**175**	130	105	235
B J van der Ross	175	4	**179**	130	39	169
G J Gerwel[3, 6]	435	60	**495**	570	51	621
H S S Willemse	175	3	**178**	130	3	133
F du Plessis	175	220	**395**	140	155	295
F T M Phaswana	175	–	**175**	130	–	130
R C C Jafta	175	150	**325**	140	35	175
	4 215	**897**	**5 112**	4 182	743	4 925

Notes on non-executive directors' remuneration

Note 1: Committee fees include fees for the attendance of the audit committee, the human resources committee, the budget committee and the executive committee meetings of the board.

Note 2: Trustee fees include fees for the attendance of the various retirement fund trustee meetings of the group's retirement funds, as well as for the attendance of Welkom trustee meetings.

Note 3: Directors' fees include fees for services as directors of Media24 Limited.

Note 4: Directors' fees include fees for services as directors of Via Afrika Limited.

Note 5: Directors' fees include fees for services as directors of MIH Holdings Limited and MIH BV.

Note 6: Directors' fees include fees for services as directors of Educor Holdings Limited.

14. RELATED PARTY TRANSACTIONS AND BALANCES *(continued)*

Directors' interests in scheme shares of the Naspers Share Incentive Scheme

The executive directors of Naspers are allowed to participate in the Naspers Share Incentive Scheme. Details in respect of their participation in scheme shares not yet released are as follows:

Name	Purchase date	Number of N shares	Purchase price	Release period
J P Bekker[1]	01/10/2002	1 634 941	R22,39 – R24,50	01/10/2006 – 01/10/2007
	17/12/2002	1 490 854	R29,09 – R31,54	17/12/2006 – 17/12/2007
S J Z Pacak	02/01/2003	333 334	R23,50	02/01/2007 – 02/01/2008
	09/09/2004	100 000	R50,00	09/09/2007 – 09/09/2009

1. The managing director of Naspers has allocations, as indicated above, in the share incentive scheme, in terms of which Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of Stellenbosch University. The managing director does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. The managing director's contract is for a five-year period starting on 1 October 2002. No compensation will apply to termination.

On 22 July 2005 50 000 released Naspers N ordinary shares were sold by S J Z Pacak upon payment of the amount of an average price of R21,22 per share (the original average offer prices based on the listed market prices of Naspers Limited N ordinary shares on the dates of the offers) due to the Naspers Share Incentive Trust, at an average selling price of R92,12 per Naspers N ordinary share.

On 29 July 2005, 50 000 released Naspers N ordinary shares were sold by S J Z Pacak upon payment of the amount of an average price of R21,22 per share (the original average offer price based on the listed market price of Naspers Limited N ordinary shares on the dates of the offer) due to the Naspers Share Incentive Trust, at an average selling price of R97,07 per Naspers N ordinary share.

Directors' interest in MIH Holdings Share Incentive Scheme

Historically S J Z Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002, Naspers Limited acquired all the MIH Holdings Limited ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings Limited shares for Naspers Class N ordinary shares. On 22 July 2005, 44 444 Naspers N ordinary shares were delivered to S J Z Pacak upon payment of the amount of an average price of R13,64 per share and, on the same day, 5 333 Naspers N ordinary shares were delivered to S J Z Pacak upon payment of the amount of an average price of R20,05 per share (the original average offer prices based on the listed market prices of MIH Holdings Limited shares on the dates of the offers) due to the MIH Holdings Share Trust. The closing price of a Naspers N ordinary share on 22 July 2005 was R92,35. S J Z Pacak still owns these shares. At 31 March 2006, a total of 66 531 (2005: 116 308) Naspers N ordinary shares have been allocated to S J Z Pacak with vesting periods until 18 February 2007.

14. RELATED PARTY TRANSACTIONS AND BALANCES *(continued)*

Directors' interest in SuperSport Share Incentive Scheme

Historically S J Z Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003, SuperSport completed a capital reduction, in terms of which Naspers Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2 119 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.

In March 2004 Naspers Limited acquired all the SuperSport ordinary shares held by the SuperSport Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to SuperSport shares for Naspers Class N ordinary shares. A total of 5 305 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.

Directors' interest in M-Net Share Incentive Scheme

Historically S J Z Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004, Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers Class N ordinary shares. A total of 5 805 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.

Directors' interests in Naspers shares

The directors of Naspers had the following interest in Naspers A ordinary shares as at 31 March:

	31 March 2006				31 March 2005			
	Naspers A ordinary shares				Naspers A ordinary shares			
	Beneficial		Non-beneficial		Beneficial		Non-beneficial	
Name	Direct	Indirect	Direct	Indirect	Direct	Indirect	Direct	Indirect
J J M van Zyl	745	–	–	–	745	–	–	–

On 25 January 2006 an agreement was reached in terms of which Sanlam Limited contributed 168 605 Naspers Beleggings Limited ordinary shares, 16 860 500 Keeromstraat 30 Beleggings Limited ordinary shares and 133 350 Naspers A shares into a new entity, Wheatfields 221 (Proprietary) Limited ("Wheatfields"). Sanlam owns 50% of Wheatfields, while Mr J P Bekker acquired an indirect 25% interest in Wheatfields.

No other director of Naspers had any interest in Naspers A ordinary shares at 31 March 2006 or 31 March 2005.

The directors of Naspers had the following interest in Naspers N ordinary shares as at 31 March:

	31 March 2006				31 March 2005			
	Naspers N ordinary shares				Naspers N ordinary shares			
	Beneficial		Non-beneficial		Beneficial		Non-beneficial	
Name	Direct	Indirect	Direct	Indirect	Direct	Indirect	Direct	Indirect
T Vosloo	25 000	250 000	–	–	25 000	300 000	–	–
J P Bekker	–	–	–	4 917 316	314 754	–	–	3 532 756
S J Z Pacak	94 510	291 267	–	122 707	44 733	262 078	–	135 007
J J M van Zyl	50 361	173 793	–	–	50 361	173 793	–	–
E Botha	–	–	–	–	15 332	–	–	–
L N Jonker	1 000	–	–	67 000	1 000	–	–	67 000
N P van Heerden	–	1 300	–	–	–	–	–	2 300
B J van der Ross	–	–	–	–	–	–	–	–
G J Gerwel	–	–	–	–	–	–	–	–
H S S Willemse	–	–	–	–	–	–	–	–
F du Plessis	–	–	–	500	–	–	–	500
F T M Phaswana	630	–	–	–	630	–	–	–
R C C Jafta	–	–	–	–	–	–	–	–

14. RELATED PARTY TRANSACTIONS AND BALANCES *(continued)*

Key management remuneration and participation in share-based incentive plans

Comparatives have not been restated to account for the change in the composition of key management.

The total of executive directors' and key management emoluments amounted to R97,2 million (2005: R76,1 million); comprising short-term employee benefits of R65,4 million (2005: R50,5 million), post-employment benefits of R5,4 million (2005: R5,4 million), and share-based payment charge of R26,4 million (2005: R20,2 million). The aggregate number of share options granted to the executive directors and key management during the 2006 financial year and the number of shares allocated to the executive directors and key management at 31 March 2006, respectively, are:

For shares listed on a recognised stock exchange as follows: 794 678 (2005: 559 652) Naspers Limited Class N ordinary shares were allocated during the 2006 financial year and an aggregate of 13 200 771 (2005: 15 256 032) Class N ordinary shares were allocated as at 31 March 2006.

For shares in unlisted companies as follows: 17 238 (2005: 45 399) Media24 Limited ordinary shares were allocated during 2006 and an aggregate of 487 977 (2005: 635 039) ordinary shares were allocated as at 31 March 2006; nil (2005: 192 780) Via Afrika Limited ordinary shares were allocated during 2006 and 243 840 (2005: 192 780) ordinary shares were allocated as at 31 March 2006; 50 000 (2005: 150 000) Irdeto Access BV ordinary shares were allocated during 2006 and an aggregate of 207 500 (2005: 157 500) ordinary shares were allocated as at 31 March 2006; nil (2005: 45 000) Paarl Media Holdings (Proprietary) Limited ordinary shares were allocated during 2006 and 185 000 (2005: 185 000) ordinary shares were allocated as at 31 March 2006; 18 250 (2005: 5 000) MIH QQ (BVI) Limited ordinary shares were allocated during 2006 and an aggregate of 32 625 (2005: 20 000) shares were allocated as at 31 March 2006; nil (2005: 2 080 000) Entriq (Mauritius) Limited shares were allocated during 2006 and an aggregate of 2 200 000 (2005: 2 200 000) shares were allocated as at 31 March 2006.

During the year, three share appreciation rights plans (SARs) were introduced. The number of SARs allocated to the executive directors and key management at 31 March 2006 are: 1 182 923 Media24 SARs; 928 213 MCA SARs; and 1 793 890 M-Net/SS SARs.

These shares and SARs were granted on the same terms and conditions as those offered to employees of the group.

	31 March	
	2006 **R'000**	2005 R'000
15. SHARE CAPITAL AND PREMIUM		
Authorised		
1 250 000 Class A ordinary shares of R20 each	**25 000**	25 000
500 000 000 Class N ordinary shares of 2 cents each	**10 000**	10 000
	35 000	35 000
Issued		
712 131 Class A ordinary shares of R20 each (2005: 712 131)	**14 243**	14 243
315 113 700 Class N ordinary shares of 2 cents each (2005: 314 548 700)	**6 302**	6 291
	20 545	20 534
Share premium	**6 278 880**	6 173 258
	6 299 425	6 193 792
Less: 24 558 886 Class N ordinary shares held as treasury shares		
(2005: 31 959 017 Class N ordinary shares)	**(738 105)**	(802 641)
	5 561 320	5 391 151

Treasury shares

The group holds a total of 24 558 886 Class N ordinary shares (2005: 31 959 017), or 7,8% of the gross number in issue (2005: 10,2%) at 31 March 2006 as treasury shares. Equity compensation plans hold 19 849 615 of the Class N ordinary shares (2005: 27 249 746) and the remaining 4 709 271 Class N ordinary shares (2005: 4 709 271) are held by various group companies.

15. SHARE CAPITAL AND PREMIUM *(continued)*

Voting and dividend rights

The Class A ordinary shareholders are entitled to 1 000 votes per share and may receive nominal dividends as determined from time to time by the board of directors, but always limited to one fifth of the dividend to which Class N ordinary shareholders are entitled. The Class A ordinary shareholders do not have a right to receive a dividend when dividends are declared to Class N ordinary shareholders, although a dividend to Class A ordinary shareholders could be proposed by the board. In respect of all other rights, the Class A ordinary shares rank *pari passu* with the Class N ordinary shares of the company.

Naspers Beleggings Limited holds 350 000 Class A ordinary shares (2005: 350 000) and Keeromstraat 30 Beleggings Limited holds 219 344 Class A ordinary shares (2005: 219 344) of the total 712 131 Class A ordinary shares in issue at the year-end. As a result of the voting rights attached to these shares, the companies have significant influence over the group.

Unissued share capital

The directors of the company have unrestricted authority until after the following annual general meeting to allot and issue the unissued 537 869 Class A ordinary shares and 184 886 300 Class N ordinary shares in the company, subject to the provisions of section 221 of the Companies Act, 1973, and the JSE Listings Requirements.

Share incentive plans holding Naspers Class N ordinary shares

Directors may, from time to time, instruct the trustees of the Naspers Limited Share Incentive Trust to offer employees options and/or contracts relating to such number of Class N ordinary shares in the company which in total, together with the shares already in the existing scheme, shall not exceed 11% of the company's issued shares. With the acquisition of the minority interests in MIH Holdings Limited and MIH Limited in December 2002, the MIH Holdings Share Incentive Plan and the MIH (BVI) Plan received Naspers N ordinary shares. The SuperSport Share Incentive Plan received Naspers Class N ordinary shares in February 2003 from the distribution of Naspers Class N ordinary shares by SuperSport as part of a capital reduction exercise. The SuperSport Share Incentive Plan and the M-Net Share Incentive Plan received Naspers Class N ordinary shares in April 2004 from the acquisition of the minority interests in Electronic Media Network Limited and SuperSport International Holdings Limited by Naspers. Aggregate information on Naspers Class N ordinary shares held by the Naspers, MIH Holdings, MIH (BVI), M-Net and SuperSport plans are as follows:

	31 March	
	2006 **Number of** **N shares**	2005 Number of N shares
Movement in Class N ordinary shares in issue during the year		
Shares in issue at 1 April	**314 548 700**	296 816 639
Shares issued to acquire M-Net/SuperSport shares from minority shareholders	**–**	17 532 061
Shares issued to share incentive trusts	**565 000**	200 000
Shares in issue at 31 March	**315 113 700**	314 548 700
Movement in Class N ordinary shares held as treasury shares during the year		
Shares held as treasury shares at 1 April	**31 959 017**	35 197 406
Shares acquired by M-Net and SuperSport equity compensation plans	**–**	1 089 686
Shares issued to share incentive trusts	**565 000**	200 000
Shares acquired by entities in the group	**–**	86 573
Shares sold in open market	**(486 972)**	–
Shares acquired by participants from equity compensation plans	**(7 478 159)**	(4 614 648)
Shares held as treasury shares at 31 March	**24 558 886**	31 959 017
Net number of shares in issue at 31 March	**290 554 814**	282 589 683

	31 March	
	2006 **R'000**	2005 R'000
15. SHARE CAPITAL AND PREMIUM *(continued)*		
Share premium		
Balance at 1 April	**6 173 258**	5 412 628
Share premium on share issues	**69 766**	762 574
Share issue expenses	**(53)**	(1 944)
On vesting of shares – transfer to share premium	**35 909**	–
Balance at 31 March	**6 278 880**	6 173 258

Shares allocated to participants of the incentive schemes vest in equal numbers after respectively three, four and five years after the date of allocation. The plans are obliged to deliver the shares to the participants at any time after vesting up to a maximum of 10 years after the allocation date, when participants request and pay for the shares.

Share options outstanding

In terms of the Welkom Trust share scheme, share options were issued to the participants to subscribe for 5 605 236 Naspers Class N ordinary shares at a subscription price of R31,96 per Class N ordinary share during the 30-day period from 9 September 2006.

16. OTHER RESERVES		
Other reserves on the balance sheet comprise:		
Fair value reserve	**173**	23 796
Hedging reserve	**(20 193)**	(18 920)
Foreign currency translation reserve	**12 807**	(5 416)
Other reserves	**(3 500 675)**	(2 473 525)
Share-based compensation reserve	**191 182**	56 374
	(3 316 706)	(2 417 691)

The fair value reserve relates to unrealised profits and losses arising from changes in the fair value of investments classified as available-for-sale.

The hedging reserve relates to the changes in the fair value of derivative financial instruments that hedge forecast transactions or the foreign currency part of firm commitments. The changes in fair value are recorded in the hedging reserve until the forecast transaction or firm commitment results in the recognition of an asset or liability, when such deferred gains or losses are then included in the initial measurement of the asset or liability.

The foreign currency translation reserve relates to exchange differences arising from the translation of foreign subsidiaries' and joint ventures' income statements at average exchange rates for the year and their balance sheets at the ruling exchange rates at the balance sheet date if the functional currency differs.

The other reserves are used to account for transactions with minority shareholders in terms of the economic entity model, whereby the excess of the cost of the transactions over the acquirer's interest in previously recognised assets and liabilities is allocated to this reserve in equity.

The fair value of options issued to employees is accounted for in the share-based compensation reserve over the vesting period. The reserve is adjusted when the entity revises its estimates of the number of share options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to this reserve in equity for equity-settled plans.

17. RETAINED EARNINGS

Any future dividends declared from the distributable reserves of the company or its subsidiaries, which are not wholly owned subsidiaries of the company and are incorporated in South Africa, may be subject to secondary taxation on companies ("STC") at a rate of 12,5% of the dividends declared. Dividends received by group companies during their various dividend cycles can be carried forward as unutilised STC credits. These STC credits can then be utilised to reduce any STC payable on future dividends declared by group companies. The group's total unutilised STC credits at 31 March 2006 amounted to R870,8 million (2005: R751,9 million). The group has no unutilised STC credits at 31 March 2006 (2005: R243,3 million) on which deferred tax assets have not been raised, due to uncertainties relating to the utilisation of these credits.

The board of directors has proposed that a dividend of 120 cents (2005: 70 cents) per N ordinary share and 24 cents (2005: 14 cents) per A ordinary share be paid to shareholders on 11 September 2006. If approved by the shareholders of the company at its annual general meeting, the company will pay a total dividend of R378,3 million based on the number of shares in issue at 31 March 2006. The company has enough STC credits carried forward to cover such a dividend. The utilisation of these STC credits will, however, lead to the realisation of a deferred tax asset of R47,3 million that will be charged to the income statement during the 2007 financial year.

18. POST-RETIREMENT LIABILITIES

18.1 Medical liability

The group operates a number of post-retirement medical benefit schemes. The obligation of the group to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners and current employees, however, remain entitled to this benefit. The entitlement to this benefit for current employees is dependent upon the employees remaining in service until retirement age and completing a minimum service period. The group provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors believe that adequate provision has been made for future liabilities.

Media24 Limited and Via Afrika Limited entered into agreements during the year ended 31 March 2004 with certain employees to terminate their future participation in the post-retirement medical aid benefits plan, in exchange for certain future contributions to endowment policies for these employees. At 31 March 2006 the group had a liability of R17,9 million (2005: R21,6 million) relating to these future contributions to be made in a further three instalments over the next three years.

	31 March	
	2006 **R'000**	2005 R'000
Post-retirement medical liability:		
Opening balance	**161 298**	171 070
Additional provisions charged to income statement	**20 689**	3 894
Provisions reversed to income statement	**(3 019)**	(693)
Provisions credited/charged to other accounts	**–**	(6 661)
Provisions utilised	**(12 953)**	(6 256)
Partial disposal of interest in joint venture	**(4 026)**	–
Foreign currency translation effect	**(360)**	(56)
	161 629	161 298
Less: Short-term portion	**(8 164)**	–
Closing balance	**153 465**	161 298
The principal actuarial assumptions used for accounting purposes were:		
Health care cost inflation	**6,5%**	7,0%
Discount rate	**7,5%**	8,5%
Continuation at retirement	**100%**	100%
Average retirement age	**60**	60

18. POST-RETIREMENT LIABILITIES *(continued)*

18.2 Pension and provident benefits

The group provides retirement benefits for its full-time employees by way of various separate defined contribution pension and provident funds. All full-time employees have access to these funds. Contributions to these funds are paid on a fixed scale. The South African retirement funds of the group are governed by the Pension Funds Act of South Africa. Substantially all the group's full-time employees are members of either one of the group's retirement benefit plans or a third-party plan.

An amount of R178,7 million (2005: R172,8 million) was recognised as an expense in relation to the group's retirement funds.

	31 March	
	2006 **R'000**	2005 R'000
19. LONG-TERM LIABILITIES		
Interest-bearing: Capitalised finance leases	**1 443 636**	1 723 656
Total liabilities	**1 731 711**	1 983 108
Less: current portion	**(288 075)**	(259 452)
Interest-bearing: Concession liabilities	**–**	15 489
Total liabilities	**–**	15 559
Less: current portion	**–**	(70)
Interest-bearing: Loans and other	**722 006**	423 160
Total liabilities	**1 053 326**	636 199
Less: current portion	**(331 320)**	(213 039)
Non-interest-bearing: Programme and film rights	**149 971**	53 925
Total liabilities	**636 827**	458 575
Less: current portion	**(486 856)**	(404 650)
Non-interest-bearing: Loans and other	**39 948**	59 418
Total liabilities	**633 239**	99 723
Less: current portion	**(593 291)**	(40 305)
Net long-term liabilities	**2 355 561**	2 275 648

19. LONG-TERM LIABILITIES *(continued)*

Interest-bearing: Capitalised finance leases

				31 March	
Type of lease	Currency	Year of final repayment	Year-end interest rate	**2006 R'000**	2005 R'000
Land and buildings	ZAR	2010	14,0%	**14 262**	15 869
	ZAR	2007	21,5%	**26 925**	35 795
	ZAR	2012	17,0%	**52 808**	53 133
	ZAR	2023	10,5%	**123 742**	119 503
				217 737	224 300
Manufacturing equipment	ZAR	2007	10,0%	**–**	2 462
	ZAR	2008	10,0%	**–**	2 991
	ZAR	2010	10,9%	**1 714**	–
				1 714	5 453
Transmission equipment and satellites	EUR	various	5,0%	**68**	6 637
	THB	various	various	**–**	1 781
	USD	2012	8,2%	**537 287**	613 738
	EUR	2013	9,0%	**268 754**	322 660
	EUR	2013	4,0%	**59 153**	72 071
	USD	2013	4,0%	**219 873**	249 753
	EUR	2011	4,0%	**94 385**	117 696
	EUR	2010	10,0%	**274 542**	296 212
	USD	2012	6,5%	**53 864**	67 958
				1 507 926	1 748 506
Vehicles, computers and office equipment	ZAR	various	10,5%	**3 040**	3 567
	ZAR	various	various	**1 294**	1 282
				4 334	4 849
Total capitalised finance leases				**1 731 711**	1 983 108
Minimum instalments					
Payable within year one				**407 545**	415 457
Payable within year two				**383 943**	415 419
Payable within year three				**373 141**	386 239
Payable within year four				**323 619**	375 127
Payable within year five				**271 344**	324 355
Payable after year five				**567 699**	847 897
				2 327 291	2 764 494
Future finance costs on finance leases				**(595 580)**	(781 386)
Present value of finance lease liabilities				**1 731 711**	1 983 108
Present value					
Payable within year one				**288 075**	259 452
Payable within year two				**288 945**	277 245
Payable within year three				**301 468**	273 935
Payable within year four				**273 757**	287 294
Payable within year five				**240 527**	256 931
Payable after year five				**338 939**	628 251
Present value of finance lease liabilities				**1 731 711**	1 983 108

19. LONG-TERM LIABILITIES *(continued)*

Interest-bearing: Concession liabilities

| | | | | 31 March | |
| | | | | **2006** | 2005 |
Type of concession liability	Currency	Year of final repayment	Year-end interest rate	**R'000**	R'000
Licence concession liability	THB	2014	13,0%	**–**	6 546
Licence concession liability	THB	2019	13,0%	**–**	9 013
				–	15 559

Concession obligations pertain to United Broadcasting Corporation Public Company Limited, which was disposed of during the year ended 31 March 2006.

Interest-bearing: Loans and other

Loans and liabilities	Asset secured	Currency	Year of final repayment	Year-end interest rate		
Secured						
Term loan: Investec Bank Limited	Investments	ZAR	2008	9,0%	**400 098**	300 000
Term loan: ABSA Bank Limited	Investments	USD	2011	6,9%	**309 208**	–
Term loan: Nedbank Limited	Receivables	ZAR	2006	15,5%	**–**	244 382
Instalment sale: WesBank Limited	Machinery	ZAR	2010	11,0%	**446**	9 242
Hire purchase: Nedbank Limited	Vehicles	ZAR	2008	9,5%	**35**	–
Bond finance: Nedbank Limited	Land	ZAR	2012	9,4%	**5 990**	–
Loan from minority shareholders	Land	ZAR	2012	12,9%	**–**	6 699
Unsecured						
Term loan: FirstRand Bank Limited		ZAR	2006	10,2%	**–**	68 768
Term loan: CommerzBank and Futuregrowth		ZAR	2007	10,5%	**35 143**	77 931
Term loan: ABSA Bank Limited		ZAR	2009	15,6%	**195 295**	183 200
Term loan: Nedbank Limited		ZAR	2012	14,7%	**43 279**	42 194
Term loan: Rand Merchant Bank, CommerzBank and Standard Bank		ZAR	2009	8,9%	**196 844**	–
Term loan: Bangkok Bank Plc		THB	2008	4,8%	**–**	2 834
Loan: Afrinacol Investment Limited		ZAR	none	11,0%	**7 314**	7 314
Other loans		various	various	various	**1 226**	1 751
Loans from minority shareholders		ZAR	various	various	**23 184**	26 782
Preference share investments		ZAR	2012	14,7%	**(16 532)**	(28 068)
Right to subscription shares		ZAR	various	various	**(148 204)**	(306 830)
					1 053 326	636 199

19. LONG-TERM LIABILITIES *(continued)*

Non-interest bearing: Programme and film rights

			31 March	
		Year of final	**2006**	2005
Liabilities	Currency	repayment	**R'000**	R'000
Unsecured				
Programme and film rights liabilities	EUR	2009	**302 403**	214 633
	USD	various	**334 424**	243 942
			636 827	458 575
Non-interest-bearing: Loans and other				
Loans and liabilities				
Gordon Sports Properties	ZAR	2013	**683**	783
Tiscali International BV	ZAR	2006	**–**	40 114
Customer deposit	THB	–	**–**	36 909
Service leaving indemnity	EUR	–	**10 398**	9 272
Loans from minority shareholders	various	various	**29 068**	12 645
NetMed shareholders' liability	EUR	–	**593 090**	–
			633 239	99 723
Total long-term liabilities				
Repayment terms of long-term liabilities (excluding capitalised finance leases)				
– payable within year one			**1 411 467**	657 994
– payable within year two			**420 036**	255 390
– payable within year three			**233 344**	104 413
– payable within year four			**89 200**	71 111
– payable within year five			**89 261**	1 299
– payable after year five			**80 084**	119 849
			2 323 392	1 210 056
Interest rate profile of long-term liabilities (long and short-term portion, including capitalised finance leases)				
– loans at fixed rates: 1 – 12 months			**211 811**	132 656
– loans at fixed rates: more than 12 months			**1 837 197**	2 081 435
– interest-free loans			**1 270 066**	558 298
– loans linked to variable rates			**736 029**	420 775
			4 055 103	3 193 164

In accordance with IFRS 1, Naspers elected not to restate its comparative information for the year ended 31 March 2006 in terms of IAS 39 and IAS 32. Information for the year ended 31 March 2005 is therefore prepared based on AC 133 "Financial Instruments: Recognition and Measurement" (revised September 2002) and AC 125 *"Financial Instruments: Disclosure and Presentation"* (issued August 1997) ("AC 125") as applicable under SA GAAP. The effective date for the application of IAS 32 and IAS 39 for the group is 1 April 2005 and the group therefore applied these standards in accounting for financial instruments for the year ended 31 March 2006.

IAS 32 provides additional guidance on the classification of derivatives based on an entity's own shares. The standard specifies that where an issuer has an obligation to purchase its own shares for cash or another financial asset, this will result in the recognition of a liability for the amount that the issuer is obliged to pay. In the application of AC 125 under SA GAAP, the raising of such a liability was not required.

On application of IAS 32 in the current year, put options as described above were identified at subsidiary entities within the group. As required by IFRS 1, the resulting liabilities were recognised at their fair value on 1 April 2005 directly in equity. Corresponding adjustments were made to long-term derivatives (R203 million) and the current portion of non-interest-bearing long-term liabilities (R593 million), respectively. The movement in the fair value for the year ended 31 March 2006 is reflected in the income statement in "other (losses)/gains" – net (refer to note 25).

20. PROVISIONS

The following account balances have been determined based on management's estimates and assumptions:

Group	1 April 2005 R'000	Additional provisions raised R'000	Unutilised provisions reversed to income R'000	Credited/ charged to other accounts R'000	Provisions utilised R'000	Foreign currency translation R'000	31 March 2006 R'000	Less short-term portion R'000	Long-term portion R'000
Warranties	3 889	–	(247)	–	(626)	(13)	**3 003**	(3 003)	–
Pending litigation	25 862	7 622	(8 107)	1 683	(2 429)	(83)	**24 548**	(16 337)	8 211
Discontinued operations	4 267	–	–	–	(4 267)	–	**–**	–	–
Reorganisation	808	–	–	–	(808)	–	**–**	–	–
Onerous contracts	27 016	2 224	(11 257)	(1 494)	(4 158)	(891)	**11 440**	(6 640)	4 800
Ad valorem duties	23 100	–	–	–	–	–	**23 100**	–	23 100
Redundancy	583	–	–	–	(577)	(6)	**–**	–	–
Contract dispute	9 316	–	–	(9 921)	–	605	**–**	–	–
Decommissioning costs	2 556	1 058	–	–	–	(66)	**3 548**	–	3 548
Other	1 675	–	–	–	–	735	**2 410**	(2 410)	–
	99 072	10 904	(19 611)	(9 732)	(12 865)	281	**68 049**	(28 390)	39 659

Group	1 April 2004 R'000	Additional provisions raised R'000	Unutilised provisions reversed to income R'000	Provisions utilised R'000	Foreign currency translation R'000	31 March 2005 R'000	Less short-term portion R'000	Long-term portion R'000
Warranties	3 891	247	–	(188)	(61)	3 889	(3 889)	–
Pending litigation	22 341	9 163	(4 065)	(1 445)	(132)	25 862	(21 830)	4 032
Discontinued operations	20 786	–	–	(16 519)	–	4 267	(4 267)	–
Reorganisation	871	808	–	(871)	–	808	(808)	–
Onerous contracts	14 514	14 868	–	(2 141)	(225)	27 016	(18 222)	8 794
Ad valorem duties	23 100	–	–	–	–	23 100	(23 100)	–
Redundancy	592	9	–	–	(18)	583	(583)	–
Contract dispute	9 465	–	–	–	(149)	9 316	(9 316)	–
Decommissioning costs	2 415	–	–	–	141	2 556	–	2 556
Other	4 990	–	(3 315)	–	–	1 675	–	1 675
	102 965	25 095	(7 380)	(21 164)	(444)	99 072	(82 015)	17 057

20. PROVISIONS *(continued)*

Further details describing the provisions at 31 March 2006 are included below:

Irdeto provides a 12-month warranty on all hardware provided.

The group is currently involved in various litigation matters. The litigation provision has been made based on legal counsel and management's estimates of costs and claims relating to these actions (refer note 22).

The provision for onerous contracts relates to obligations that the group has in terms of lease agreements, but the premises have been vacated. The group is liable for the rent under these contracts. The obligations will be settled over the remaining lease periods until 2010.

The provision of *ad valorem* relates to an investigation by tax authorities into the value ascribed to digital satellite decoders purchased for onward sale to major retailers. The provision was raised for the payment of these duties.

The provision for decommissioning relates to the estimated costs of decommissioning rented buildings. The lease agreements require that we return the rented buildings in the original state.

Other provisions relate to various liabilities of the group with uncertain timings and amounts.

	31 March	
	2006 **R'000**	2005 R'000
21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES		
Deferred income	**949 503**	837 100
Accrued expenses	**1 052 584**	1 106 737
Amounts owing in respect of investments acquired	**44 370**	55 674
Taxes and social security	**245 742**	199 595
Bonus provision	**142 488**	59 813
Provision for leave	**110 235**	83 192
Other personnel provisions	**41 749**	27 514
Cash-settled share-based payment liability (short-term)	**23 191**	107 030
Other current liabilities	**304 346**	315 926
	2 914 208	2 792 581

22. COMMITMENTS AND CONTINGENCIES

The group is subject to contingencies, which occur in the normal course of business including legal proceedings, and claims that cover a wide range of matters. These contingencies include contract and employment claims, product liability and warranty. None of these claims are expected to result in a material gain or loss to the group.

(a) Capital expenditure

Commitments in respect of contracts placed for capital expenditure at 31 March 2006 amounted to R445,4 million (2005: R446,5 million).

(b) Programme and film rights

At 31 March 2006 the group had entered into contracts for the purchase of programme and film rights. The group's commitments in respect of these contracts amounted to R1 425,9 million (2005: R1 483,1 million).

(c) Set-top boxes

At 31 March 2006 the group had entered into contracts for the purchase of set-top boxes (decoders). The group's commitments in respect of these contracts amounted to R265,7 million (2005: R97,5 million).

22. COMMITMENTS AND CONTINGENCIES *(continued)*

(d) Other commitments

At 31 March 2006 the group had entered into contracts for the receipt of various services. These service contracts are for the receipt of advertising, security, cleaning, computer support services and contractual relationships with customers, suppliers and employees. The group's commitments in respect of these agreements amounted to R363,7 million (2005: R358,3 million).

		31 March	
		2006 **R'000**	2005 R'000
(e)	**Operating lease commitments**		
	The group has the following operating lease liabilities at 31 March 2006 and 2005:		
	Minimum operating lease payments:		
	Payable in year one	**134 501**	312 161
	Payable in year two	**103 783**	285 472
	Payable in year three	**61 572**	247 499
	Payable in year four	**28 855**	184 718
	Payable in year five	**15 487**	163 581
	Payable after five years	**14 864**	317 966
		359 062	1 511 397

The group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options and escalation clauses for various periods of time.

(f) Litigation claims

Call Centre Nucleus (Proprietary) Limited

Call Centre Nucleus (Proprietary) Limited ("CCN") has claimed approximately R13,5 million from M-Web Holdings Limited ("MWEB") arising out of the purchase of MWEB of a subscriber base from CCN. The matter has been referred to arbitration, but no further steps have been taken by CCN to proceed with the matter.

PaySmart Africa (Proprietary) Limited

PaySmart Africa (Proprietary) Limited ("PaySmart") has claimed approximately R10,4 million from Electronic Media Network Limited ("M-Net") and Endemol South Africa Limited ("Endemol") (in its capacity as producer of *Big Brother Africa*). PaySmart alleges that it would have realised this amount if M-Net and Endemol had granted to it the rights to provide an SMS voting system for *Big Brother Africa* and *Idols*, as allegedly contemplated in a head of agreement executed by the parties in April 2003. PaySmart has not taken the proceedings any further at this stage.

Taxation matters

In December 2000, MultiChoice Hellas SA ("MCH") received a tax assessment for approximately 55,4 million flowing from the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance found against the company. MCH appealed the decision and the Appeal Court found in favour of MCH. The tax authorities had a certain period of time within which to lodge a further appeal – this they failed to do. However, in February 2006 the tax authorities sent MCH a further assessment for the same amount plus arrear interest amounting to approximately 58,0 million. MCH has advised the tax authorities that its claim is legally unjustified and, in any case, out of time. Nevertheless, the authorities have indicated that they intend pursuing their claim in the Greek courts.

Onshelf Trading Forty Four (Proprietary) Limited t/a Mail and Guardian Online ("Onshelf") vs. Q-Online (Proprietary) Limited ("Q-Online")

Onshelf (in which M-Web South Africa ("MWEB") has a 65% shareholding), which had sold its Q-business to Q-Online, issued summons against Q-Online for the payment of an outstanding portion of the purchase price of R200 000. Q-Online then instituted a counterclaim for specific performance of the sale agreement and damages of between R11,0 million and R13,0 million. The litigation has reached the stage where the parties have exchanged discovery affidavits. MWEB believes that the damages claim is hugely inflated.

22. COMMITMENTS AND CONTINGENCIES *(continued)*

(f) Litigation claims *(continued)*

Equity compensation claims

Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment. Since these claims were made, one of these former employees has started legal proceedings against the Royal Bank of Canada Trustees Limited, which proceedings are being defended. A provision of R8,8 million has been raised, and is included in the total provision in note 20.

Cyprus

A. Lumiere TV Public Company Limited

In February 2006 NetMed NV ("NetMed") became aware of the fact that Lumiere TV Public Company Limited ("LTV"), its co-shareholder in MultiChoice Cyprus Holdings Limited ("Holdings") (which, in turn, owns the majority of the shares in a listed entity, MultiChoice Cyprus Public Company Limited ("MCC")), had entered into arrangements with CYTA (the Cyprus telecommunications authority), which NetMed believed were in conflict with LTV's contractual obligations to NetMed, Holdings, MCC and certain of NetMed's affiliates, specifically such obligations as flow from a Shareholders' Agreement dated 23 June 2000 between NetMed, LTV and Holdings ("the shareholders' agreement"), a channel distribution agreement of 21 June 2004 between MCC and LTV (the "CDA") and a programme supply agreement dated 1 January 2004 between LTV and affiliates of NetMed (the "PSA").

Pursuant to the abovementioned facts the following proceedings have been instituted:

1. NetMed and Holdings have commenced arbitration proceedings under the auspices of the London Court of International Arbitration ("LCIA") against LTV, claiming, *inter alia*, an injunction to restrain LTV from breaching its contractual obligations under the shareholders' agreement as well as damages for breach of contract.

2. MCC and NetMed are also participating in an enquiry launched by the CPC (the Cypriot Competition Protection Committee) as to the validity, from a competition law perspective, of the proposed arrangements between LTV and CYTA.

3. Holdings and MCC have instituted legal proceedings against LTV's erstwhile nominees on the Holdings and MCC boards of directors (who had resigned in February when news of the proposed arrangements with CYTA became public) on the basis that they had breached their fiduciary duties as directors.

4. Holdings and NetMed have instituted injunction proceedings against LTV in Cyprus in support of the arbitration referred to in 1 above.

5. In March 2006, LTV proposed a public offer in terms whereof it offered the shareholders of MCC to acquire their shares in MCC either for cash or for shares in LTV. The public offer is conditional, *inter alia*, upon the CPC declaring the CDA and the non-compete provisions in the shareholders' agreement to be invalid. The validity of these agreements is currently being reviewed by the CPC and NetMed. MCC and Holdings are participating in the hearings relating thereto. The public offer terminated on 5 June 2006.

B. Lefkoniko

In 2005 MCC instituted action against Lefkoniko, a Cypriot financial institution, to recover monies that it had invested with Lefkoniko. In order to expedite proceedings, MCC applied for summary judgement alleging that Lefkoniko did not have a proper defence to its claim. The application was heard in October and on 11 November the court gave judgement in MCC's favour. Since then further proceedings have been instituted in the Cypriot courts to give effect to the summary judgement against Lefkoniko. A provision for this claim has been raised during 2005.

Greece

On 23 February 2006 NetMed Hellas Pay TV SA filed a request for arbitration under the auspices of the LCIA against the Greek football club, PAE Akratitos ("Akratitos"), on the basis that Akratitos had breached its TV rights agreement with NetMed Hellas. The claimant is claiming a declaration that Akratitos had breached the agreement, specific performance and damages from Akratitos.

22. COMMITMENTS AND CONTINGENCIES *(continued)*

(f) Litigation claims *(continued)*

Electronic Media Network Limited ("M-Net")

Gold Reef City has instituted a claim for damages of R10,6 million against M-Net arising from a statement in a *Carte Blanche* programme that the Gold Reef City amusement rides were not safe. The matter is proceeding.

MultiChoice South Africa ("MCSA")

MCSA has recently appealed to the High Court against an *ad valorem* tariff determination on decoders made by the South African Revenue Service ("SARS") in 2004. SARS has given notice that it will defend the application. A provision of R23,1 million has been raised, and is included in the total provision in note 20.

Zietsman Patent Infringement

In December 2004 DW Zietsman instituted action against Endemol South Africa, M-Net, MultiChoice Africa (Proprietary) Limited, Vodacom and iTouch alleging that the defendants had, in the course of certain *Big Brother* television shows, infringed a patent belonging to him and that he had, as a result of such infringement, suffered unspecified damages. The defendants are defending the action and the matter is proceeding.

(g) Guarantees

At 31 March 2006 the group had provided guarantees of R26,0 million (2005: R33,3 million) mainly in respect of office rental, services and other contracts.

(h) Assets pledged as security

The group pledged property, plant and equipment, investments, cash and cash equivalents and accounts receivable with a net carrying value of R1 562,0 million at 31 March 2006 (2005: R538,8 million) to a number of banks as security for certain term loans and bank overdrafts.

The group plans to fund the above commitments and liabilities out of existing loan facilities and internally generated funds.

	31 March	
	2006 **R'000**	2005 R'000
23. REVENUE		
Revenues – continuing operations		
Subscription revenue	**8 236 706**	7 136 234
Hardware sales	**510 325**	436 646
Technology revenue	**390 714**	280 872
Circulation revenue	**915 077**	796 745
Advertising revenue	**2 489 890**	2 035 946
Distribution revenue	**139 765**	97 452
Printing revenue	**751 476**	654 824
Book publishing and book sales revenue	**856 858**	709 822
Tuition fees	**485 943**	480 381
e-Commerce revenue	**304 253**	229 645
Other revenue	**625 417**	659 280
	15 706 424	13 517 847
Revenue – discontinuing operations		
United Broadcasting Corporation Public Company Limited	**307 163**	374 238
MKSC World Dot Com Co. Limited	**51 510**	66 663
	358 673	440 901
Other revenues include revenues from decoder maintenance, backhaul charges and financing service fees.		
Barter revenue		
Amount of barter revenue included in total revenue	**47 239**	38 430
Amount of barter revenue included in deferred income	**9 106**	4 457

	31 March	
	2006 **R'000**	2005 R'000
24. EXPENSES BY NATURE		
Operating profit includes the following items:		
Depreciation classification		
Cost of providing services and sale of goods	**411 653**	366 676
Selling, general and administration expenses	**157 186**	148 765
	568 839	515 441
Amortisation classification		
Cost of providing services and sale of goods	**59 625**	6 380
Selling, general and administration expenses	**35 664**	50 512
	95 289	56 892
Operating leases		
Buildings	**113 035**	120 686
Satellite and transponders	**5 940**	35 102
Other equipment	**23 070**	21 985
	142 045	177 773
Transportation		
Net transportation costs (including fuel)	**222 635**	77 416
Auditors' remuneration		
Audit fees	**33 028**	23 937
Audit-related fees	**4 092**	8 679
Tax fees	**4 167**	6 043
All other fees	**8 496**	5 539
	49 783	44 198
Forex profits/(losses)		
On capitalisation of forward exchange contracts in hedging transactions	**5 069**	2 525
On derecognition of embedded derivatives	**(127 822)**	(204 726)
Other	**4 043**	(485)
	(118 710)	(202 686)
Staff costs		
As at 31 March 2006, the group had 12 067 (2005: 12 072) permanent employees.		
The total cost of employment of all employees, including directors, was as follows:		
Salaries, wages and bonuses	**2 434 244**	2 025 953
Retirement benefit costs (defined contribution plan)	**177 937**	170 414
Retirement benefit costs (defined benefit plan)	**764**	2 431
Medical aid fund contributions	**153 434**	125 189
Post-retirement benefits	**19 007**	6 706
Training costs	**26 179**	26 819
Share-based compensation charges	**135 494**	129 989
Total staff costs	**2 947 059**	2 487 501
Fees paid to non-employees for administration, management and technical services	**201 093**	137 367
Research and development costs	**54 921**	10 104
Advertising expenses	**491 091**	443 056
Programme and film rights directly expensed	**3 205 132**	3 273 609
Amortisation of programme and film rights	**1 125 783**	1 114 939
Cost of inventories recognised as expense in "providing services"	**2 226 031**	1 091 570

	31 March	
	2006 **R'000**	2005 R'000
25. OTHER (LOSSES)/GAINS – NET		
Dividends – listed investments	**574**	–
Dividends – unlisted investments	**1 596**	780
Profit on sale of assets	**15 370**	7 392
Fair value adjustment for shareholders' liabilities	**49 764**	–
Impairment losses	**(69 152)**	(20 045)
Impairment of goodwill and other intangible assets	**(69 847)**	(13 003)
Impairment of property, plant and equipment and other assets	**(326)**	(5 333)
Reversal of impairment of property, plant and equipment and other assets	**2 488**	–
Other impairments	**(1 467)**	(1 709)
Compensation received from third parties for property, plant and equipment impaired, lost or stolen	**1 841**	171
Other (losses)/gains – net	**(7)**	(11 702)
26. FINANCE COSTS – NET		
Interest paid		
Loans and overdrafts	**212 056**	216 004
Finance lease equipment	**176 601**	173 296
Other	**9 164**	23 921
	397 821	413 221
Interest capitalised to fixed assets	**(4 074)**	–
Preference dividends and rights	**(118 451)**	(126 920)
	275 296	286 301
Interest received		
Loans and bank accounts	**(279 458)**	(176 056)
Net (profit)/loss from foreign exchange translation	**21 819**	(2 100)
On translation of assets and liabilities	**72 034**	(27 335)
On translation of transponder leases	**(49 164)**	25 950
On translation of loans	**(1 051)**	(715)
Net (profit)/loss from fair value adjustments on derivative financial instruments	**(6 225)**	108 859
On translation of forward exchange contracts	**57 682**	167 703
On accounting for embedded derivatives	**(63 907)**	(58 844)
Finance costs – net	**11 432**	217 004

	31 March	
	2006 **R'000**	2005 R'000
27. TAXATION		
Normal taxation		
South Africa	**726 067**	211 004
Current year	**739 734**	265 051
Prior year	**(13 667)**	(54 047)
Foreign taxation	**158 066**	16 006
Current year	**153 563**	105 025
Prior year	**4 503**	(89 019)
Secondary taxation on companies	**21 230**	37 840
Income taxation for the year	**905 363**	264 850
Deferred taxation	**29 450**	(8 388)
Current year	**(20 519)**	286 888
Change in rate	**35 472**	(5 829)
Prior year	**(73 495)**	(391 825)
Foreign	**87 992**	102 378
Total tax per income statement	**934 813**	256 462
Reconciliation of taxation		
Taxation at statutory rates	**1 061 313**	674 899
Adjusted for:		
Non-deductible expenses	**47 037**	138 218
Non-taxable income	**(124 086)**	(172 977)
Unprovided timing differences	**5 433**	161 631
Assessed losses utilised	**(120 748)**	(29 095)
Assessed losses expired	**–**	(4 049)
Prior year adjustments	**(82 659)**	(534 891)
Other taxes	**113 051**	28 555
Changes in taxation rates	**35 472**	(5 829)
Taxation provided in income statement	**934 813**	256 462

28. DISCONTINUING OPERATIONS

United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited

On 7 November 2005, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited to True Corporation for a gross amount of approximately US$164 million. This transaction was concluded on 6 January 2006. The results of these operations were previously included in the pay-television and internet segments of the group.

Selected financial information relating to these operations:

	31 March	
	2006 **R'000**	2005 R'000
Profit from discontinued operations		
Revenue	**358 673**	440 901
Cost of providing services and sale of goods	**(249 416)**	(316 908)
Selling, general and administration expenses	**(43 244)**	(56 697)
Other (losses)/gains – net	**5 710**	(441)
Operating profit	**71 723**	66 855
Finance costs – net	**(8 476)**	(16 809)
Profit before taxation	**63 247**	50 046
Taxation	**(19 029)**	(4)
Profit for the year	**44 218**	50 042
Attributable to:		
Equity holders of the group	**43 107**	50 352
Minority interest	**1 111**	(310)
	44 218	50 042
Profit arising on discontinuance of operations		
Profit on disposal of United Broadcasting Corporation Public Company Limited	**972 882**	–
Profit on disposal of MKSC World Dot Com Co. Limited	**59 278**	–
	1 032 160	–
Cash flow information		
Amounts of net cash flow relating to the discontinued operations:		
Operating cash flow	**79 104**	98 311
Investing activities	**(33 015)**	(31 730)
Financing activities	**(6 247)**	(8 636)
Net cash flow	**39 842**	57 945

Lyceum College

Effective as at the end of September 2001 the group terminated the operations of Lyceum College, a distance-learning operation. The decision was taken to embark on a teach-out programme for students enrolled under current course programmes. Current students were allowed to complete their current courses, but no new enrolments were allowed. During the current year, the group utilised the remaining provision for discontinued operations of R4,3 million and incurred additional net teach-out and other related closure costs of approximately R12,4 million. The results of this operation were previously included in the group's private education segment. Total revenue for the year amounted to R7,8 million (2005: R14,1 million).

	31 March	
	2006 **R'000**	2005 R'000
29. EARNINGS PER SHARE		
Earnings		
Net profit attributable to shareholders	**3 190 188**	2 384 762
Headline adjustments		
Profits	**(82 836)**	(375 425)
Reversal of impairment charge	**(1 473)**	–
Disposal of investments and businesses	**(65 821)**	(440)
Profit on sale of assets	**(15 542)**	(6 949)
Dilution profits	**–**	(368 036)
Losses	**2 023**	7 042
Impairment of assets	**225**	3 716
Impairment of associates	**–**	1 709
Impairment of investments	**1 467**	–
Impairment of other assets	**331**	1 617
Impairment and reversal of impairment of goodwill	**69 009**	8 011
Profit arising on discontinuance of operations	**(1 032 160)**	–
Headline earnings	**2 146 224**	2 024 390
Headline profit from discontinued operations	**(31 816)**	(50 042)
Headline earnings from continuing operations	**2 114 408**	1 974 348
Number of N ordinary shares in issue at year-end	**290 554 814**	282 589 683
Adjusted for movement in shares held by share trusts	**(6 835 955)**	(5 296 139)
Weighted average number of N ordinary shares in issue during the year	**283 718 859**	277 293 544
Adjusted for effect of future share-based compensation payments	**16 523 922**	15 832 724
Diluted weighted average number of N ordinary shares in issue during the year	**300 242 781**	293 126 268
Earnings per N ordinary share (cents)		
Basic	**1 124**	860
Fully diluted	**1 063**	814
Headline earnings per N ordinary share (cents)		
Basic	**756**	730
Fully diluted	**715**	690
Discontinuing operations		
Headline earnings per N ordinary share (cents)		
Basic	**11**	18
Fully diluted	**11**	17

	31 March	
	2006 **R'000**	2005 R'000
30. CASH FROM OPERATING ACTIVITIES		
Operating profit per income statement	**3 004 050**	2 468 841
Operating profit from discontinued operations	**59 311**	66 855
	3 063 361	2 535 696
Adjustments:		
– Non-cash and other	**832 854**	728 425
Profit on sale of property, plant and equipment	**(21 079)**	(6 949)
Depreciation and amortisation	**691 258**	612 964
Share-based compensation expenses	**112 560**	129 989
Other	**50 115**	(7 579)
– Working capital	**123 690**	(212 856)
Cash movement in trade and other receivables	**(389 247)**	(147 026)
Cash movement in payables, provisions and accruals	**479 272**	(138 785)
Cash payments for programme and film rights	**171 781**	90 019
Cash movement in inventories	**(138 116)**	(17 064)
Cash from operating activities	**4 019 905**	3 051 265
31. ACQUISITION OF SUBSIDIARIES		
Fair value of assets and liabilities acquired:		
Property, plant and equipment	**30 885**	7 045
Intangible assets	**–**	246 806
Net current assets/(liabilities)	**21 036**	(39 600)
Deferred taxation	**(5 087)**	(49 833)
Long-term liabilities	**–**	(885)
	46 834	163 533
Minority shareholders' interest	**–**	(5 000)
Goodwill	**9 145**	152 365
Purchase consideration	**55 979**	310 898
Cash in subsidiaries acquired	**(13 060)**	(40 053)
Net cash outflow from acquisition of subsidiaries	**42 919**	270 845

	31 March	
	2006 **R'000**	2005 R'000
32. DISPOSAL OF SUBSIDIARIES		
Book value of assets and liabilities:		
Property, plant and equipment	**3 928**	1 674
Goodwill and intangible assets	**2 639**	1 680
Net current assets	**11 956**	1 691
Deferred taxation	**(7 677)**	(1 274)
Long-term liabilities	**–**	(619)
	10 846	3 152
Minority shareholders' interest	**–**	(5 017)
Profit on sale	**56 663**	9 349
Selling price	**67 509**	7 484
Cash in subsidiaries disposed of	**(30 783)**	363
Net cash inflow from disposal of subsidiaries	**36 726**	7 847
33. PARTIAL DISPOSAL OF INTEREST IN JOINT VENTURES		
Book value of assets and liabilities:		
Property, plant and equipment	**90 238**	42 489
Investments and loans	**5 097**	–
Goodwill and intangible assets	**8 224**	96 360
Net current assets	**86 210**	–
Long-term liabilities	**(118 174)**	–
Foreign currency translation release	**–**	(23 197)
	71 595	115 652
Minority shareholders' interest	**(5 789)**	(483 244)
Profit on sale	**933 472**	367 592
Selling price	**999 278**	–
Cash in joint ventures disposed of	**(247 433)**	(188 097)
Net cash inflow/(outflow) on disposal of interest in joint ventures	**751 845**	(188 097)

	31 March	
	2006 **R'000**	2005 R'000
34. CASH AND CASH EQUIVALENTS		
Cash and deposits	**6 775 542**	4 033 796
Bank overdrafts and call loans	**(364 777)**	(433 339)
	6 410 765	3 600 457
Restricted cash		
The following cash balances are restricted from immediate use according to agreements with banks and other financial institutions:		
South Africa	**–**	52 139
Mediterranean	**212**	1 613
Netherlands	**233 085**	1 922
China	**–**	8
Thailand	**484**	1 293
USA	**3 987**	1 145
Total restricted cash	**237 768**	58 120

35. BUSINESS AND GEOGRAPHICAL SEGMENTS

Primary reporting format – business segments

The group has determined that its primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The group's reportable business segments are electronic media, print media and corporate services. Electronic media is further disaggregated into pay television, internet, conditional access systems and Entriq. The print media segment is further disaggregated into newspapers, magazines and printing, books and education. The group's business is conducted in the following main business segments:

Electronic media

♦ *Pay television* – through the group's subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Cyprus and Greece, which generate revenue mainly from local customers.

♦ *Internet* – through the group's subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Thailand and China, which generate revenue mainly from local customers.

♦ *Conditional access systems* – through Irdeto, provides digital content management and protections systems to customers globally.

♦ *Entriq* – to protect, manage and monetise all digital media worldwide on any platform.

Print media

♦ *Newspapers, magazines and printing* – through the group's subsidiaries, joint ventures and associated companies in southern Africa, which publish, print and distribute various newspapers and magazines for the local market.

♦ *Books* – through the group's subsidiaries in southern Africa, which generate income mainly from local customers.

♦ *Private education* – through the group's subsidiaries in South Africa, which generate income mainly from local customers.

Corporate services – represent the group's holding company and head office infrastructure.

The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 3.

35. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

March 2006	Electronic media				Print media			Corporate services R'000	Elimi- nations R'000	Con- solidated total R'000
	Pay television R'000	Internet R'000	Conditional access systems R'000	Entriq R'000	News- papers, magazines and printing R'000	Books R'000	Private education R'000			
Revenue										
External	8 903 324	897 992	352 320	65 864	3 983 131	980 933	536 338	9 805	(23 283)	15 706 424
Intersegmental	8 280	31 301	112 965	7 538	885 790	21 971	773	73 944	(1 142 562)	–
Total revenue	**8 911 604**	**929 293**	**465 285**	**73 402**	**4 868 921**	**1 002 904**	**537 111**	**83 749**	**(1 165 845)**	**15 706 424**
Cost of providing services and sale of goods	(4 863 668)	(501 503)	(123 419)	(25 244)	(3 309 974)	(620 570)	(277 032)	(67 364)	1 035 084	(8 753 690)
Selling, general and administration expenses	(1 296 260)	(578 832)	(342 653)	(213 325)	(960 790)	(311 765)	(301 043)	(74 770)	130 761	(3 948 677)
Other (losses)/gains – net	33 768	(1 548)	411	(2)	13 937	(3 800)	(42 799)	26	–	(7)
Operating profit/(loss)	**2 785 444**	**(152 590)**	**(376)**	**(165 169)**	**612 094**	**66 769**	**(83 763)**	**(58 359)**	**–**	**3 004 050**
Finance costs – net	(106 029)	70 254	7 716	6 124	(69 113)	68	(29 347)	108 895	–	(11 432)
Share of equity- accounted results	3 755	150 264	–	–	(2 791)	49	–	–	–	151 277
Profit/(loss) on sale of investments	–	–	–	–	(1 133)	56 772	334	18 393	–	74 366
Profit/(loss) before taxation	**2 683 170**	**67 928**	**7 340**	**(159 045)**	**539 057**	**123 658**	**(112 776)**	**68 929**	**–**	**3 218 261**
Taxation	(790 098)	(59 706)	(4 912)	698	(76 201)	1 309	93	(5 996)	–	(934 813)
Net profit/(loss) from continuing operations	**1 893 072**	**8 222**	**2 428**	**(158 347)**	**462 856**	**124 967**	**(112 683)**	**62 933**	**–**	**2 283 448**
Profit/(loss) from discontinued operations	43 810	408	–	–	–	–	(12 402)	–	–	31 816
Profit arising on discontinuance of operations	972 882	59 278	–	–	–	–	–	–	–	1 032 160
Net profit/(loss)	**2 909 764**	**67 908**	**2 428**	**(158 347)**	**462 856**	**124 967**	**(125 085)**	**62 933**	**–**	**3 347 424**
Attributable to:										
Equity holders of the group	2 822 897	54 277	2 428	(158 347)	419 679	111 567	(125 352)	63 039	–	3 190 188
Minority interest	86 867	13 631	–	–	43 177	13 400	267	(106)	–	157 236
	2 909 764	**67 908**	**2 428**	**(158 347)**	**462 856**	**124 967**	**(125 085)**	**62 933**	**–**	**3 347 424**
Segment assets	7 907 837	1 659 436	509 396	89 894	3 286 504	553 396	514 438	9 961 390	(7 980 634)	16 501 657
Investments in associates	32 378	773 064	–	–	292 887	3 956	–	205 880	–	1 308 165
Segment liabilities	10 161 933	2 138 130	617 814	870 961	2 373 326	304 970	781 630	(504 143)	(7 544 167)	9 200 454
Capital expenditure	285 643	69 298	17 286	27 905	535 555	45 044	38 649	5 360	–	1 024 740
Amortisation of programme and film rights*	1 125 783	–	–	–	–	–	–	–	–	1 125 783
Depreciation of property, plant and equipment	344 748	63 854	13 026	12 291	130 118	9 082	20 368	2 059	–	595 546
Amortisation of intangible assets	9 075	53 411	6 267	–	17 225	4 018	2 543	3 173	–	95 712
Impairment of tangible assets	–	–	–	–	–	326	–	–	–	326
Impairment of intangible assets	9 144	95	–	–	557	4 166	55 885	–	–	69 847
Reversal of impairment of tangible assets	–	–	–	–	1 706	369	–	–	–	2 075
Reversal of impairment of intangible assets	–	–	–	–	–	413	–	–	–	413

*Included in operating profit

35. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

| | Electronic media | | | | Print media | | | | | |
March 2005	Pay television R'000	Internet R'000	Conditional access systems R'000	Entriq R'000	News-papers, magazines and printing R'000	Books R'000	Private education R'000	Corporate services R'000	Elimi-nations R'000	Con-solidated total R'000
Revenue										
External	7 746 628	696 265	255 330	33 877	3 374 106	860 581	547 186	3 889	(15)	13 517 847
Intersegmental	23 938	13 680	78 667	20 514	86 750	22 629	449	62 227	(308 854)	–
Total revenue	**7 770 566**	**709 945**	**333 997**	**54 391**	**3 460 856**	**883 210**	**547 635**	**66 116**	**(308 869)**	**13 517 847**
Cost of providing services and sale of goods	(4 378 632)	(362 864)	(101 355)	(11 745)	(2 114 382)	(539 691)	(257 645)	(58 648)	99 143	(7 725 819)
Selling, general and administration expenses	(1 273 513)	(410 853)	(279 628)	(132 131)	(821 709)	(288 529)	(264 338)	(50 510)	209 726	(3 311 485)
Other (losses)/gains – net	1 429	(3 852)	454	250	3 485	(2 181)	(3 051)	(8 236)	–	(11 702)
Operating profit/(loss)	**2 119 850**	**(67 624)**	**(46 532)**	**(89 235)**	**528 250**	**52 809**	**22 601**	**(51 278)**	**–**	**2 468 841**
Finance costs – net	(249 772)	64 575	17 866	10 926	(49 552)	(12 721)	(23 349)	25 023	–	(217 004)
Share of equity-accounted results	4 558	83 878	–	–	161	–	–	–	–	88 597
Profit/(loss) on sale of investments	15	–	18 659	–	–	(1 074)	9 350	(27 261)	–	(311)
Dilution profits/(losses)	–	374 501	–	–	(3 007)	(3 097)	–	(361)	–	368 036
Profit/(loss) before taxation	**1 874 651**	**455 330**	**(10 007)**	**(78 309)**	**475 852**	**35 917**	**8 602**	**(53 877)**	**–**	**2 708 159**
Taxation	(80 959)	(107 510)	(1 834)	(2 019)	(88 220)	30 132	(2 610)	(3 442)	–	(256 462)
Net profit/(loss) from continuing operations	**1 793 692**	**347 820**	**(11 841)**	**(80 328)**	**387 632**	**66 049**	**5 992**	**(57 319)**	**–**	**2 451 697**
Profit/(loss) from discontinued operations	54 342	(4 300)	–	–	–	–	–	–	–	50 042
Net profit/(loss)	**1 848 034**	**343 520**	**(11 841)**	**(80 328)**	**387 632**	**66 049**	**5 992**	**(57 319)**	**–**	**2 501 739**
Attributable to:										
Equity holders of the group	1 780 080	343 212	(11 841)	(80 328)	354 019	50 906	5 992	(57 278)	–	2 384 762
Minority interest	67 954	308	–	–	33 613	15 143	–	(41)	–	116 977
	1 848 034	**343 520**	**(11 841)**	**(80 328)**	**387 632**	**66 049**	**5 992**	**(57 319)**	**–**	**2 501 739**
Segment assets	8 670 585	6 134 569	1 807 057	57 564	2 491 980	680 506	528 388	1 199 380	(8 384 190)	13 185 839
Investments in associates	21 412	805 114	–	–	1 586	3 907	–	5 669	–	837 688
Segment liabilities	11 465 857	4 507 198	407 329	704 231	1 498 068	656 270	656 773	(3 263 507)	(8 401 349)	8 230 870
Capital expenditure	142 243	74 182	40 922	18 532	299 603	29 419	24 339	11 143	–	640 383
Amortisation of programme and film rights*	1 151 538	–	–	–	–	–	–	–	–	1 151 538
Depreciation of property, plant and equipment	331 389	63 132	11 511	4 486	115 402	11 423	16 955	1 235	–	555 533
Amortisation of intangible assets	15 520	11 365	–	–	25 291	4 359	896	–	–	57 431
Impairment of tangible assets	–	–	–	–	–	3 069	409	–	–	3 478
Impairment of intangible assets	–	12 495	–	–	–	508	–	–	–	13 003

*Included in operating profit

35. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Secondary reporting format – geographical segments

The group operates in five main geographical areas:

Africa – The group derives revenues from television platform services, print media activities, internet services, technology products and services, book publishing and private education. The activities in the Republic of South Africa are the most significant in this segment and therefore South Africa has been presented separately.

United States of America – The group's activities comprise a portion of services and goods rendered by the technology operations, based in the United States of America.

Greece and Cyprus – The group generates revenue from television platform services with operations in Greece and Cyprus.

Asia – The group's activities comprise its interest in internet activities based in Thailand and China. Furthermore, the group generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.

Other – Includes the group's provision of interactive television and technology products through subsidiaries, located mainly in the Netherlands.

| | Africa | | | | | | | |
March 2006	South Africa R'000	Rest of Africa R'000	USA R'000	Greece and Cyprus R'000	Asia R'000	Other R'000	Eliminations R'000	Consolidated total R'000
External revenue	11 993 868	1 837 828	48 825	1 469 148	77 977	278 778	–	15 706 424
Segment assets	19 095 383	2 310 481	108 479	1 155 227	1 347 838	15 551 875	(23 067 626)[a]	16 501 657
Capital expenditure	806 074	16 007	29 049	109 563	50 463	13 584	–	1 024 740
Impairment of tangible assets	326	–	–	–	–	–	–	326
Impairment of intangible assets	69 847	–	–	–	–	–	–	69 847
March 2005								
External revenue	10 140 059	1 545 290	46 871	1 432 795	229 721	123 111	–	13 517 847
Segment assets	10 675 600	2 046 555	114 622	1 120 533	6 081 407	12 297 664	(19 150 542)[a]	13 185 839
Capital expenditure	456 215	25 464	18 532	11 242	71 047	57 883	–	640 383
Impairment of tangible assets	3 478	–	–	–	–	–	–	3 478
Impairment of intangible assets	508	–	–	–	12 495	–	–	13 003

(a) *Represents adjustments to the assets and liabilities of the segments relating to intersegment loans and investments that eliminate on consolidation.*

36. FINANCIAL RISK MANAGEMENT

Financial risk factors

The group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity markets, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the financial performance of the group. The group uses derivative financial instruments, such as forward exchange contracts and interest rate swaps, to hedge certain risk exposures. The group does not speculate with, or engage in the trading of financial instruments.

Risk management is carried out by the management of the group under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks. The various boards of directors within the group provide written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative instruments and the investment of excess liquidity.

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Entities in the group use forward exchange contracts to hedge their exposure to foreign currency risk in connection with their functional currencies. Management is responsible for hedging the net position in each foreign currency by using forward currency contracts. The group generally covers forward 80% to 100% of firm commitments in foreign currency for up to two years.

The group has classified some of its forward exchange contracts relating to forecast transactions and firm commitments as cash flow hedges, and states them at fair value. The transactions relate mainly to programming costs, transponder lease instalments and the acquisition of inventory items. An after-tax loss of R20,2 million (2005: R18,9 million loss) has been deferred in a hedging reserve at 31 March 2006. This amount is expected to realise as an expense over the next two years. Changes in the fair value of forward exchange contracts that economically hedge monetary liabilities in foreign currencies and for which no hedge accounting is applied, are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised as part of "finance costs – net" (see note 26).

The fair value of all forward exchange contracts at 31 March 2006 was a net liability of R101,9 million (2005: R273,2 million), comprising assets of R0,3 million (2005: R10,3 million) and liabilities of R102,2 million (2005: R283,5 million), that were recognised as derivative financial instruments. The fair value of embedded derivative instruments, mainly relating to programming contracts with content providers, at 31 March 2006 was a net asset of R166,5 million (2005: R179,9 million), comprising assets of R167,1 million (2005: R192,0 million) and liabilities of R0,6 million (2005: R12,1 million), that were recognised in derivative assets and liabilities.

Credit risk

Receivables consist primarily of invoiced amounts from normal trading activities. The group has a large diversified customer base across many geographical areas. Strict credit control is exercised through monitoring customers' payment history and when necessary, provision is made for specific doubtful accounts. As at 31 March 2006, the directors were unaware of any significant unprovided or uninsured concentration of credit risk.

The group is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments mainly with major banking groups and high-quality institutions that have high credit ratings. The group's policy is designed to limit exposure to any one institution and invests its excess cash in low-risk investment accounts. The counterparties that are used by the group are evaluated on a continuous basis. At 31 March 2006 cash and current investments were held with numerous financial institutions.

36. FINANCIAL RISK MANAGEMENT *(continued)*

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. In terms of the articles of association of the company, no limitation is placed on its borrowing capacity. The facilities expiring within one year are subject to renewal at various dates during the next year. The group had the following unutilised banking facilities as at 31 March 2006 and 2005:

	31 March	
	2006 **R'000**	2005 R'000
On call	**252 200**	944 313
Expiring within one year	**1 554 539**	4 339
	1 806 739	948 652

The facilities expiring within one year are annual facilities subject to review at various dates during the next year.

Interest rate risk

As part of the process of managing the group's fixed and floating borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. The interest rate profile of the loans as at 31 March 2006 was as follows:

	Interest-free R'000	Floating R'000	Fixed 0 – 12 months R'000	Fixed more than 12 months R'000	Total R'000
Loans	1 270 066	736 029	211 811	1 837 197	4 055 103
% of loans	31%	18%	5%	46%	100%

Foreign exchange rates

The exchange rates used by the group to translate foreign entities' income statements and balance sheets are as follows:

	31 March 2006		31 March 2005	
Currency (1FC = ZAR)	**Average rate**	**Closing rate**	Average rate	Closing rate
USA dollar	**6,3915**	**6,1490**	6,2146	6,2114
Cyprus pound	**13,0127**	**12,9453**	13,5045	13,7862
Euro	**7,7570**	**7,4636**	7,8428	8,0539
Nigerian naira	**0,0478**	**0,0482**	0,0464	0,0467
Thai baht	**0,1581**	**0,1583**	0,1546	0,1583
Chinese yuan renminbi	**0,7871**	**0,7671**	0,7507	0,7505

The average rates listed above are only approximate average rates for the year, as the group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business, translated at the prevailing exchange rate at the transaction date.

36. FINANCIAL RISK MANAGEMENT *(continued)*

	31 March 2006		31 March 2005	
	Assets **R'000**	**Liabilities** **R'000**	Assets R'000	Liabilities R'000
Derivative financial instruments				
Current portion				
Foreign exchange contracts	279	92 337	9 326	283 492
Embedded derivatives	134 404	525	160 384	2 484
	134 683	92 862	169 710	285 976
Non-current portion				
Foreign exchange contracts	–	9 908	941	–
Embedded derivatives	32 647	122	31 631	9 642
Paarl Media shareholders' liability[1]	–	202 634	–	–
	32 647	212 664	32 572	9 642
Total	167 330	305 526	202 282	295 618

(1) Refer to note 19 for additional information.

	31 March 2006		31 March 2005	
	Foreign **currency** **amount** **R'000**	**R'000**	Foreign currency amount R'000	R'000
Foreign currency exchange commitments				
The group had the following forward foreign currency exchange contract commitments:				
USA dollar	150 430	979 205	159 512	1 186 736
Sterling	4 871	53 796	7 114	82 970
Euro	47 544	376 435	33 749	274 373
Swiss franc	1 259	6 357	5 013	30 968
Hong Kong dollar	191	157	–	–
Singapore dollar	322	1 282	128	441
Australian dollar	284	1 277	–	–
Uncovered foreign liabilities				
The group had the following uncovered foreign liabilities:				
USA dollar	58 142	422 564	74 952	465 553
Sterling	3 353	35 627	3 213	37 684
Chinese yuan renminbi	–	–	8 266	6 204
Euro	58 377	436 547	72 576	584 513
Swiss franc	10	47	160	833
Australian dollar	880	4 197	1 073	5 149
Cyprian pound	228	2 960	–	–
South Korean kwon	482 739	5 009	–	–

Foreign exchange contracts are entered into to manage the exposure to movements in exchange rates on specific transactions.

37. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values together with the carrying amounts of financial instruments are as follows:

| | 31 March 2006 | | 31 March 2005 | |
| | Carrying value | Fair value | Carrying value | Fair value |
	R'000	R'000	R'000	R'000
Assets				
Investments and loans	1 383 027	6 639 451	1 238 959	3 320 060
Receivables and loans	2 027 589	2 027 589	1 858 923	1 858 923
Derivative financial instruments	167 330	167 330	202 282	202 282
Cash and cash deposits	6 775 542	6 775 542	4 033 796	4 033 796
Liabilities				
Long-term liabilities	2 617 395	2 621 547	2 473 104	2 528 014
Payables and loans	5 598 967	5 599 343	4 730 142	4 742 867
Derivative financial instruments	305 526	305 526	295 618	295 618
Bank overdrafts	364 777	364 777	433 339	433 339

The fair values of financial instruments were calculated using market information and other relevant valuation techniques, and do not necessarily represent the values that the group will realise in the normal course of business. The carrying amounts of cash and cash deposits, bank overdrafts, receivables and payables are deemed to reflect fair value due to the short maturities of these instruments. The fair values of forward exchange contracts and embedded derivative instruments are based on quoted market prices. The fair values of interest-bearing loans are calculated based on discounted expected future principal and interest cash flows.

38. EQUITY COMPENSATION BENEFITS

The following share incentive plans were in operation during the financial year:

Naspers Limited

On 14 August 1987 the group established the Naspers Share Incentive Trust ("the Naspers Plan") under which it may award options for no more than 11% of the total number of N ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the share options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

Movements in terms of the Naspers Plan are as follows:

| | 31 March 2006 | | 31 March 2005 | |
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	10 522 517	26, 92	10 912 637	26, 35
Granted	–	–	217 817	48, 17
Exercised	(655 496)	24, 07	(567 831)	24, 07
Forfeited	(44 284)	27, 56	(40 106)	27, 56
Outstanding at 31 March	9 822 737	27, 06	10 522 517	26, 92
Available to be implemented at 31 March	5 604 438	26, 46	4 309 745	36, 23

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

38. EQUITY COMPENSATION BENEFITS *(continued)*

Naspers Limited *(continued)*

Taken up during the year:

	31 March 2006		31 March 2005	
!	**Shares**	**Weighted average share price (rand)**!	Shares	Weighted average share price (rand)
! X f jhi uf e!bwf sbhf !ti bsf !qsjdf !pgpqujpot!! ubl f o!vq!evsjoh!ui f !zf bs!	**655 496**	**102, 30**!	678!942!	74, 89

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			**Share options currently available**	
Range of exercise prices (rand)	**Number outstanding at 31 March 2006**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price (rand)**	**Exercisable at 31 March 2006**	**Weighted average exercise price (rand)**
10,00 – 15,00	**1 500**	5,92	13,65	**1 000**	13,65
15,01 – 20,00	**112 005**	6,51	18,44	**16 665**	18,50
20,01 – 25,00	**3 309 347**	6,14	23,19	**1 340 938**	22,22
25,01 – 30,00	**4 605 286**	3,79	27,67	**4 156 573**	27,72
30,01 – 35,00	**1 570 707**	6,55	30,98	**79 853**	31,40
35,01 – 40,00	**–**	–	–	**–**	–
40,01 – 45,00	**53 359**	7,36	42,94	**5 859**	43,65
45,01 – 50,00	**100 000**	8,45	50,00	**–**	–
50,01 – 60,15	**70 533**	8,21	50,82	**3 550**	57,84
	9 822 737		27,06	**5 604 438**	26,46

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	**–**	21,96
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)	**–**	48,74
Weighted average exercise price (R)	**–**	48,74
Weighted average expected volatility (%)*	**–**	27,1
Weighted average option life (years)	**–**	10,0
Weighted average dividend yield (%)	**–**	1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	**–**	9,6
Weighted average in-the-money rate (%)	**–**	56,0
Weighted average vesting period (years)	**–**	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

**The weighted average expected volatility is determined using historical daily share prices.*

38. EQUITY COMPENSATION BENEFITS *(continued)*

Media24 Limited

On 31 August 2000 the group established the Media24 Share Trust ("the Media24 Plan") in terms of which it may award options for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the share options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Media24 Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	6 100 496	7,18	6 676 862	6,80
Granted	71 235	19,35	522 591	11,46
Exercised	(1 416 300)	6,83	(761 587)	6,81
Forfeited	(190 775)	7,34	(337 370)	7,03
Outstanding at 31 March	4 564 656	7,50	6 100 496	7,18
Available to be implemented at 31 March	3 183 823	6,77	2 772 577	6,82

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

Taken up during the year:

	31 March 2006		31 March 2005	
	Shares	Weighted average share price (rand)	Shares	Weighted average share price (rand)
Weighted average share price of options taken up during the year	1 416 300	20,13	761 587	10,89

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Exercise price (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
6,04	957 127	5,70	6,04	541 757	6,04
6,90	202 479	6,69	6,90	54 872	6,90
6,92	2 591 484	4,75	6,92	2 587 194	6,92
8,12	258 953	7,71	8,12	–	–
11,63	488 998	8,50	11,63	–	–
20,42	65 615	9,46	20,42	–	–
	4 564 656		7,50	3 183 823	6,77

38. EQUITY COMPENSATION BENEFITS *(continued)*

Media24 Limited *(continued)*

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	12,24	10,73
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)	28,74	20,35
Weighted average exercise price (R)	20,42	11,63
Weighted average expected volatility (%)*	15,3	20,0
Weighted average option life (years)	9,8	9,9
Weighted average dividend yield (%)	–	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	7,4	8,5
Weighted average in-the-money rate (%)	89,5	57,0
Weighted average vesting period (years)	4,0	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

Paarl Media Holdings (Proprietary) Limited

On 29 May 2001, the group established the Paarl Media Holdings Share Trust ("the Paarl Media Plan") in terms of which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. This plan is classified as cash-settled.

Movements in terms of the Paarl Media Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	4 146 535	7,23	3 580 200	5,18
Granted	–	–	1 305 000	11,50
Exercised	(1 053 466)	4,81	(667 109)	4,83
Forfeited	(329 000)	8,32	(71 556)	5,24
Outstanding at 31 March	2 764 069	7,23	4 146 535	7,23
Available to be implemented at 31 March	182 937	4,80	1 733 935	4,80
No share options expired or were cancelled during the years ended 31 March 2006 or 31 March 2005.				
Taken up during the year:				
Weighted average share price of options taken up during the year	1 053 466	16,59	667 109	11,50

38. EQUITY COMPENSATION BENEFITS *(continued)*

Paarl Media Holdings (Proprietary) Limited *(continued)*

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Exercise price (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
4,80	**1 001 936**	5,61	4,80	**182 937**	4,80
6,93	**1 116 000**	7,75	6,93	**–**	6,93
11,50	**646 133**	9,00	11,50	**–**	11,50
	2 764 069		**7,23**	**182 937**	**4,80**

Via Afrika Limited

On 21 November 2003 the group established the Via Afrika Share Trust ("the Via Afrika Plan") in terms of which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Via Afrika Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	**3 972 226**	**5,00**	–	–
Granted	**–**	**–**	4 012 606	5,00
Forfeited	**(575 435)**	**5,00**	(40 380)	5,00
Outstanding at 31 March	**3 396 791**	**5,00**	3 972 226	5,00
Available to be implemented at 31 March	**–**	**–**	–	–

No share options expired or were cancelled or exercised during the years ended 31 March 2006 and 31 March 2005.

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Exercise price (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
5,00	**3 396 791**	8,43	5,00	**–**	–

38. EQUITY COMPENSATION BENEFITS *(continued)*

Via Afrika Limited *(continued)*

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	–	2,04
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)	–	5,00
Weighted average exercise price (R)	–	5,00
Weighted average expected volatility (%)*	–	20,0
Weighted average option life (years)	–	10,0
Weighted average dividend yield (%)	–	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	–	8,5
Weighted average in-the-money rate (%)	–	57,0
Weighted average vesting period (years)	–	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

MIH Holdings Limited

In terms of the plan, MIH Holdings may grant options to its employees for up to 26,4 million shares of MIH Holdings ordinary share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of MIH Holdings Limited, including the MIH Holdings Plan, for every 2,25 MIH Holdings shares that it held. All the MIH Holdings shares were exchanged for Naspers Class N ordinary shares on 20 December 2002. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

Movements in terms of the MIH Holdings Plan are as follows:

NASPERS N (rand)

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	3 417 626	25,77	4 910 162	25,49
Granted	259 908	104,97	12 742	19,60
Exercised	(1 530 111)	24,18	(1 329 861)	24,62
Forfeited	(97 440)	30,33	(175 417)	26,22
Outstanding at 31 March	2 049 983	36,77	3 417 626	25,77
Available to be implemented at 31 March	454 373	23,20	1 376 154	25,06

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH Holdings Limited *(continued)*

Taken up during the year:

	31 March 2006		31 March 2005	
	Shares	**Weighted average share price (rand)**	Shares	Weighted average share price (rand)
Weighted average share price of options taken up during the year	**1 530 111**	**114,92**	1 329 861	63,89

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Range of exercise prices (rand)	**Number outstanding at 31 March 2006**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price (rand)**	**Exercisable at 31 March 2006**	**Weighted average exercise price (rand)**
6,91 – 20,00	**356 317**	5,90	13,97	**146 903**	14,05
20,01 – 40,00	**1 045 697**	5,89	25,50	**301 060**	26,11
40,01 – 60,00	**385 118**	7,90	41,58	**1 227**	50,54
60,01 – 130,50	**262 851**	9,36	105,49	**5 183**	106,98
	2 049 983		36,77	**454 373**	23,20

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	**41,13**	17,78
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)	**105,35**	45,25
Weighted average exercise price (R)	**105,35**	45,25
Weighted average expected volatility (%)*	**25,8**	29,2
Weighted average option life (years)	**9,0**	9,9
Weighted average dividend yield (%)	**0,9**	1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	**8,0**	10,2
Weighted average in-the-money rate (%)	**26,6**	110,0
Weighted average vesting period (years)	**4,0**	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH (BVI) Limited

On 25 March 1999 the group established the MIH Limited Share Scheme ("the MIH Limited Plan") in terms of which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

As part of the merger between MIH Limited and MIH (BVI) Limited, Naspers offered 3,5 Naspers Class N ordinary shares for each MIH Limited share held by minority shareholders, including the MIH Limited Plan. The MIH Limited Plan was converted into the MIH (BVI) Limited Plan at which time all its MIH Limited shares were exchanged for Naspers Class N ordinary shares and Naspers ADSs.

Movements in terms of the MIH (BVI) Limited Plan are as follows:

NASPERS N (US$)

	31 March 2006		31 March 2005	
	Shares	**Weighted average exercise price (US$)**	Shares	Weighted average exercise price (US$)
Outstanding at 1 April	**1 578 462**	**2,65**	2 364 490	2,73
Granted	**–**	**–**	–	–
Exercised	**(573 591)**	**2,94**	(726 659)	3,08
Forfeited	**(103 959)**	**2,43**	(59 369)	0,60
Outstanding at 31 March	**900 912**	**2,61**	1 578 462	2,65
Available to be implemented at 31 March	**256 692**	**2,65**	136 597	2,32

NASPERS N (rand)

	31 March 2006		31 March 2005	
	Shares	**Weighted average exercise price (rand)**	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	**10 008 128**	**23,33**	11 030 434	21,59
Granted	**975 958**	**104,97**	856 804	45,86
Exercised	**(4 495 479)**	**24,18**	(1 825 918)	23,64
Forfeited	**(56 831)**	**30,33**	(53 192)	15,35
Outstanding at 31 March	**6 431 776**	**39,55**	10 008 128	23,33
Available to be implemented at 31 March	**711 343**	**20,36**	2 254 940	21,01

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH (BVI) Limited *(continued)*

Taken up during the year:

NASPERS N (US$)

	31 March 2006		31 March 2005	
	Shares	Weighted average share price (US$)	Shares	Weighted average share price (US$)
Weighted average share price of options taken up during the year	573 591	14,40	726 659	10,03

NASPERS N (rand)

	31 March 2006		31 March 2005	
	Shares	Weighted average share price (rand)	Shares	Weighted average share price (rand)
Weighted average share price of options taken up during the year	4 495 479	114,13	1 825 918	68,71

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

NASPERS N (US$)

	Share options outstanding			Share options currently available	
Range of exercise prices (US$)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable at 31 March 2006	Weighted average exercise price (US$)
1,10 – 2,50	356 522	5,24	1,90	135 782	1,99
2,51 – 5,00	537 120	6,76	3,00	113 640	3,04
5,01 – 7,50	–	–	–	–	–
7,51 – 9,97	7 270	3,81	8,65	7 270	8,65
	900 912		2,61	256 692	2,65

NASPERS N (rand)

	Share options outstanding			Share options currently available	
Range of exercise prices (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
8,19 –15,00	491 713	6,00	8,19	109 667	8,19
15,01 – 40,00	3 702 949	6,53	22,02	592 616	21,79
40,01 – 65,00	1 272 194	8,00	44,17	–	–
65,01 – 75,00	9 060	4,00	74,22	9 060	74,22
75,01 – 100,00	–	–	–	–	–
100,01 – 125,00	955 860	9,65	117,14	–	–
	6 431 776		39,55	711 343	20,36

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH (BVI) Limited *(continued)*

Grants made during the year:

NASPERS N (US$)

There were no new grants of Naspers N shares in US$ for the years ended 31 March 2006 and 2005.

NASPERS N (rand)

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	42,44	20,09
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)	105,37	45,86
Weighted average exercise price (R)	105,37	45,86
Weighted average expected volatility (%)*	25,8	29,0
Weighted average option life (years)	9,3	8,1
Weighted average dividend yield (%)	0,9	1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	8,0	9,9
Weighted average in-the-money rate (%)	78,5	54,5
Weighted average vesting period (years)	4,0	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using historical daily share prices.

38. EQUITY COMPENSATION BENEFITS *(continued)*

Irdeto Access BV

On 14 October 1999 Mindport Holdings Limited established the Irdeto Access Share Scheme. In terms of the scheme, options of no more than 10% of the total number of issued ordinary shares of Irdeto Access BV may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Irdeto Access BV Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	**Weighted average exercise price (US$)**	Shares	Weighted average exercise price (US$)
Outstanding at 1 April	**739 974**	**7,38**	288 167	9,05
Granted	**166 509**	**7,90**	516 610	6,70
Forfeited	**(47 278)**	**7,65**	(64 803)	9,33
Outstanding at 31 March	**859 205**	**7,47**	739 974	7,38
Available to be implemented at 31 March	**89 363**	**10,24**	35 458	11,87

No share options expired or were cancelled or exercised during the years ended 31 March 2006 and 31 March 2005.

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Range of exercise prices (US$)	**Number outstanding at 31 March 2006**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price (US$)**	**Exercisable at 31 March 2006**	**Weighted average exercise price (US$)**
6,70 – 7,89	**496 839**	8,00	6,70	**–**	–
7,90 – 8,29	**321 396**	7,56	7,90	**51 584**	7,90
8,30 – 12,00	**3 170**	3,16	8,88	**3 170**	8,88
12,01 – 14,80	**37 800**	5,19	13,80	**34 609**	13,85
	859 205		7,47	**89 363**	10,24

38. EQUITY COMPENSATION BENEFITS *(continued)*

Irdeto Access BV *(continued)*

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	1,62	1,40
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (US$)	7,90	6,70
Weighted average exercise price (US$)	7,90	6,70
Weighted average expected volatility (%)*	20,0	23,0
Weighted average option life (years)	5,3	5,3
Weighted average dividend yield (%)	–	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	4,6	4,2
Weighted average in-the-money rate (%)	141,0	54,5
Weighted average vesting period (years)	3,8	3,8

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

MIH QQ (BVI) Limited

On 23 February 2003 MIH QQ (BVI) Limited established the MIH QQ (BVI) Limited Share Trust ("the MIH QQ Plan"), in terms of which it can award options, but for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

On 30 September 2005 MIH QQ (BVI) Limited established the 2005 MIH QQ (BVI) Limited Share Trust ("the 2005 MIH QQ Plan"), in terms of which it can award options, provided that when added to the reserved shares and unreserved shares already held by the trustees of the 2005 MIH QQ Plan, or by the trustees of any other share trust, including the MIH QQ (BVI) Limited Share Trust, they represent no more than 10% of the greater of MIH QQ (BVI) Limited's ("MIH QQ") total issued share capital at the time of such acquisition, or, if applicable, MIH QQ's subsequently increased issued share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after five years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH QQ (BVI) Limited *(continued)*

Movements in terms of the MIH QQ (BVI) and 2005 MIH QQ (BVI) Plans are as follows:

MIH QQ (BVI) Limited Share Trust

| | 31 March 2006 | | 31 March 2005 | |
	Shares	**Weighted average exercise price (US$)**	Shares	Weighted average exercise price (US$)
Outstanding at 1 April	**34 124**	**120,96**	34 500	34,00
Granted	**–**	**–**	8 874	368,41
Exercised	**(7 850)**	**34,00**	(9 250)	34,00
Forfeited	**(1 250)**	**368,41**	–	–
Outstanding at 31 March	**25 024**	**127,53**	34 124	120,96
Available to be implemented at 31 March	**12 585**	**118,63**	8 000	34,00

2005 MIH QQ (BVI) Limited Share Trust

| | 31 March 2006 | | 31 March 2005 | |
	Shares	**Weighted average exercise price (US$)**	Shares	Weighted average exercise price (US$)
Outstanding at 1 April	**–**	**–**	–	–
Granted	**28 497**	**613,69**	–	–
Outstanding at 31 March	**28 497**	**613,69**	–	–
Available to be implemented at 31 March	**–**	**–**	–	–

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

Taken up during the year:

MIH QQ (BVI) Limited Share Trust

| | 31 March 2006 | | 31 March 2005 | |
	Shares	**Weighted average exercise price (US$)**	Shares	Weighted average exercise price (US$)
Weighted average share price of options taken up during the year	**7 850**	**940,67**	9 250	349,75

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH QQ (BVI) Limited *(continued)*

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

MIH QQ (BVI) Limited Share Trust

	Share options outstanding			Share options currently available	
Exercise price (US$)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable at 31 March 2006	Weighted average exercise price (US$)
34,00	**18 025**	7,00	34,00	**9 400**	34,00
368,41	**6 999**	8,00	368,41	**3 185**	368,41
	25 024		127,53	**12 585**	118,63

2005 MIH QQ (BVI) Limited Share Trust

	Share options outstanding			Share options currently available	
Exercise price (US$)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable at 31 March 2006	Weighted average exercise price (US$)
612,75	**27 850**	9,00	612,75	**–**	–
654,02	**647**	9,00	654,02	**–**	–
	28 497		613,69	**–**	–

Grants made during the year:

MIH QQ (BVI) Limited Share Trust

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	**–**	189,99
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (US$)	**–**	458,31
Weighted average exercise price (US$)	**–**	368,41
Weighted average expected volatility (%)*	**–**	44,0
Weighted average option life (years)	**–**	10,0
Weighted average dividend yield (%)	**–**	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	**–**	4,2
Weighted average in-the-money rate (%)	**–**	158,0
Weighted average vesting period (years)	**–**	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

38. EQUITY COMPENSATION BENEFITS *(continued)*

MIH QQ (BVI) Limited *(continued)*

Grants made during the year:

2005 MIH QQ (BVI) Limited Share Trust

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	359,81	–
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (US$)	743,64	–
Weighted average exercise price (US$)	612,75	–
Weighted average expected volatility (%)*	47,5	–
Weighted average option life (years)	7,5	–
Weighted average dividend yield (%)	–	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	4,0	–
Weighted average in-the-money rate (%)	73,0	–
Weighted average vesting period (years)	4,0	–

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

Entriq (Mauritius) Limited

On 6 May 2003 Entriq (Mauritius) Limited established the Entriq Share Trust ("the Entriq Plan"), in terms of which it can award options, but for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Entriq Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at 1 April	4 395 200	0,65	104 600	1,30
Capitalisation split – 11 March 2005	–	–	104 000	–
Granted	1 115 900	0,65	4 187 200	0,65
Forfeited	(110 100)	0,65	(600)	1,30
Outstanding at 31 March	5 401 000	0,65	4 395 200	0,65
Available to be implemented at 31 March	2 717 950	0,65	104 000	0,65

No share options expired or were cancelled or exercised during the years ended 31 March 2006 and 31 March 2005.

38. EQUITY COMPENSATION BENEFITS *(continued)*

Entriq (Mauritius) Limited *(continued)*

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Exercise price (US$)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable at 31 March 2006	Weighted average exercise price (US$)
0,65	**5 401 000**	8,93	0,65	**2 717 950**	0,65

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	**0,27**	0,32
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (US$)	**0,65**	0,65
Weighted average exercise price (US$)	**0,65**	0,65
Weighted average expected volatility (%)*	**50,0**	50,0
Weighted average option life (years)	**9,5**	8,6
Weighted average dividend yield (%)	**–**	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	**4,6**	4,4
Weighted average in-the-money rate (%)	**141,0**	54,5
Weighted average vesting period (years)	**3,8**	3,8

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

Electronic Media Network Limited

On 12 June 1991 M-Net established the M-Net Share Trust ("the M-Net Plan"), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4,5 M-Net/SuperSport linked unit that it held, or R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 574 726 Naspers Class N ordinary shares during April 2004.

38. EQUITY COMPENSATION BENEFITS *(continued)*

Electronic Media Network Limited *(continued)*

Movements in terms of the M-Net Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	488 805	13,30	574 726	8,39
Granted	–	–	40 000	64,20
Exercised	(161 143)	2,90	(119 367)	6,96
Forfeited	(45 679)	57,35	(6 554)	8,64
Outstanding at 31 March	281 983	8,72	488 805	13,30
Available to be implemented at 31 March	73 564	8,93	109 439	9,25

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

Taken up during the year:

	31 March 2006		31 March 2005	
	Shares	Weighted average share price (rand)	Shares	Weighted average share price (rand)
Weighted average share price of options taken up during the year	161 143	111,60	119 367	56,12

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Range of exercise prices (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
4,00 – 8,50	36 089	3,70	6,36	24 479	5,79
8,51 – 13,50	235 861	6,81	8,74	39 052	8,87
13,51 – 30,50	10 033	1,24	16,82	10 033	16,82
	281 983		8,72	73 564	8,93

38. EQUITY COMPENSATION BENEFITS *(continued)*

Electronic Media Network Limited *(continued)*

Grants made during the year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date	–	24,36
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)	–	64,20
Weighted average exercise price (R)	–	64,20
Weighted average expected volatility (%)*	–	24,9
Weighted average option life (years)	–	10,0
Weighted average dividend yield (%)	–	1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	–	8,8
Weighted average in-the-money rate (%)	–	46,0
Weighted average vesting period (years)	–	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

SuperSport International Holdings Limited

On 12 June 1991 SuperSport established the SuperSport Share Trust ("the SuperSport Plan"), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of SuperSport, including the SuperSport Plan, for every 4,5 M-Net/SuperSport linked unit that it held, or R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 525 228 Naspers Class N ordinary shares during April 2004.

Movements in terms of the SuperSport Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at 1 April	579 329	32,20	742 326	30,25
Exercised	(211 367)	8,88	(154 051)	22,83
Forfeited	(7 694)	32,85	(8 946)	31,69
Outstanding at 31 March	360 268	33,83	579 329	32,20
Available to be implemented at 31 March	96 287	29,17	145 206	41,78

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

38. EQUITY COMPENSATION BENEFITS *(continued)*

SuperSport International Holdings Limited *(continued)*

Taken up during the year:

	31 March 2006		31 March 2005	
	Shares	Weighted average share price (rand)	Shares	Weighted average share price (rand)
Weighted average share price of options taken up during the year	211 367	111,60	154 051	55,12

Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

	Share options outstanding			Share options currently available	
Range of exercise prices (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
– –	102 502	6,11	–	28 984	–
10,00 – 25,00	884	2,93	24,51	884	24,51
25,01 – 40,00	34 143	2,74	32,47	30 607	31,89
40,01 – 55,00	220 028	6,80	49,54	33 101	49,90
55,01 – 60,00	2 711	3,95	58,66	2 711	58,66
	360 268		33,83	96 287	29,17

Grants made during the year:

There were no new grants made for the years ended 31 March 2006 and 2005.

38. EQUITY COMPENSATION BENEFITS *(continued)*

Educor Holdings Limited

On 12 June 2001 the group established the Educor Share Incentive Scheme ("the Educor Plan") in terms of which it may award options for no more than 20% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.
At 31 March 2005 no shares were allocated under the Educor Plan, and the plan was terminated during 2006.

Movements in terms of the Educor Plan are as follows:

	31 March 2006		31 March 2005	
		Weighted		Weighted
		average exercise		average exercise
	Shares	price (rand)	Shares	price (rand)
Outstanding at 1 April	–	–	11 462 505	0,96
Exercised	–	–	(7 972 855)	0,98
Forfeited	–	–	(3 489 650)	0,90
Outstanding at 31 March	–	–	–	–

United Broadcasting Corporation Public Company Limited ("UBC")

On 12 December 2000 UBC established the UBC Employee Securities Option Plan ("the UBC Plan"), in terms of which it can award options, but for no more than 3,95% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment. At 31 March 2005 there were 14 879 000 options outstanding and exercisable under the UBC Plan with a remaining weighted average contractual life of 5,75 years and an exercise price of 10 baht per share.

On 7 November 2005 the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in UBC and this transaction was concluded on 6 January 2006.

Movements in terms of the UBC Plan are as follows:

	31 March 2006		31 March 2005	
		Weighted		Weighted
		average exercise		average exercise
	Shares	price (THB)	Shares	price (THB)
Outstanding at 1 April	–	–	17 103 200	10,00
Exercised	–	–	(2 172 400)	10,00
Forfeited	–	–	(51 800)	10,00
Outstanding at 31 March	–	–	14 879 000	10,00

38. EQUITY COMPENSATION BENEFITS *(continued)*

Tencent Holdings Limited

On 27 July 2001 Tencent Holdings Limited established a share option scheme ("the Tencent Plan"), in terms of which it can award options, but for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant, unless agreed otherwise by the Tencent board of directors. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.

During the year ended 31 March 2005 Tencent also issued Hong Kong dollar share options. At 31 March 2005 a total of 27 065 604 Hong Kong dollar options were outstanding at a weighted average exercise price of HKD4,40.

At 31 March 2005 there were 46 545 508 US dollar options outstanding, with exercise prices between US$0,05 and US$0,44, with remaining contractual lives of between 6,48 and 8,99 years. There were also 27 065 604 Hong Kong dollar options outstanding with exercise prices of between HKD3,67 and HKD5,55 with remaining contractual lives of between 9,46 and 9,98 years. At 31 March 2005 there were 23 530 004 US dollar options exercisable at exercise prices between US$0,05 and US$0,44. No Hong Kong dollar options were exercisable at 31 March 2005.

During 2005, the group changed its accounting for Tencent from consolidation to equity-accounting. As it is not required to disclose share-based compensation information for associate entities, the 2005 information is shown for comparative purposes only.

Movements in terms of the Tencent Plan are as follows:

| | 31 March 2006 | | 31 March 2005 | |
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at 1 April	–	–	72 491 650	0,08
Exercised	–	–	(24 786 254)	0,05
Forfeited	–	–	(1 159 888)	0,13
Outstanding at 31 March	–	–	46 545 508	0,09

Share appreciation rights schemes

On 20 September 2005 the group established the Media24 Limited, Electronic Media Network Limited/SuperSport International Holdings Limited ("M-Net/SS") and MultiChoice Africa (Proprietary) Limited ("MCA") share appreciation rights plans. The aggregate number of scheme shares in respect of which they may award share appreciation rights (SARs) is no more than 10% of the total number of ordinary shares in issue in the respective companies. SARs may be granted with an exercise price of not less than 100% of the fair value of the SARs at the time of the grant. One third of the SARs generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the SARs and expire after five years and fourteen days. Unvested SARs are subject to forfeiture upon termination of employment. Cancelled SARs are SARs cancelled by mutual agreement between employer and employee. These plans are classified as equity-settled.

38. EQUITY COMPENSATION BENEFITS *(continued)*

Share appreciation rights schemes *(continued)*

Movements in terms of the SAR Plans are as follows:

	Media24 31 March 2006		MCA 31 March 2006		M-Net/SS 31 March 2006	
	SARs	Weighted average exercise price (rand)	SARs	Weighted average exercise price (rand)	SARs	Weighted average exercise price (rand)
Outstanding at 1 April	–	–	–	–	–	–
Granted	10 637 655	21,55	5 375 529	23,70	5 922 318	9,00
Forfeited	(52 865)	21,55	(80 941)	23,70	(2 965)	9,00
Outstanding at 31 March	10 584 790	21,55	5 294 588	23,70	5 919 353	9,00
Available to be implemented at 31 March	–	–	–	–	–	–

No SARs expired or were cancelled during the year ended 31 March 2006.

SAR option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:

Media24

	SARs outstanding			SARs currently available	
Exercise price (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
21,55	10 584 790	4,5	21,55	–	–

MCA

	SARs outstanding			SARs currently available	
Exercise price (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
23,70	5 294 588	4,5	23,70	–	–

M-Net/SS

	SARs outstanding			SARs currently available	
Exercise price (rand)	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at 31 March 2006	Weighted average exercise price (rand)
9,00	5 919 353	4,5	9,00	–	–

38. EQUITY COMPENSATION BENEFITS *(continued)*

Share appreciation rights schemes *(continued)*

Grants made during the year:

	Media24 31 March 2006	MCA 31 March 2006	M-Net/SS 31 March 2006
Weighted average fair value at measurement date	7,37	6,88	2,95
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:			
Weighted average SAR price (R)	21,55	23,70	9,00
Weighted average exercise price (R)	21,55	23,70	9,00
Weighted average expected volatility (%)*	20,0	14,0	14,2
Weighted average SAR life (years)	5,0	5,0	5,0
Weighted average dividend yield (%)	–	–	–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	7,8	7,7	7,8
Weighted average in-the-money rate (%)	38,0	46,3	40,0
Weighted average vesting period (years)	4,0	4,0	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

Share-based payment liability

	31 March	
	2006 R'000	2005 R'000
Total carrying amount of cash-settled share-based payment liability	108 371	36 158
Total intrinsic value of liability for vested benefits	43 459	13 336

39. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Naspers Limited is listed on the NASDAQ stock market in the United States ("US") and is subject to the related reporting requirements. As part of these reporting requirements, the company prepares a reconciliation of financial information prepared under US Generally Accepted Accounting Principles ("US GAAP") to the information provided under IFRS. The US GAAP reconciliation has not been included in this annual report. However, it will be included in the 31 March 2006 Naspers Limited annual financial statements to be filed with the Securities and Exchange Commission ("SEC") on Form 20-F. The Form 20-F is expected to be filed on or about 30 September 2006 and would then be accessible via the company's website (www.naspers.com) or the SEC's website (www.sec.gov).

at 31 March 2006 and 2005

	Notes	31 March 2006 R'000	31 March 2005 R'000
ASSETS			
Non-current assets		**6 426 678**	7 616 459
Land and buildings	2	**347**	347
Investments in subsidiaries	3	**866 548**	992 254
Loans to subsidiaries	4	**5 399 619**	6 539 165
Investments in joint ventures	5	**32 175**	37 772
Loans to joint ventures	6	**87 086**	–
Deferred taxation	7	**40 903**	46 921
Current assets		**2 370 762**	1 150 022
Current portion of long-term loans	4	**302 310**	–
Other receivables		**6 159**	4 128
Cash and cash deposits		**2 062 293**	1 145 894
Total assets		**8 797 440**	8 766 481
EQUITY AND LIABILITIES			
Shareholders' equity		**8 739 469**	8 645 075
Share capital and premium	9	**6 038 870**	5 954 665
Other non-distributable reserves		**12 547**	6 971
Retained earnings		**2 688 052**	2 683 439
Non-current liabilities		**2 270**	15 724
Post-retirement medical liability	10	**2 270**	1 974
Long-term liabilities			
Interest-bearing loans	11	**–**	13 750
Current liabilities		**55 701**	105 682
Current portion of long-term liabilities	11	**–**	55 018
Amounts owing in respect of investments acquired	12	**40 635**	43 177
Accrued expenses and other current liabilities	13	**15 066**	7 487
Total equity and liabilities		**8 797 440**	8 766 481

The accompanying notes are an integral part of these company annual financial statements.

company income statements

for the years ended 31 March 2006 and 2005

	Notes	31 March 2006 R'000	31 March 2005 R'000
Revenue		**–**	–
Selling, general and administration expenses	15	**(57 506)**	(25 519)
Other gains – net	14	**172 141**	726 716
Operating profit		**114 635**	701 197
Finance income – net	16	**109 160**	24 718
Profit on sale of investments	17	**–**	80 824
Profit before taxation		**223 795**	806 739
Taxation	18	**(6 018)**	31 977
Profit for the year		**217 777**	838 716
Attributable to:			
Equity holders of the company		**217 777**	838 716
Minority interest		**–**	–
		217 777	838 716

The accompanying notes are an integral part of these company annual financial statements.

company statements of changes in shareholders' equity

for the years ended 31 March 2006 and 2005

	Share capital and premium					
	Class A R'000	Class N R'000	Retained earnings R'000	Share-based compen-sation reserve R'000	Fair value reserve R'000	Total R'000
Balance 1 April 2004	**14 243**	**5 174 783**	**1 960 143**	**3 059**	**(27 895)**	**7 124 333**
Share capital issued	–	760 985	–	–	–	760 985
Treasury shares movement	–	4 654	–	–	–	4 654
Share-based compensation movements	–	–	–	3 912	–	3 912
Realisation of fair value loss	–	–	–	–	27 895	27 895
Net profit attributable to shareholders	–	–	838 716	–	–	838 716
Dividends	–	–	(115 420)	–	–	(115 420)
Balance 31 March 2005	**14 243**	**5 940 422**	**2 683 439**	**6 971**	**–**	**8 645 075**
Balance 1 April 2005	14 243	5 940 422	2 683 439	6 971	–	8 645 075
Share capital issued	–	69 723	–	–	–	69 723
Treasury shares movement	–	14 482	–	–	–	14 482
Share-based compensation movements	–	–	–	5 576	–	5 576
Net profit attributable to shareholders	–	–	217 777	–	–	217 777
Dividends	–	–	(213 164)	–	–	(213 164)
Balance 31 March 2006	**14 243**	**6 024 627**	**2 688 052**	**12 547**	**–**	**8 739 469**

The accompanying notes are an integral part of these company annual financial statements.

company cash flow statements

for the years ended 31 March 2006 and 2005

	Notes	31 March 2006 R'000	31 March 2005 R'000
Cash flows from operating activities			
Cash used in operating activities	19	**(47 027)**	(25 317)
Finance income – net		**109 160**	24 718
Investment income received		**77 429**	726 716
Taxation paid		**–**	(14 944)
Net cash from operating activities		**139 562**	711 173
Cash flows from investment activities			
Disposal of subsidiaries		**–**	110 000
Additional investment in existing joint ventures		**–**	(19 325)
Loans repaid by joint ventures		**44 215**	–
Short-term marketable equity instruments sold		**–**	286 333
Other		**–**	11
Net cash from investing activities		**44 215**	377 019
Cash flows from financing activities			
Long-term loans repaid			
– payments of long-term borrowings		**(13 750)**	(42 549)
– payments of short-term borrowings		**(55 017)**	–
Loans repaid by subsidiaries		**1 001 727**	134 311
Proceeds from share issue		**12 826**	12 092
Dividend paid by holding company		**(213 164)**	(115 420)
Net cash from/(utilised in) financing activities		**732 622**	(11 566)
Net increase in cash and cash equivalents		**916 399**	1 076 626
Cash and cash equivalents at beginning of the year		**1 145 894**	69 268
Cash and cash equivalents at end of the year		**2 062 293**	1 145 894

The accompanying notes are an integral part of these company annual financial statements.

1. PRINCIPAL ACCOUNTING POLICIES

The annual financial statements of the company are presented in accordance with, and comply with, International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS 1 "First time adoption of IFRS" concerning the transition from SA GAAP to IFRS is provided in note 22. The accounting policies for the holding company are the same as those of the group, where applicable (refer note 3 of the consolidated financial statements).

2. LAND AND BUILDINGS

There was no movement in land and buildings in the current year. Registers containing additional information on land and buildings are available for inspection at the registered office of the company. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

3. INVESTMENTS IN SUBSIDIARIES

The following information relates to Naspers Limited's direct interest in its significant subsidiaries:

Name of subsidiary	Measurement currency	Effective percentage interest*		Direct investment in shares		Nature of business	Country of incorporation
		2006 %	2005 %	2006 R'000	2005 R'000		
Media24 Limited	ZAR	100,0	100,0	1 300	1 300	Print media	South Africa
Heemstede Beleggings (Proprietary) Limited	ZAR	100,0	100,0	–	–	Investment holding	South Africa
MIH Investments (Proprietary) Limited	ZAR	100,0	100,0	865 248	990 954	Investment holding	South Africa
Multimedia (Proprietary) Limited	ZAR	100,0	100,0	–	–	Investment holding	South Africa
				866 548	992 254		

*The effective percentage interest shown is the effective financial interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.

4. LOANS TO SUBSIDIARIES

	31 March	
	2006 R'000	2005 R'000
Media24 Limited	820 403	560 391
MIH Holdings Limited	1 742 662	2 336 640
MIH Investments (Proprietary) Limited	3 057 528	3 057 528
Multimedia (Proprietary) Limited	81 336	81 336
MultiChoice Africa (Proprietary) Limited	–	503 270
	5 701 929	6 539 165
Less: Current portion	(302 310)	–
	5 399 619	6 539 165

The loans to subsidiary companies do not have any fixed repayment terms except for a R302,3 million loan to Media24 Limited, which is payable on demand. All the loans to subsidiary companies at 31 March 2006 are interest free, except for R512,3 million at prime less 3% (7,5%) and R302,3 million at 7% (both included in the Media24 Limited loan account).

5. INVESTMENTS IN JOINT VENTURES

The following information relates to Naspers Limited's financial interest in its significant joint ventures:

Name of joint venture	Functional currency	Effective percentage interest*		Direct investment in shares		Nature of business	Country of incorporation
		2006 %	2005 %	**2006 R'000**	2005 R'000		
Electronic Media Network Limited/ SuperSport International Holdings Limited	ZAR	**3,8**	3,8	**16 345**	21 942	PayTV content provider	South Africa
MNH Holdings (1998) (Proprietary) Limited	ZAR	**50,0**	50,0	**15 830**	15 830	Investment holding	South Africa
				32 175	37 772		

The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.

During the financial year ended 31 March 2006, a capital reduction was made by Electronic Media Network Limited and SuperSport International Holdings Limited, of which Naspers Limited's proportional share was R5,6 million.

6. LOANS TO JOINT VENTURE

	31 March	
	2006 R'000	2005 R'000
MNH Holdings (1998) (Proprietary) Limited	**87 086**	–

The loan to MNH Holdings (1998) (Proprietary) Limited does not have any fixed repayment terms, is interest-free and is carried at cost.

7. DEFERRED TAXATION

The deferred tax asset of R40,9 million was raised on unutilised secondary tax on companies ("STC") credits as at 31 March 2006. The unutilised STC credits amounted to R327,2 million at 31 March 2006 (2005: R375,4 million).

	1 April 2005 R'000	Charged to income R'000	**31 March 2006 R'000**
Deferred tax asset			
STC credits	46 921	(6 018)	**40 903**

8.   RELATED PARTY TRANSACTIONS AND BALANCES

Loans and interest

For detail on related-party loans and interest received please refer to notes 4, 6 and 16.

	31 March	
	2006 **R'000**	2005 R'000
Directors' emoluments		
Executive directors		
Remuneration for other services paid by subsidiary companies	**314**	4 023
Non-executive directors		
Fees for services as directors	**3 082**	2 805
Fees for services as directors of subsidiary companies	**2 030**	2 120
	5 112	8 948

9.   SHARE CAPITAL AND PREMIUM

	31 March	
	2006 **R'000**	2005 R'000
Authorised		
1 250 000 Class A ordinary shares of R20 each	**25 000**	25 000
500 000 000 Class N ordinary shares of 2 cents each	**10 000**	10 000
	35 000	35 000
Issued		
712 131 Class A ordinary shares of R20 each	**14 243**	14 243
315 113 700 Class N ordinary shares of 2 cents each (2005: 314 548 700)	**6 302**	6 291
	20 545	20 534
Share premium	**6 242 971**	6 173 258
	6 263 516	6 193 792
Less: 9 891 324 Class N ordinary shares held as treasury shares		
(2005: 10 546 820 Class N ordinary shares)	**(224 646)**	(239 127)
	6 038 870	5 954 665

9. SHARE CAPITAL AND PREMIUM *(continued)*

	2006 Number of N shares	2005 Number of N shares
Movement in Class N ordinary shares in issue during the year		
Shares in issue at 1 April	314 548 700	296 816 639
Shares issued to acquire M-Net/SuperSport shares from minority shareholders	–	17 532 061
Shares issued to share incentive trusts	565 000	200 000
Shares in issue at 31 March	**315 113 700**	314 548 700
Movement in Class N ordinary shares held as treasury shares during the year		
Shares held as treasury shares at 1 April	10 546 820	10 914 651
Shares issued to the Naspers equity compensation plan	–	200 000
Shares acquired by participants from the Naspers equity compensation plan	(655 496)	(567 831)
Shares held as treasury shares at 31 March	**9 891 324**	10 546 820

	31 March	
	2006 R'000	2005 R'000
Share premium		
Opening balance at 1 April	6 173 258	5 412 628
Share premium on share issues	69 766	762 574
Share issue expenses	(53)	(1 944)
Closing balance at 31 March	**6 242 971**	6 173 258

10. POST-RETIREMENT MEDICAL LIABILITY

The company operates a post-retirement medical benefit scheme. The obligation of the company to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners, however, remain entitled to this benefit. The company provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors are confident that adequate provision has been made for future liabilities.

	31 March	
	2006 R'000	2005 R'000
Opening balance at 1 April	1 974	2 667
Additional provisions charged to income statement	296	–
Provisions reversed to income statement	–	(693)
Closing balance at 31 March	**2 270**	1 974

Refer to note 18 of the consolidated financial statements for the actuarial assumptions.

11. INTEREST-BEARING LOANS

		31 March
	2006 **R'000**	2005 R'000
Interest-bearing loans		
Total liabilities	**–**	68 768
Less: Current portion	**–**	(55 018)
	–	13 750

Details of unsecured loans:

Institution	Currency	Year of final repayment	Year-end interest rate	**2006** **R'000**	2005 R'000
FirstRand Bank Limited	ZAR	2006	9,49%	**–**	68 768

12. AMOUNTS OWING IN RESPECT OF INVESTMENTS ACQUIRED

On 24 March 2004, the last conditions precedent relating to schemes of arrangement under section 311 of the South African Companies Act, 1973, were satisfied, in terms of which Naspers Limited acquired an additional 19,62% financial interest in Electronic Media Network Limited and SuperSport International Holdings Limited respectively (which was subsequently sold to MultiChoice Africa (Proprietary) Limited during 2005). An amount of R815,6 million was due to minority shareholders on 31 March 2004. Some of these minority shareholders have not surrendered their share certificates and claimed payment for their shares, therefore an amount of R40,6 million was still outstanding as at 31 March 2006 (2005: R43,2 million).

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	31 March	
	2006 **R'000**	2005 R'000
Accrued expenses	**9 074**	6 229
Taxes and social security	**170**	62
Bonus provision	**3 072**	–
Provision for leave	**813**	–
Other personnel provisions	**39**	–
Other current liabilities	**1 898**	1 196
	15 066	7 487

	31 March	
	2006 **R'000**	2005 R'000
14. OTHER GAINS – NET		
Subsidiaries		
Dividends – unlisted shares	**92 310**	702 334
Joint venture companies		
Dividends – unlisted shares	**79 806**	24 357
Other investments		
Dividends – unlisted shares	**25**	25
Total other gains – net	**172 141**	726 716
15. EXPENSES BY NATURE		
Operating profit includes the following items:		
Staff costs		
As at 31 March 2006, the company had 12 (2005: nil) permanent employees.		
The total cost of employment of all employees was as follows:		
Salaries, wages and bonuses	**7 491**	–
Retirement benefit costs (defined contribution plan)	**492**	–
Medical aid fund contributions	**163**	–
Post-retirement benefits	**296**	–
Training costs	**124**	–
Share-based compensation charges	**5 575**	3 912
Total staff costs	**14 141**	3 912
Fees paid to non-employees for administration, management and technical services	**33 915**	15 853
Advertising	**2 951**	84
Auditors' remuneration		
Audit fees	**4 875**	3 392
Audit-related fees	**852**	1 050
Tax fees	**33**	566
All other fees	**739**	662
Total auditors' remuneration	**6 499**	5 670
16. FINANCE INCOME – NET		
Interest paid		
Loans and overdrafts	**(623)**	(4 736)
	(623)	(4 736)
Interest received		
Loans and bank accounts	**65 797**	22 234
Subsidiaries	**43 986**	7 220
	109 783	29 454
Finance income – net	**109 160**	24 718

	31 March	
	2006 **R'000**	2005 R'000
17. PROFIT ON SALE OF INVESTMENTS		
Loss on disposal of investments	–	(27 895)
Profit on disposal of investments	–	108 719
Total	–	80 824
18. TAXATION		
Secondary taxation on companies	–	14 944
Deferred taxation		
Current year	**6 018**	(46 921)
Total tax per income statement	**6 018**	(31 977)
Reconciliation of taxation		
Taxation at statutory rates	**64 901**	242 022
Adjusted for:		
Assessed losses utilised	**(20 546)**	(287)
Non-deductible expenses	**5 617**	1 572
Non-taxable income	**(49 972)**	(243 307)
Secondary taxation on companies	**6 018**	(31 977)
Taxation provided in income statement	**6 018**	(31 977)
19. CASH USED IN OPERATING ACTIVITIES		
Operating profit per income statement	**114 635**	701 197
Adjustments:		
– Non-cash and other	**(166 269)**	(723 497)
Investment income	**(172 141)**	(726 716)
Share-based compensation expenses	**5 575**	3 912
Other	**297**	(693)
– Working capital	**4 607**	(3 017)
Cash movement in trade and other receivables	**(429)**	86
Cash movement in payables, provisions and accruals	**5 036**	(3 103)
Cash used in operating activities	**(47 027)**	(25 317)

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents approximates fair value as a consequence of the short maturities of these instruments. The estimated fair values do not necessarily represent the values that the company will realise in the normal course of business. A comparison of the carrying value and fair value of these instruments is as follows:

	31 March 2006		31 March 2005	
	Carrying value R'000	Fair value R'000	Carrying value R'000	Fair value R'000
Assets				
Investments and loans	**5 486 705**	**5 486 705**	6 539 165	6 539 165
Receivables and loans	**305 944**	**305 944**	1 608	1 608
Cash and cash deposits	**2 062 293**	**2 062 293**	1 145 894	1 145 894
Liabilities				
Long-term liabilities	**2 270**	**2 270**	15 724	15 724
Payables and loans	**55 531**	**55 531**	105 620	105 620

21. SHARE OPTIONS OUTSTANDING

In terms of the Welkom Trust share scheme, share options were issued to the participants to subscribe for 5 605 236 Naspers Class N ordinary shares at a subscription price of R31,96 per Class N ordinary share during the 30-day period from 9 September 2006.

22. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Introduction

For the year ended 31 March 2005 Naspers Limited ("Naspers" or "the company") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In accordance with the JSE Limited ("JSE") Listings Requirements, Naspers is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.

In order to describe how Naspers's reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS 1").

The date of transition to IFRS for the company is 1 April 2004 and therefore, as required by IFRS 1, the company's opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements and interpretations effective at 31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.

The exemptions and exceptions taken by the company are the same as those of the group, where applicable (refer to note 2 of the consolidated financial statements).

22. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

The reconciliations of net profit and equity below present the impact of the adjustments on the company's financial position and financial performance:

Reconciliation of net profit	Notes	Year ended 31 March 2005 R'm
As previously reported under SA GAAP		
– Attributable to Naspers shareholders		843
– Attributable to minority shareholders		–
		843
Adjusted for:		
– share-based compensation	1	(4)
As reported under IFRS		839

Reconciliation of equity	Notes	31 March 2005 R'm	1 April 2004 R'm
As previously reported under SA GAAP			
– Naspers shareholders' interest		8 645	7 124
– Minority shareholders' interest		–	–
		8 645	7 124
Adjusted for:			
– Share-based compensation reserve	1	4	3
– Retained earnings	1	(4)	(3)
As reported under IFRS		8 645	7 124

The company made the following adjustment to its SA GAAP financial statements in order to restate the information in terms of IFRS:

(1) *IFRS 2: Share-based payments*

The company grants share options to the group employees and directors through the Naspers Share Incentive Trust. In terms of SA GAAP, this equity compensation plan did not result in any expense being recorded by the company, other than costs incurred in administering the scheme and a dilution in earnings per share when the shares were delivered to the employees.

In accordance with IFRS 2, the company has recognised a compensation expense in the income statement, representing the fair value of share options granted. The Naspers share scheme is an equity-settled compensation scheme in terms of IFRS 2 and therefore a corresponding credit to equity has been raised. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

Refer to note 2 of the consolidated financial statements for details regarding significant presentation adjustments made to the company's income statement. No balance sheet reclassifications were effected.

23. EQUITY COMPENSATION BENEFITS

Please refer to note 38 of the consolidated financial statements for details regarding the Naspers Limited share incentive plan.

notice of annual general meeting

Notice is hereby given that the ninety-second annual general meeting of Naspers Limited ("the company" or "Naspers") will be held on the 18th Floor of Naspers Centre, 40 Heerengracht in Cape Town, South Africa, on Friday, 25 August 2006 at 11:15.

The following ordinary resolutions will be considered and, if approved, will be adopted with or without amendment:

ORDINARY RESOLUTIONS

1. The financial statements of the company and the group for the 12 months ended 31 March 2006 and the reports of the directors and the auditors to be considered and accepted.
2. The confirmation of dividends in relation to the N ordinary and A ordinary shares of the company.
3. The approval of the remuneration of the non-executive directors.
4. The re-appointment of the firm PricewaterhouseCoopers Inc. as auditors for the period until the conclusion of the next annual general meeting of the company.
5. To elect Adv F du Plessis, Prof R C C Jafta and Mr F T M Phaswana who retire by rotation and, being eligible, offer themselves for re-election. Their abridged *curricula vitae* appear on pages 60 and 61 of this report. The re-election of each director will be carried out in separate ordinary resolutions.
6. To extend, until the conclusion of the next annual general meeting of the company, the unconditional general authority granted to the directors to place under their control and to allot and issue at their discretion, subject to the provisions of section 221 of the Companies Act, No 61 of 1973, as amended ("the Act"), and the requirements of JSE Limited ("the JSE") and any other exchange on which the shares of the company may be quoted or listed from time to time, the unissued shares of the company on such terms

and conditions and to such persons, whether they be shareholders or not, as the directors may in their discretion deem fit.

7. Subject to a minimum of 75% of the votes of shareholders of the company present personally or by proxy at the annual general meeting and entitled to vote, voting in favour thereof, the directors be authorised and are hereby authorised to issue unissued shares of a class of shares already in issue in the capital of the company for cash as and when the opportunity arises, subject to the requirements of the JSE, including the following:
   ♦ this authority shall not endure beyond the earlier of the next annual general meeting of the company or beyond 15 months from the date of the meeting;
   ♦ that a paid press announcement giving full details, including the impact on the net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issue;
   ♦ the aggregate issue of any particular class of shares in any financial year will not exceed 15% of the issued number of that class of shares (including securities which are compulsorily convertible into shares of that class);
   ♦ that in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount at which the shares may be issued is 10% of the weighted average traded price of the shares in question, as determined over the 30 business days prior to the date that the price of the issue is determined; and
   ♦ that the shares will only be issued to "public shareholders" as defined in the Listings Requirements of the JSE, and not to related parties.

8. At the Naspers AGM of 29 August 2003 the directors were authorised to grant non-renounceable offers to Welkom participants to subscribe for Naspers N ordinary shares. As it is anticipated that some Welkom participants may not exercise their rights timeously, the following ordinary resolution is proposed:

    Resolved that the directors be and are hereby authorised to take all steps necessary, including the allotment and issuing of Naspers N ordinary shares and the amendment of the provisions of the Welkom Aandele-administrasie Trust No 2 (IT 1132/2000) ("the trust"), by agreement with the trustees of the trust, to ensure that such rights that are not exercised by Welkom participants are exercised in whole or in part by the trust and to expand the purpose of the trust and the powers of the trustees to allow the funds of the trust to be applied towards such broad-based black economic empowerment initiatives and to include as potential beneficiaries of the trust such previously disadvantaged individuals and groupings, as may be identified from time to time by the trustees in consultation with the directors.

The following special resolutions will be considered and, if approved, will be adopted with or without amendment:

SPECIAL RESOLUTION NUMBER ONE

That the company or any of its subsidiaries be and are hereby authorised, by way of a general approval, to acquire N ordinary shares issued by the company, in terms of sections 85(2), 85(3) and 89 of the Companies Act, No 61 of 1973, as amended, and in terms of the rules and requirements of the JSE being that:

♦ any such acquisition of N ordinary shares shall be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement;

♦ this general authority shall be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

♦ an announcement will be published as soon as the company or any of its subsidiaries has acquired N ordinary shares constituting, on a cumulative basis, 3% of the number of N ordinary shares in issue prior to the acquisition pursuant to which the aforesaid 3% threshold is reached, and for each 3% in aggregate acquired thereafter, containing full details of such acquisitions;

♦ acquisitions of N ordinary shares in aggregate in any one financial year may not exceed 20% of the company's N ordinary issued share capital as at the date of passing of this special resolution;

♦ in determining the price at which N ordinary shares issued by the company are acquired by it or any of its subsidiaries in terms of this general authority, the maximum premium at which such N ordinary shares may be acquired will be 10% of the weighted average of the market value at which such N ordinary shares are traded on the JSE as determined over the five business days immediately preceding the date of repurchase of such N ordinary shares by the company or any of its subsidiaries;

♦ the company has been given authority by its articles of association;

♦ at any point, the company may only appoint one agent to effect any repurchase on the company's behalf;

♦ the company's sponsor must confirm the adequacy of the company's working capital for purposes of undertaking the repurchase of N ordinary shares in writing to the JSE before entering the market to proceed with the repurchase;

♦ the company remaining in compliance with the minimum shareholder spread requirements of the JSE Listings Requirements; and

♦ the company and/or its subsidiaries not repurchasing any N ordinary shares during a prohibited period as defined by the JSE Listings Requirements.

Before entering the market to effect the general repurchase, the directors, having considered the effects of the repurchase of the maximum number of N ordinary shares in terms of the foregoing general authority, will ensure that for a period of 12 (twelve) months after the date of the notice of annual general meeting:

♦ the company and the group will be able, in the ordinary course of business, to pay its debts;

♦ the assets of the company and the group, fairly valued in accordance with International Financial Reporting Standards, will exceed the liabilities of the company and the group; and

♦ the company and the group's ordinary share capital, reserves and working capital will be adequate for ordinary business purposes.

The following additional information, some of which appears elsewhere in the annual report of which this notice forms part, is provided in terms of the JSE Listings Requirements for purposes of the general authority:

♦ directors – pages 60 and 61;

♦ major beneficial shareholders – page 65;

♦ directors' interests in ordinary shares – page 117;

♦ share capital of the company – pages 174 and 175; and

♦ litigation – pages 128 to 130.

Directors' responsibility statement

The directors, whose names appear on pages 60 and 61 of this annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to this special resolution number one and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that special resolution number one contains all information.

Material changes

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and up to the date of this notice.

The directors have no specific intention, at present, for the company to repurchase any of its N ordinary shares but consider that such a general authority should be put in place should an opportunity present itself to do so during the year which is in the best interests of the company and its shareholders.

The reason for and effect of special resolution number one is to grant the company a general authority in terms of the Companies Act and the JSE Listings Requirements for the acquisition by the company, or a subsidiary of the company, of the company's N ordinary shares.

SPECIAL RESOLUTION NUMBER TWO

That the company or any of its subsidiaries be and are hereby authorised, by way of a general approval, to acquire A ordinary shares issued by the company, in terms of sections 85(2), 85(3) and 89 of the Companies Act, No 61 of 1973, as amended.

The reason for and effect of special resolution number two is to grant the company a general authority in terms of the Companies Act for the acquisition by the company, or a subsidiary of the company, of the company's A ordinary shares.

9. ORDINARY RESOLUTION

Each of the directors of the company is hereby authorised to do all things, perform all acts and sign all documentation necessary to effect the implementation of the ordinary and special resolutions adopted at this annual general meeting.

10. **OTHER BUSINESS**

To transact such other business as may be transacted at an annual general meeting.

Shareholders entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a shareholder of the company.

A form of proxy, which includes the relevant instructions for its completion, is attached for the use of holders of certificated shares and "own name" dematerialised shareholders who wish to be represented at the annual general meeting. Completion of a form of proxy will not preclude such a shareholder from attending and voting (in preference to that shareholder's proxy) at the annual general meeting.

Holders of dematerialised shares, other than "own name" dematerialised shareholders, who wish to vote at the annual general meeting must instruct their Central Securities Depository Participant ("CSDP") or broker accordingly in the manner and cut-off time stipulated by their CSDP or broker.

Holders of dematerialised shares, other than "own name" dematerialised shareholders, who wish to attend the annual general meeting in person need to arrange the necessary authorisation as soon as possible, through their CSDP or broker.

The form appointing a proxy and the authority (if any) under which it is signed must reach the registered office of the company by no later than 11:15 on Thursday, 24 August 2006. A form of proxy is enclosed with this notice. The form of proxy may also be obtained from the registered office of the company.

By order of the board



G M Coetzee

Company secretary

3 August 2006

Cape Town

NASPERS LIMITED

Incorporated in the Republic of South Africa   (Registration number: 1925/001431/06)
"NPN" or "the company"
JSE CODE: NPN   ISIN: ZAE000015889

FORM OF PROXY

Ninety-second annual general meeting of shareholders

For use by holders of certificated shares or "own name" dematerialised shareholders at the ninety-second annual general meeting of shareholders of the company to be held on the 18th Floor of Naspers Centre, 40 Heerengracht in Cape Town, South Africa on Friday, 25 August 2006 at 11:15.

I/We _____ (please print)

of _____

being a holder of certificated shares or 'own name' dematerialised shares

of Naspers and entitled to _____ votes hereby appoint (see note 1)

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3. the chairman of the annual general meeting as my/our proxy to act for me/us at the annual general meeting which will be held in the boardroom on the 18th Floor, Naspers Centre, 40 Heerengracht in Cape Town on Friday, 25 August 2006 at 11:15 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name (see note 2) as follows:

	In favour of	Against	Abstain
Ordinary resolutions:			
1. Approval of annual financial statements			
2. Confirmation of dividends			
3. Approval of directors' remuneration			
4. Re-appointment of auditors			

5.   Re-election of the following directors:
    Adv F du Plessis
    Prof R C C Jafta
    Mr F T M Phaswana			

6. Approval of general authority placing unissued shares under the control of the directors			
7. Approval of issue of shares for cash			
8. Approval regarding Welkom Aandele-administrasie Trust No 2			
Special resolution number one: General approval for the company or any of its subsidiaries to acquire N ordinary shares in the company			
Special resolution number two: General approval for the company or any of its subsidiaries to acquire A ordinary shares in the company			
Ordinary resolution: 9. Authorisation to implement all resolutions adopted at annual general meeting			

and generally to act as my/our proxy at the said annual general meeting.

(Tick whichever is applicable. If no indication is given, the proxy holder will be entitled to vote or to abstain from voting as the proxy holder deems fit.)

Signed at _____ on this _____ day of _____ 2006.

Signature _____ Assisted (where applicable) _____

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

NOTES:

1. A certificated or "own name" dematerialised shareholder may insert the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the annual general meeting". The person whose name appears first on the form of proxy and whose name has not been deleted and who attends the meeting will be entitled and authorised to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply herewith will be deemed to authorise the proxy to vote at the annual general meeting as he/she deems fit in respect of the shareholder's votes exercisable thereat, but where the proxy is the chairman, failure to so comply will be deemed to authorise the chairman to vote in favour of the resolutions. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy.

3. Forms of proxy must be lodged at or posted to the registered office of the company, 40 Heerengracht, Cape Town, 8001 or PO Box 2271, Cape Town, 8000 (marked for the attention of Denise Vos) to be received by not later than 11:15 on Thursday, 24 August 2006, or such later date if the annual general meeting is postponed.

4. The completion and lodging of this form of proxy will not preclude the certificated shareholder or "own name" dematerialised shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

5. An instrument of proxy shall be valid for any adjournment or postponement of the annual general meeting as well as for the meeting to which it relates, unless the contrary is stated therein but shall not be used at the resumption of an adjourned annual general meeting if it could not have been used at the annual general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the meeting from which the adjournment took place.

6. A vote cast or act done in accordance with the terms of a form of proxy shall be deemed to be valid notwithstanding:

    – the death, insanity, or any other legal disability of the person appointing the proxy; or

    – the revocation of the proxy; or

    – the transfer of a share in respect of which the proxy was given,

    unless notice as to any of the abovementioned matters shall have been received by the company at its registered office or by the chairman of the annual general meeting at the place of the annual general meeting if not held at the registered office, before the commencement or resumption (if adjourned) of the annual general meeting at which the vote was cast or the act was done or before the poll on which the vote was cast.

7. The authority of a person signing the form of proxy;

    7.1 under a power of attorney; or

    7.2 on behalf of a company or close corporation or trust, must be attached to the form of proxy unless the full power of attorney has already been received by the company or the transfer secretaries.

8. Where shares are held jointly, all joint holders must sign.

9. Dematerialised shareholders, other than by "own name" registration, must NOT complete this form of proxy and must provide their Central Securities Depository Participant ("CSDP") or broker with their voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP and/or broker.

Picture credits



NASPERS

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      NASPERS LIMITED

Date: August 3, 2006 by

                      Name: Stephan J. Z. Pacak
                      Title: Director